Key metrics
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Credit Suisse (CHF million, except where indicated)
Net income attributable to shareholders	647	694	303	(7)	114	1,341	899	49
Basic earnings per share (CHF)	0.25	0.27	0.13	(7)	92	0.52	0.40	30
Diluted earnings per share (CHF)	0.25	0.26	0.13	(4)	92	0.51	0.39	31
Return on equity attributable to shareholders (%)	6.1	6.7	3.0	–	–	6.4	4.4	–
Effective tax rate (%)	37.8	34.3	47.4	–	–	36.1	28.3	–
Core Results (CHF million, except where indicated)
Net revenues	5,771	5,839	5,479	(1)	5	11,610	11,219	3
Provision for credit losses	74	48	69	54	7	122	98	24
Total operating expenses	4,277	4,328	4,265	(1)	0	8,605	8,767	(2)
Income before taxes	1,420	1,463	1,145	(3)	24	2,883	2,354	22
Cost/income ratio (%)	74.1	74.1	77.8	–	–	74.1	78.1	–
Assets under management and net new assets (CHF billion)
Assets under management	1,398.4	1,379.6	1,307.3	1.4	7.0	1,398.4	1,307.3	7.0
Net new assets	15.4	25.1	12.1	(38.6)	27.3	40.5	36.5	11.0
Balance sheet statistics (CHF million)
Total assets	798,158	809,052	783,411	(1)	2	798,158	783,411	2
Net loans	287,660	283,854	273,865	1	5	287,660	273,865	5
Total shareholders' equity	43,470	42,540	43,493	2	0	43,470	43,493	0
Tangible shareholders' equity	38,461	37,661	38,625	2	0	38,461	38,625	0
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.8	12.9	14.2	–	–	12.8	14.2	–
Look-through CET1 ratio (%)	12.8	12.9	13.3	–	–	12.8	13.3	–
Look-through CET1 leverage ratio (%)	3.9	3.8	3.8	–	–	3.9	3.8	–
Look-through tier 1 leverage ratio (%)	5.2	5.1	5.2	–	–	5.2	5.2	–
Share information
Shares outstanding (million)	2,550.0	2,539.6	2,553.3	0	0	2,550.0	2,553.3	0
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0	2,556.0	2,556.0	0
of which treasury shares	(6.0)	(16.4)	(2.7)	(63)	122	(6.0)	(2.7)	122
Book value per share (CHF)	17.05	16.75	17.03	2	0	17.05	17.03	0
Tangible book value per share (CHF)	15.08	14.83	15.13	2	0	15.08	15.13	0
Market capitalization (CHF million)	38,212	40,871	35,426	(7)	8	38,212	35,426	8
Number of employees (full-time equivalents)
Number of employees	45,430	46,370	46,230	(2)	(2)	45,430	46,230	(2)
See relevant tables for additional information on these metrics.

Financial Report 2Q18

Financial Report 2Q18
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 45,430 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers and financial institutions.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income trading business in Asia Pacific, which supports our wealth management activities, but also deals extensively with a broader range of institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management

Operating environment
Global economic growth began to accelerate in 2Q18 after a slowdown in 1Q18. Global equity markets ended the quarter higher, with European bank stocks underperforming, and volatility was lower compared to the previous quarter. Major government bond yields were mixed, and the US dollar appreciated against all major currencies. Commodities ended the quarter higher.
Economic environment
Global growth began to accelerate in 2Q18 after a slowdown in 1Q18. Strength in the second quarter was driven by an increase in US business activity that occurred alongside continued resilience in China. Growth elsewhere remained subdued. In particular, business surveys in Europe declined. Core inflation in developed markets continued to increase. Tighter financial conditions and risks from changes in international trade policies weighed on growth in a range of emerging economies.
The US Federal Reserve (Fed) raised interest rates 25 basis points at its June meeting. The European Central Bank (ECB) announced that it would end asset purchases in December, and expects to leave policy rates unchanged until at least the summer of 2019. The Swiss National Bank (SNB) kept policy rates unchanged, while continuing to express concern about the strength of the Swiss franc. Voting patterns within the Monetary Policy Committee of the Bank of England (BoE) shifted in a more restrictive direction in June. In emerging markets, a number of central banks increased policy rates as weaker currencies put pressure on inflation.
Global equities moved higher in 2Q18 and finished the first half of 2018 in slightly positive territory, driven by continued strong earnings growth. While the Chicago Board Options Exchange Market Volatility Index (VIX) retreated from 1Q18 levels, it remained elevated compared to last year amid political uncertainties (refer to the charts under "Equity markets"). Among regions, markets such as the UK and Australia outperformed global stocks as they benefitted from rising commodity prices, while emerging markets underperformed by comparison. Among sectors, energy was the main outperformer. The Credit Suisse Hedge Fund Index was stable in 2Q18.
In fixed income, total returns turned slightly positive, driven by a market repricing of the Fed and ECB monetary policy intentions and a reassessment of the trade disputes between the US and China. In credit markets, tightening of corporate bond spreads was limited in light of lingering interest rate volatility and a slowly deteriorating fundamental outlook. Emerging market hard-currency and local-currency sovereign bonds underperformed. Refer to the charts under “Yield curves” and “Credit spreads” for further information.

The US dollar appreciated against all major currencies in 2Q18 as economic activity data was stronger in the US than elsewhere and the Fed continued to tighten its monetary policy. The euro depreciated as economic momentum in the Eurozone moderated and political uncertainty in the Eurozone re-emerged. The Swiss franc also lost value against the US dollar but moderately gained against the euro. The British pound was among the weakest major currencies in 2Q18 due to weaker UK economic data and uncertainty regarding the intended withdrawal of the UK from the European Union. Among major emerging markets, the Argentine peso, Brazilian real, Turkish lira and South African rand all depreciated markedly against the US dollar.
The Credit Suisse Commodities Benchmark rose 4.5% in 2Q18 following its positive performance in the first quarter. Energy markets continued to outperform on further global demand and elevated geopolitical risks. Seasonal Chinese demand helped lift industrial metals, but prices retraced earlier gains towards the end of the quarter amid renewed trade tensions. Agriculture and precious metals underperformed, with the US dollar strength particularly weighing on precious metals and improved spring crop conditions in the US on agriculture.

Market volumes (growth in %)
	Global			Europe
end of 2Q18	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	2	5		9	8
Announced mergers and acquisitions [2]	17	66		13	74
Completed mergers and acquisitions [2]	13	9		35	3
Equity underwriting [2]	6	(1)		0	(35)
Debt underwriting [2]	(12)	(8)		(16)	1
Syndicated lending – investment grade [2]	7	36	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 6M18 vs 6M17.
Sector environment
Global bank stocks underperformed global stocks by 5.9% in 2Q18. Following a weak performance in 1Q18, European bank stocks declined further and ended 2Q18 4.8% lower. This represented an underperformance of 8.4% compared to global stocks.
In private banking, the industry has experienced a long-term fundamental growth trend fueled by economic growth and a generally supportive investment environment, including rising equity markets. Against these supportive market trends, challenges were presented through political instability, worry over the threat from greater protectionism among the largest trade partners and the uncertainty over the impact from central banks' withdrawal from a policy of quantitative easing. In addition, the private banking sector continued to face pressure as it adapts to structural and regulatory changes while pursuing new opportunities and efficiencies arising from digital technology.
In investment banking, announced mergers and acquisitions (M&A) and completed M&A increased globally and in Europe compared to 1Q18 and 2Q17. Global equity underwriting volumes were higher compared to 1Q18 and decreased compared to 2Q17. European underwriting volumes were stable compared to 1Q18 and decreased compared to 2Q17. Global debt underwriting volumes were lower compared to 1Q18 and 2Q17. European debt underwriting was lower compared to 1Q18. Compared to 2Q17, European debt underwriting increased slightly. Compared to 1Q18 and the first half year 2017, investment grade syndicated lending increased. In 2Q18, total US fixed income trading volumes were lower compared to 1Q18, mainly driven by a decrease in treasury volumes. Compared to 2Q17, US fixed income trading volumes increased, driven by higher mortgage-backed volumes.

Credit Suisse
In 2Q18, we recorded net income attributable to shareholders of CHF 647 million. Diluted earnings per share were CHF 0.25 and return on equity and return on tangible equity attributable to shareholders were 6.1% and 6.9%, respectively. As of the end of 2Q18, our BIS CET1 ratio was 12.8% on a look-through basis.
Results
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net interest income	1,593	1,585	1,737	1	(8)	3,178	3,370	(6)
Commissions and fees	3,159	3,046	2,905	4	9	6,205	5,951	4
Trading revenues	528	578	237	(9)	123	1,106	811	36
Other revenues	315	427	326	(26)	(3)	742	607	22
Net revenues	5,595	5,636	5,205	(1)	7	11,231	10,739	5
Provision for credit losses	73	48	82	52	(11)	121	135	(10)
Compensation and benefits	2,547	2,538	2,595	0	(2)	5,085	5,300	(4)
General and administrative expenses	1,420	1,508	1,527	(6)	(7)	2,928	3,128	(6)
Commission expenses	328	344	350	(5)	(6)	672	718	(6)
Restructuring expenses	175	144	69	22	154	319	206	55
Total other operating expenses	1,923	1,996	1,946	(4)	(1)	3,919	4,052	(3)
Total operating expenses	4,470	4,534	4,541	(1)	(2)	9,004	9,352	(4)
Income before taxes	1,052	1,054	582	0	81	2,106	1,252	68
Income tax expense	398	362	276	10	44	760	354	115
Net income	654	692	306	(5)	114	1,346	898	50
Net income/(loss) attributable to noncontrolling interests	7	(2)	3	–	133	5	(1)	–
Net income attributable to shareholders	647	694	303	(7)	114	1,341	899	49
Statement of operations metrics (%)
Return on regulatory capital	9.1	9.1	5.1	–	–	9.1	5.4	–
Cost/income ratio	79.9	80.4	87.2	–	–	80.2	87.1	–
Effective tax rate	37.8	34.3	47.4	–	–	36.1	28.3	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.25	0.27	0.13	(7)	92	0.52	0.40	30
Diluted earnings/(loss) per share	0.25	0.26	0.13	(4)	92	0.51	0.39	31
Return on equity (%, annualized)
Return on equity attributable to shareholders	6.1	6.7	3.0	–	–	6.4	4.4	–
Return on tangible equity attributable to shareholders [1]	6.9	7.6	3.4	–	–	7.2	5.0	–
Balance sheet statistics (CHF million)
Total assets	798,158	809,052	783,411	(1)	2	798,158	783,411	2
Risk-weighted assets [2]	277,125	271,015	259,337	2	7	277,125	259,337	7
Leverage exposure [2]	920,002	932,071	906,194	(1)	2	920,002	906,194	2
Number of employees (full-time equivalents)
Number of employees	45,430	46,370	46,230	(2)	(2)	45,430	46,230	(2)
1
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results summary
In 2Q18, Credit Suisse reported net income attributable to shareholders of CHF 647 million compared to CHF 694 million in 1Q18 and CHF 303 million in 2Q17.
Net revenues of CHF 5,595 million were stable compared to 1Q18, primarily reflecting lower net revenues in Global Markets, Asia Pacific and International Wealth Management, offset by higher net revenues in Investment Banking & Capital Markets and the Corporate Center. The decrease in Global Markets was due to reduced client activity in securitized products and a slowdown in debt underwriting activity. The decrease in Asia Pacific was driven by lower revenues in its Wealth Management & Connected business, reflecting lower advisory, underwriting and financing revenues and lower Private Banking revenues, partially offset by higher revenues in its Markets business, mainly reflecting higher fixed income sales and trading revenues. The decrease in International Wealth Management was primarily driven by lower other revenues and lower transaction- and performance-based revenues, partially offset by slightly higher recurring commissions and fees. The increase in Investment Banking & Capital Markets was driven by higher revenues from advisory and other fees as well as increased debt and equity underwriting activity. The increase in the Corporate Center reflected reduced negative treasury results, partially offset by lower other revenues.
Net revenues increased 7% compared to 2Q17, primarily reflecting increased net revenues in Investment Banking & Capital Markets, the Corporate Center, International Wealth Management and Asia Pacific and lower negative net revenues in the Strategic Resolution Unit, partially offset by lower net revenues in Global Markets. The increase in Investment Banking & Capital Markets was due to higher revenues from advisory and other fees and debt underwriting activity. The increase in the Corporate Center mainly reflected reduced negative treasury results. The increase in International Wealth Management reflected higher revenues across all revenue categories. The increase in Asia Pacific was primarily driven by higher revenues in its Markets business across all revenue categories. The increase in the Strategic Resolution Unit was primarily driven by lower overall funding costs and lower negative valuation adjustments in its legacy investment banking portfolio, partially offset by a reduction in fee-based revenues as a result of accelerated business exits. The decrease in Global Markets reflected lower client activity in securitized products and cash equities, partially offset by strength in its International Trading Solutions (ITS) franchise.
Provision for credit losses in 2Q18 was CHF 73 million, primarily related to net provisions of CHF 35 million in Swiss Universal Bank, CHF 15 million in Investment Banking & Capital Markets and CHF 12 million in Global Markets.
Total operating expenses of CHF 4,470 million were stable compared to 1Q18, mainly reflecting a 6% decrease in general and administrative expenses, primarily due to lower professional services and lower litigation provisions, offset by a 22% increase in restructuring expenses.
Total operating expenses decreased 2% compared to 2Q17, primarily reflecting a 7% decrease in general and administrative expenses, mainly relating to lower professional services fees, and a 2% decrease in compensation and benefits, mainly relating to lower discretionary compensation expenses, partially offset by a significant increase in restructuring expenses, primarily reflecting targeted headcount reductions and occupancy charges relating to reductions in office space.
In 2Q18, we incurred CHF 175 million of restructuring expenses in connection with the implementation of our strategy, of which CHF 85 million were compensation and benefits-related expenses.
Income tax expense of CHF 398 million recorded in 2Q18 mainly reflected the impact of the ongoing re-assessment of the estimated annual effective tax rate. Overall, net deferred tax assets decreased CHF 143 million to CHF 4,624 million during 2Q18, mainly driven by earnings, partially offset by a foreign exchange impact. Deferred tax assets on net operating losses decreased CHF 248 million to CHF 1,798 million during 2Q18. The Credit Suisse effective tax rate was 37.8% in 2Q18 compared to 34.3% in 1Q18.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2Q18 (CHF million, except where indicated)
Net revenues	1,419	1,344	914	1,426	644	24	5,771	(176)	5,595
Provision for credit losses	35	5	7	12	15	0	74	(1)	73
Compensation and benefits	485	565	390	595	367	74	2,476	71	2,547
Total other operating expenses	346	341	300	671	152	(9)	1,801	122	1,923
of which general and administrative expenses	259	253	227	484	120	(30)	1,313	107	1,420
of which restructuring expenses	27	28	20	56	31	0	162	13	175
Total operating expenses	831	906	690	1,266	519	65	4,277	193	4,470
Income/(loss) before taxes	553	433	217	148	110	(41)	1,420	(368)	1,052
Return on regulatory capital (%)	17.7	31.8	14.8	4.2	13.9	–	12.8	–	9.1
Cost/income ratio (%)	58.6	67.4	75.5	88.8	80.6	–	74.1	–	79.9
Total assets	220,030	92,622	109,336	228,941	18,546	101,244	770,719	27,439	798,158
Goodwill	615	1,563	1,513	465	641	0	4,797	0	4,797
Risk-weighted assets [1]	72,700	38,791	33,577	58,918	22,520	30,171	256,677	20,448	277,125
Leverage exposure [1]	252,173	99,109	117,721	266,020	43,441	102,846	881,310	38,692	920,002
1Q18 (CHF million, except where indicated)
Net revenues	1,431	1,403	991	1,546	528	(60)	5,839	(203)	5,636
Provision for credit losses	34	(1)	10	4	1	0	48	0	48
Compensation and benefits	487	587	411	617	316	55	2,473	65	2,538
Total other operating expenses	347	333	336	630	152	57	1,855	141	1,996
of which general and administrative expenses	258	254	259	453	121	37	1,382	126	1,508
of which restructuring expenses	28	26	6	42	30	1	133	11	144
Total operating expenses	834	920	747	1,247	468	112	4,328	206	4,534
Income/(loss) before taxes	563	484	234	295	59	(172)	1,463	(409)	1,054
Return on regulatory capital (%)	17.9	35.7	16.9	8.5	8.1	–	13.4	–	9.1
Cost/income ratio (%)	58.3	65.6	75.4	80.7	88.6	–	74.1	–	80.4
Total assets	217,179	89,313	107,851	239,432	15,380	109,734	778,889	30,163	809,052
Goodwill	603	1,518	1,473	451	622	0	4,667	0	4,667
Risk-weighted assets [1]	70,558	37,580	33,647	57,990	20,866	28,135	248,776	22,239	271,015
Leverage exposure [1]	246,997	93,921	115,709	282,778	38,731	110,767	888,903	43,168	932,071
2Q17 (CHF million, except where indicated)
Net revenues	1,405	1,264	848	1,517	511	(66)	5,479	(274)	5,205
Provision for credit losses	36	8	(1)	12	13	1	69	13	82
Compensation and benefits	497	573	387	629	303	112	2,501	94	2,595
Total other operating expenses	370	318	274	619	117	66	1,764	182	1,946
of which general and administrative expenses	296	248	199	460	104	56	1,363	164	1,527
of which restructuring expenses	(4)	7	11	32	10	2	58	11	69
Total operating expenses	867	891	661	1,248	420	178	4,265	276	4,541
Income/(loss) before taxes	502	365	188	257	78	(245)	1,145	(563)	582
Return on regulatory capital (%)	15.5	28.3	14.4	7.4	12.0	–	10.9	–	5.1
Cost/income ratio (%)	61.7	70.5	77.9	82.3	82.2	–	77.8	–	87.2
Total assets	235,562	89,163	90,948	228,858	20,973	63,480	728,984	54,427	783,411
Goodwill	602	1,523	1,473	452	623	0	4,673	0	4,673
Risk-weighted assets [1]	64,426	36,515	32,293	51,333	18,648	18,021	221,236	38,101	259,337
Leverage exposure [1]	260,479	93,107	101,583	276,483	43,073	59,858	834,583	71,611	906,194
1 Disclosed on a look-through basis.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
6M18 (CHF million, except where indicated)
Net revenues	2,850	2,747	1,905	2,972	1,172	(36)	11,610	(379)	11,231
Provision for credit losses	69	4	17	16	16	0	122	(1)	121
Compensation and benefits	972	1,152	801	1,212	683	129	4,949	136	5,085
Total other operating expenses	693	674	636	1,301	304	48	3,656	263	3,919
of which general and administrative expenses	517	507	486	937	241	7	2,695	233	2,928
of which restructuring expenses	55	54	26	98	61	1	295	24	319
Total operating expenses	1,665	1,826	1,437	2,513	987	177	8,605	399	9,004
Income/(loss) before taxes	1,116	917	451	443	169	(213)	2,883	(777)	2,106
Return on regulatory capital (%)	17.7	33.6	15.9	6.5	11.1	–	13.2	–	9.1
Cost/income ratio (%)	58.4	66.5	75.4	84.6	84.2	–	74.1	–	80.2
6M17 (CHF million, except where indicated)
Net revenues	2,759	2,485	1,729	3,126	1,117	3	11,219	(480)	10,739
Provision for credit losses	46	10	3	17	19	3	98	37	135
Compensation and benefits	980	1,144	811	1,319	651	213	5,118	182	5,300
Total other operating expenses	827	675	580	1,216	220	131	3,649	403	4,052
of which general and administrative expenses	621	515	419	898	205	99	2,757	371	3,128
of which restructuring expenses	48	43	30	52	12	3	188	18	206
Total operating expenses	1,807	1,819	1,391	2,535	871	344	8,767	585	9,352
Income/(loss) before taxes	906	656	335	574	227	(344)	2,354	(1,102)	1,252
Return on regulatory capital (%)	14.1	25.6	12.7	8.2	17.4	–	11.1	–	5.4
Cost/income ratio (%)	65.5	73.2	80.5	81.1	78.0	–	78.1	–	87.1
Regulatory capital
As of the end of 2Q18, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.8% and our risk-weighted assets were CHF 277.1 billion, both on a look-through basis.
As previously disclosed, the Swiss Financial Market Supervisory Authority FINMA (FINMA) imposed regulatory changes in 2Q18, primarily in respect of credit multipliers and banking book securitizations, which resulted in additional risk-weighted assets relating to credit risk of CHF 1.0 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.
Core Results
In 2Q18, Core Results net revenues of CHF 5,771 million were stable compared to 1Q18, primarily reflecting lower net revenues in Global Markets, Asia Pacific and International Wealth Management, offset by higher net revenues in Investment Banking & Capital Markets and the Corporate Center. Provision for credit losses was CHF 74 million, primarily related to Swiss Universal Bank, Investment Banking & Capital Markets and Global Markets. Total operating expenses of CHF 4,277 million were stable compared to 1Q18, mainly reflecting a 5% decrease in general and administrative expenses, offset by a 22% increase in restructuring expenses. The decrease in general and administrative expenses was primarily related to the Corporate Center. The increase in restructuring expenses was primarily related to Asia Pacific and Global Markets.
Core Results net revenues increased 5% compared to 2Q17, primarily reflecting increased net revenues in Investment Banking & Capital Markets, the Corporate Center, International Wealth Management and Asia Pacific, partially offset by lower net revenues in Global Markets. Total operating expenses were stable compared to 2Q17, primarily reflecting a significant increase in restructuring expenses, offset by a 4% decrease in general and administrative expenses. The increase in restructuring expenses was primarily related to Swiss Universal Bank, Global Markets, International Wealth Management and Investment Banking & Capital Markets. The decrease in general and administrative expenses was primarily related to the Corporate Center.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2Q18 (CHF million, except where indicated)
Net revenues	1,419	1,344	914	1,426	644	24	5,771	(176)	5,595
Provision for credit losses	35	5	7	12	15	0	74	(1)	73
Total operating expenses	831	906	690	1,266	519	65	4,277	193	4,470
Restructuring expenses	(27)	(28)	(20)	(56)	(31)	0	(162)	(13)	(175)
Major litigation provisions	0	0	(29)	0	0	0	(29)	(26)	(55)
Expenses related to business sales	0	0	0	0	0	0	0	(1)	(1)
Total operating expenses adjusted	804	878	641	1,210	488	65	4,086	153	4,239
Income/(loss) before taxes	553	433	217	148	110	(41)	1,420	(368)	1,052
Total adjustments	27	28	49	56	31	0	191	40	231
Adjusted income/(loss) before taxes	580	461	266	204	141	(41)	1,611	(328)	1,283
Adjusted return on regulatory capital (%)	18.6	33.9	18.3	5.8	17.8	–	14.6	–	11.1
1Q18 (CHF million, except where indicated)
Net revenues	1,431	1,403	991	1,546	528	(60)	5,839	(203)	5,636
Real estate gains	0	0	0	0	0	0	0	(1)	(1)
(Gains)/losses on business sales	(37)	(36)	0	0	0	0	(73)	0	(73)
Net revenues adjusted	1,394	1,367	991	1,546	528	(60)	5,766	(204)	5,562
Provision for credit losses	34	(1)	10	4	1	0	48	0	48
Total operating expenses	834	920	747	1,247	468	112	4,328	206	4,534
Restructuring expenses	(28)	(26)	(6)	(42)	(30)	(1)	(133)	(11)	(144)
Major litigation provisions	0	0	(48)	0	0	0	(48)	(37)	(85)
Total operating expenses adjusted	806	894	693	1,205	438	111	4,147	158	4,305
Income/(loss) before taxes	563	484	234	295	59	(172)	1,463	(409)	1,054
Total adjustments	(9)	(10)	54	42	30	1	108	47	155
Adjusted income/(loss) before taxes	554	474	288	337	89	(171)	1,571	(362)	1,209
Adjusted return on regulatory capital (%)	17.6	34.9	20.8	9.8	12.4	–	14.4	–	10.5
2Q17 (CHF million, except where indicated)
Net revenues	1,405	1,264	848	1,517	511	(66)	5,479	(274)	5,205
Provision for credit losses	36	8	(1)	12	13	1	69	13	82
Total operating expenses	867	891	661	1,248	420	178	4,265	276	4,541
Restructuring expenses	4	(7)	(11)	(32)	(10)	(2)	(58)	(11)	(69)
Major litigation provisions	(6)	(6)	0	0	0	0	(12)	(21)	(33)
Total operating expenses adjusted	865	878	650	1,216	410	176	4,195	244	4,439
Income/(loss) before taxes	502	365	188	257	78	(245)	1,145	(563)	582
Total adjustments	2	13	11	32	10	2	70	32	102
Adjusted income/(loss) before taxes	504	378	199	289	88	(243)	1,215	(531)	684
Adjusted return on regulatory capital (%)	15.6	29.3	15.3	8.3	13.5	–	11.5	–	5.9

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
6M18 (CHF million, except where indicated)
Net revenues	2,850	2,747	1,905	2,972	1,172	(36)	11,610	(379)	11,231
Real estate gains	0	0	0	0	0	0	0	(1)	(1)
(Gains)/losses on business sales	(37)	(36)	0	0	0	0	(73)	0	(73)
Net revenues adjusted	2,813	2,711	1,905	2,972	1,172	(36)	11,537	(380)	11,157
Provision for credit losses	69	4	17	16	16	0	122	(1)	121
Total operating expenses	1,665	1,826	1,437	2,513	987	177	8,605	399	9,004
Restructuring expenses	(55)	(54)	(26)	(98)	(61)	(1)	(295)	(24)	(319)
Major litigation provisions	0	0	(77)	0	0	0	(77)	(63)	(140)
Expenses related to business sales	0	0	0	0	0	0	0	(1)	(1)
Total operating expenses adjusted	1,610	1,772	1,334	2,415	926	176	8,233	311	8,544
Income/(loss) before taxes	1,116	917	451	443	169	(213)	2,883	(777)	2,106
Total adjustments	18	18	103	98	61	1	299	87	386
Adjusted income/(loss) before taxes	1,134	935	554	541	230	(212)	3,182	(690)	2,492
Adjusted return on regulatory capital (%)	18.0	34.3	19.6	7.9	15.2	–	14.5	–	10.8
6M17 (CHF million, except where indicated)
Net revenues	2,759	2,485	1,729	3,126	1,117	3	11,219	(480)	10,739
(Gains)/losses on business sales	0	0	0	0	0	23	23	(38)	(15)
Net revenues adjusted	2,759	2,485	1,729	3,126	1,117	26	11,242	(518)	10,724
Provision for credit losses	46	10	3	17	19	3	98	37	135
Total operating expenses	1,807	1,819	1,391	2,535	871	344	8,767	585	9,352
Restructuring expenses	(48)	(43)	(30)	(52)	(12)	(3)	(188)	(18)	(206)
Major litigation provisions	(33)	(6)	0	0	0	0	(39)	(91)	(130)
Total operating expenses adjusted	1,726	1,770	1,361	2,483	859	341	8,540	476	9,016
Income/(loss) before taxes	906	656	335	574	227	(344)	2,354	(1,102)	1,252
Total adjustments	81	49	30	52	12	26	250	71	321
Adjusted income/(loss) before taxes	987	705	365	626	239	(318)	2,604	(1,031)	1,573
Adjusted return on regulatory capital (%)	15.4	27.5	13.8	9.0	18.3	–	12.3	–	6.7
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Core Results by business activity
in	2Q18								1Q18	2Q17
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	757	992	412		–	–	–	2,161	2,260	2,065
of which net interest income	430	394	158		–	–	–	982	975	929
of which recurring	211	313	112		–	–	–	636	624	598
of which transaction-based	116	285	142		–	–	–	543	605	537
Provision for credit losses	11	5	6		–	–	–	22	13	13
Total operating expenses	478	640	258		–	–	–	1,376	1,411	1,384
Income before taxes	268	347	148		–	–	–	763	836	668
Related to corporate & institutional banking
Net revenues	662	–	–		–	–	–	662	669	672
of which net interest income	309	–	–		–	–	–	309	303	309
of which recurring	175	–	–		–	–	–	175	174	161
of which transaction-based	189	–	–		–	–	–	189	190	207
Provision for credit losses	24	–	–		–	–	–	24	24	25
Total operating expenses	353	–	–		–	–	–	353	347	367
Income before taxes	285	–	–		–	–	–	285	298	280
Related to investment banking
Net revenues	–	–	502		1,426	644	–	2,572	2,610	2,471
of which fixed income sales and trading	–	–	120		803	–	–	923	945	912
of which equity sales and trading	–	–	230		489	–	–	719	733	689
of which underwriting and advisory	–	–	152	[1]	249	642	–	1,043	1,027	931
Provision for credit losses	–	–	1		12	15	–	28	11	30
Total operating expenses	–	–	432		1,266	519	–	2,217	2,181	2,067
Income before taxes	–	–	69		148	110	–	327	418	374
Related to asset management
Net revenues	–	352	–		–	–	–	352	360	337
Total operating expenses	–	266	–		–	–	–	266	277	269
Income before taxes	–	86	–		–	–	–	86	83	68
Related to corporate center
Net revenues	–	–	–		–	–	24	24	(60)	(66)
Provision for credit losses	–	–	–		–	–	0	0	0	1
Total operating expenses	–	–	–		–	–	65	65	112	178
Loss before taxes	–	–	–		–	–	(41)	(41)	(172)	(245)
Total
Net revenues	1,419	1,344	914		1,426	644	24	5,771	5,839	5,479
Provision for credit losses	35	5	7		12	15	0	74	48	69
Total operating expenses	831	906	690		1,266	519	65	4,277	4,328	4,265
Income/(loss) before taxes	553	433	217		148	110	(41)	1,420	1,463	1,145
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Core Results by business activity (continued)
in	6M18								6M17
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	1,519	2,035	867		–	–	–	4,421	4,070
of which net interest income	858	782	317		–	–	–	1,957	1,852
of which recurring	417	620	223		–	–	–	1,260	1,175
of which transaction-based	225	596	327		–	–	–	1,148	1,041
Provision for credit losses	21	4	10		–	–	–	35	31
Total operating expenses	965	1,283	539		–	–	–	2,787	2,832
Income before taxes	533	748	318		–	–	–	1,599	1,207
Related to corporate & institutional banking
Net revenues	1,331	–	–		–	–	–	1,331	1,315
of which net interest income	612	–	–		–	–	–	612	622
of which recurring	349	–	–		–	–	–	349	326
of which transaction-based	379	–	–		–	–	–	379	387
Provision for credit losses	48	–	–		–	–	–	48	23
Total operating expenses	700	–	–		–	–	–	700	769
Income before taxes	583	–	–		–	–	–	583	523
Related to investment banking
Net revenues	–	–	1,038		2,972	1,172	–	5,182	5,156
of which fixed income sales and trading	–	–	205		1,663	–	–	1,868	1,836
of which equity sales and trading	–	–	473		979	–	–	1,452	1,411
of which underwriting and advisory	–	–	360	[1]	537	1,173	–	2,070	2,033
Provision for credit losses	–	–	7		16	16	–	39	41
Total operating expenses	–	–	898		2,513	987	–	4,398	4,267
Income before taxes	–	–	133		443	169	–	745	848
Related to asset management
Net revenues	–	712	–		–	–	–	712	675
Total operating expenses	–	543	–		–	–	–	543	555
Income before taxes	–	169	–		–	–	–	169	120
Related to corporate center
Net revenues	–	–	–		–	–	(36)	(36)	3
Provision for credit losses	–	–	–		–	–	0	0	3
Total operating expenses	–	–	–		–	–	177	177	344
Loss before taxes	–	–	–		–	–	(213)	(213)	(344)
Total
Net revenues	2,850	2,747	1,905		2,972	1,172	(36)	11,610	11,219
Provision for credit losses	69	4	17		16	16	0	122	98
Total operating expenses	1,665	1,826	1,437		2,513	987	177	8,605	8,767
Income/(loss) before taxes	1,116	917	451		443	169	(213)	2,883	2,354
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

employees and other HEADCOUNT
There were 45,430 Group employees as of the end of 2Q18, a decrease of 940 compared to 1Q18, mainly relating to the impact of our cost efficiency initiatives across all divisions. The number of outsourced roles, contractors and consultants decreased by 1,270 compared to 1Q18.
Employees and other headcount
end of	2Q18	1Q18	2Q17
Employees (full-time equivalents)
Swiss Universal Bank	12,180	12,420	12,610
International Wealth Management	10,070	10,170	9,930
Asia Pacific	7,170	7,270	7,000
Global Markets	11,270	11,610	11,620
Investment Banking & Capital Markets	3,040	3,120	3,130
Strategic Resolution Unit	1,390	1,480	1,640
Corporate Center	310	300	300
Total employees	45,430	46,370	46,230
Other headcount
Outsourced roles, contractors and consultants	19,680	20,950	22,090
Total employees and other headcount	65,110	67,320	68,320
Information and developments
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
International Trading Solutions
As previously disclosed, effective July 1, 2017 the Global Markets division entered into an agreement with Swiss Universal Bank and International Wealth Management whereby it provides centralized trading and sales services to private and institutional clients across the three divisions. These services are now managed as a single business within the Global Markets division, referred to as ITS.
Effective in 1Q18, the reporting according to the agreement calls for a sharing of the economic outcome on a divisional level among the three divisions, including fixed minimum allocations to the International Wealth Management and Swiss Universal Bank divisions for each financial reporting period.
With a continued focus on developing our ITS business and to more closely reflect levels of client usage and the downsizing of our wholesale US rates business announced in 2Q18, we recalibrated the risk-weighted assets and leverage exposure allocations from ITS in Global Markets to Swiss Universal Bank and International Wealth Management. The reallocation led to a decrease in risk-weighted assets and leverage exposure in Global Markets of approximately CHF 2 billion and CHF 12 billion, respectively, and an increase in risk-weighted assets and leverage exposure of approximately CHF 1 billion and CHF 6 billion, respectively, in both Swiss Universal Bank and International Wealth Management.
Awards
Credit Suisse received a number of significant Euromoney Awards for Excellence 2018, including:
– Banker of the Year; Tidjane Thiam, CEO;
– Best Bank in Switzerland;
– Best Investment Bank in Switzerland;
– Best Bank for Wealth Management Western Europe;
– Best Bank for Wealth Management Central and Eastern Europe;
– Best Bank for Wealth Management Middle East;
– Best Bank for Wealth Management Latin America;
– Best Investment Bank in Asia; and
– Best Investment Bank in the Emerging Markets.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 2Q18, 36% and 24% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 2Q18, total assets at fair value recorded as level 3 increased CHF 0.2 billion to CHF 15.0 billion compared to the end of 1Q18, primarily reflecting a positive foreign exchange impact, net transfers, mainly in trading assets and loans held-for-sale, and net settlements, mainly in trading assets, partially offset by net sales, mainly in trading assets.
As of the end of 2Q18, our level 3 assets comprised 2% of total assets and 5% of total assets measured at fair value, unchanged from 1Q18.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II –Operating and financial review – Credit Suisse and “Note 1 – Summary of significant accounting policies” and “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on fair valuations, fair value hierarchies and models.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On May 24, 2018, the US President signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCPA). EGRRCPA raises the thresholds at which US enhanced prudential standards promulgated pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act would apply to large bank holding companies (BHCs) and foreign banking organizations (FBOs) with between USD 50 billion and USD 250 billion in global consolidated assets. Because our global consolidated assets are above USD 250 billion, we do not expect to automatically benefit from the increase in thresholds. EGRRCPA also loosens the restrictions imposed by the Volcker Rule on a banking entity sharing a name with a covered fund that it advises, although the name sharing restriction would continue to prevent us from sharing the Credit Suisse name with a covered fund.
On May 25, 2018, the Council of the European Union adopted an amendment to Directive 2011/16/EU on mandatory automatic exchange of information in the field of taxation in relation to reportable cross-border arrangements, imposing reporting requirements on intermediaries in relation to certain arrangements. The provisions of the amendment (DAC6) must be implemented into each EU member state’s domestic law by the end of 2019, and will apply from July 1, 2020. However, once DAC6 applies, the reporting requirements (where triggered) will capture arrangements where the first step was implemented after June 25, 2018.
On December 21, 2017, the European Commission recognized the equivalence of the Swiss legal and supervisory framework for trading venues with that of the EU for a temporary period of one year, which can be extended. On June 8, 2018, the Swiss Federal Council announced its decision to adopt an ordinance to protect Switzerland's stock exchange infrastructure if by December 1, 2018, the European Commission has not extended the equivalence recognition or has not publicly promised such an extension. The Swiss contingency plan would introduce a new Swiss recognition obligation for foreign trading venues that admit Swiss shares to trading, excluding EU trading venues from such recognition but allowing or even forcing EU market participants to continue to trade Swiss shares on Swiss stock exchanges.
On June 13, 2018, the Bank of England published its final statement of policy on its approach to setting minimum requirements for own funds and eligible liabilities (MREL), including its approach on setting internal MREL. Under the statement of policy, internal MREL requirements for UK material subsidiaries of non-UK global systemically important banks (G-SIBs), such as Credit Suisse, will be scaled between 75% and 90% of external MREL based on factors including the resolution strategy of the group and the home country’s approach to internal total loss-absorbing capacity calibration. Internal MREL requirements will be phased in between January 1, 2019 and January 1, 2022.
On June 14, 2018, the Fed issued a final rule establishing single counterparty credit limits (SCCLs) for BHCs with total consolidated assets of USD 250 billion or more, US global systemically important bank holding companies, the US operations of FBOs with global consolidated assets of USD 250 billion or more, and intermediate holding companies (IHCs) with total consolidated assets that equal or exceed USD 50 billion that are subsidiaries of such FBOs. The final rule limits aggregate net credit exposures to any single unaffiliated counterparty based on capital ratios. The final rule includes a regime of substituted compliance with home country rules for the combined US operations of FBOs (including our US IHC and New York Branch) that can certify that the FBO meets, on a consolidated basis, large exposure standards established by their home-country supervisor that are consistent with the large exposures framework established by the Basel Committee on Banking Supervision (BCBS). IHCs, however, including our US IHC, are ineligible for the substituted compliance regime and remain subject to a separate SCCL requirement. Our US IHC will be required to comply by July 1, 2020. If our combined US operations are unable to certify that they can meet the criteria to qualify for the regime of substituted compliance, our combined US operations will be required to comply by January 1, 2020.
On June 15, 2018, the Swiss Parliament adopted the Federal Financial Services Act (FFSA) and the Financial Institutions Act (FinIA). The FFSA regulates the provision of financial services in Switzerland, including to Swiss clients from abroad on a cross-border basis, as well as the offering of financial instruments in or into, and the admission to trading of financial instruments in, Switzerland. The

FinIA governs the license requirements for portfolio managers, trustees, managers of collective assets, fund management companies and investment firms (so-called financial institutions) as well as for Swiss branches and representative offices of foreign financial institutions. The entry into effect will be determined by the Swiss Federal Council. The draft implementing ordinances are currently expected for public comment in the fall of 2018.
On June 19, 2018, the text of the Fifth Money Laundering Directive (MLD5) was published in the Official Journal of the EU. MLD5 entered into force on July 9, 2018 and the laws of the EU member states must comply with the requirements of MLD5 by January 10, 2020. Among other things, MLD5 clarified the requirements for enhanced due diligence measures and countermeasures relating to high-risk third countries and introduced a new obligation for EU member states to establish centralized mechanisms to identify holders and controllers of bank and payment accounts.
On June 21, 2018, the United States Court of Appeals for the Fifth Circuit issued its mandate vacating the US Department of Labor’s final rules revising the definition of “fiduciary” for purposes of the US Employee Retirement Income Security Act of 1974, as amended, and US Internal Revenue Code of 1986, as amended, in their entirety. As a result, no revision of our policies, procedures or practices related to the US Department of Labor’s vacated rule is necessary.
On July 18, 2018, FINMA published its revised Anti-Money Laundering Ordinance (AMLO-FINMA). For Swiss financial intermediaries with branches or group companies outside of Switzerland, the revised AMLO-FINMA sets out in detail the requirements for global monitoring of money laundering and terrorist financing risks, in particular legal and reputational risks. The revised AMLO-FINMA also specifies the risk management measures to be put in place if domiciliary companies or complex structures are used or if there are links with high-risk countries. The revised AMLO-FINMA is expected to enter into effect on January 1, 2020.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2017 for further information and “Regulatory framework” and “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management, respectively, for further information.

Swiss Universal Bank
In 2Q18, we reported income before taxes of CHF 553 million and net revenues of CHF 1,419 million. Income before taxes was slightly lower compared to 1Q18 and 10% higher compared to 2Q17. Adjusted income before taxes increased 5% and 15% compared to 1Q18 and 2Q17, respectively.
results summary
2Q18 results
In 2Q18, we reported income before taxes of CHF 553 million and net revenues of CHF 1,419 million. Compared to 1Q18, net revenues were stable, with lower other revenues, offset by stable net interest income, slightly higher transaction-based revenues and slightly higher recurring commissions and fees. Other revenues in 1Q18 included a gain on the sale of our investment in Euroclear of CHF 37 million. Provision for credit losses was CHF 35 million compared to CHF 34 million in 1Q18. Total operating expenses were stable compared to 1Q18.
Compared to 2Q17, net revenues increased CHF 14 million, with higher recurring commissions and fees and slightly higher net interest income, partially offset by lower transaction-based revenues. Provision for credit losses was CHF 35 million compared to CHF 36 million in 2Q17. Total operating expenses were 4% lower compared to 2Q17, reflecting lower general and administrative expenses, decreased commission expenses and slightly lower compensation and benefits, partially offset by higher restructuring expenses.
Adjusted income before taxes of CHF 580 million was 5% and 15% higher compared to 1Q18 and 2Q17, respectively.
Capital and leverage metrics
As of the end of 2Q18, we reported risk-weighted assets of CHF 72.7 billion, an increase of CHF 2.1 billion compared to the end of 1Q18, mainly driven by the ITS recalibration and methodology changes, mainly reflecting the phase-in of the Swiss mortgage multipliers. Leverage exposure was CHF 252.2 billion, reflecting an increase of CHF 5.2 billion compared to the end of 1Q18, mainly driven by business growth and the ITS recalibration, partially offset by a reduction in high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	1,419	1,431	1,405	(1)	1	2,850	2,759	3
Provision for credit losses	35	34	36	3	(3)	69	46	50
Compensation and benefits	485	487	497	0	(2)	972	980	(1)
General and administrative expenses	259	258	296	0	(13)	517	621	(17)
Commission expenses	60	61	78	(2)	(23)	121	158	(23)
Restructuring expenses	27	28	(4)	(4)	–	55	48	15
Total other operating expenses	346	347	370	0	(6)	693	827	(16)
Total operating expenses	831	834	867	0	(4)	1,665	1,807	(8)
Income before taxes	553	563	502	(2)	10	1,116	906	23
Statement of operations metrics (%)
Return on regulatory capital	17.7	17.9	15.5	–	–	17.7	14.1	–
Cost/income ratio	58.6	58.3	61.7	–	–	58.4	65.5	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,180	12,420	12,610	(2)	(3)	12,180	12,610	(3)
Number of relationship managers	1,820	1,850	1,860	(2)	(2)	1,820	1,860	(2)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Net revenue detail (CHF million)
Private Clients	757	762	733	(1)	3	1,519	1,444	5
Corporate & Institutional Clients	662	669	672	(1)	(1)	1,331	1,315	1
Net revenues	1,419	1,431	1,405	(1)	1	2,850	2,759	3
Net revenue detail (CHF million)
Net interest income	739	731	717	1	3	1,470	1,443	2
Recurring commissions and fees	386	380	363	2	6	766	725	6
Transaction-based revenues	305	299	330	2	(8)	604	610	(1)
Other revenues	(11)	21	(5)	–	120	10	(19)	–
Net revenues	1,419	1,431	1,405	(1)	1	2,850	2,759	3
Provision for credit losses (CHF million)
New provisions	48	47	52	2	(8)	95	90	6
Releases of provisions	(13)	(13)	(16)	0	(19)	(26)	(44)	(41)
Provision for credit losses	35	34	36	3	(3)	69	46	50
Balance sheet statistics (CHF million)
Total assets	220,030	217,179	235,562	1	(7)	220,030	235,562	(7)
Net loans	167,342	166,537	165,435	0	1	167,342	165,435	1
of which Private Clients	112,557	112,033	110,426	0	2	112,557	110,426	2
Risk-weighted assets	72,700	70,558	64,426	3	13	72,700	64,426	13
Leverage exposure	252,173	246,997	260,479	2	(3)	252,173	260,479	(3)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17
Adjusted results (CHF million, except where indicated)
Net revenues	757	762	733	662	669	672	1,419	1,431	1,405
Gains on business sales	0	(19)	0	0	(18)	0	0	(37)	0
Adjusted net revenues	757	743	733	662	651	672	1,419	1,394	1,405
Provision for credit losses	11	10	11	24	24	25	35	34	36
Total operating expenses	478	487	500	353	347	367	831	834	867
Restructuring expenses	(17)	(22)	2	(10)	(6)	2	(27)	(28)	4
Major litigation provisions	0	0	(2)	0	0	(4)	0	0	(6)
Adjusted total operating expenses	461	465	500	343	341	365	804	806	865
Income before taxes	268	265	222	285	298	280	553	563	502
Total adjustments	17	3	0	10	(12)	2	27	(9)	2
Adjusted income before taxes	285	268	222	295	286	282	580	554	504
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	18.6	17.6	15.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	6M18	6M17	6M18	6M17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,519	1,444	1,331	1,315	2,850	2,759
Gains on business sales	(19)	0	(18)	0	(37)	0
Adjusted net revenues	1,500	1,444	1,313	1,315	2,813	2,759
Provision for credit losses	21	23	48	23	69	46
Total operating expenses	965	1,038	700	769	1,665	1,807
Restructuring expenses	(39)	(45)	(16)	(3)	(55)	(48)
Major litigation provisions	0	(2)	0	(31)	0	(33)
Adjusted total operating expenses	926	991	684	735	1,610	1,726
Income before taxes	533	383	583	523	1,116	906
Total adjustments	20	47	(2)	34	18	81
Adjusted income before taxes	553	430	581	557	1,134	987
Adjusted return on regulatory capital (%)	–	–	–	–	18.0	15.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private clients
Results
In 2Q18, income before taxes of CHF 268 million was stable compared to 1Q18, with slightly lower total operating expenses and stable net revenues. Compared to 2Q17, income before taxes increased 21%, reflecting slightly higher net revenues and lower total operating expenses. Adjusted income before taxes of CHF 285 million increased 6% and 28% compared to 1Q18 and 2Q17, respectively.
Net revenues
Compared to 1Q18, net revenues of CHF 757 million were stable, with lower other revenues, partially offset by higher transaction-based revenues and slightly higher recurring commissions and fees. Other revenues in 1Q18 included a gain on the sale of our investment in Euroclear of CHF 19 million. Transaction-based revenues of CHF 116 million were 6% higher, mainly due to higher equity participations income which included a regular dividend from our ownership interest in SIX Group and slightly increased fees from foreign exchange client business, partially offset by lower brokerage fees. Recurring commissions and fees of CHF 211 million were slightly higher with increased revenues from our investment in Swisscard, partially offset by lower banking services fees. Net interest income of CHF 430 million was stable with stable loan margins on stable average loan volumes and slightly higher deposit margins on slightly higher average deposit volumes. Adjusted net revenues of CHF 757 million were slightly higher compared to 1Q18.
Compared to 2Q17, net revenues were slightly higher, primarily due to higher net interest income. Net interest income was 5% higher with slightly higher loan margins on slightly higher average loan volumes and higher deposit margins on higher average deposit volumes. Recurring commissions and fees increased 4%, with higher investment product management fees, increased investment advisory fees and slightly higher discretionary mandate management fees. Transaction-based revenues were 6% lower, mainly driven by a gain from the sale of an investment in 2Q17 and lower brokerage fees, partially offset by higher fees from foreign exchange client business and higher revenues from ITS.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2Q18, Private Clients recorded provision for credit losses of CHF 11 million compared to CHF 10 million in 1Q18 and CHF 11 million in 2Q17. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 1Q18, total operating expenses of CHF 478 million were slightly lower mainly reflecting lower restructuring expenses and slightly lower general and administrative expenses. General and administrative expenses of CHF 159 million were slightly lower, primarily due to decreased professional services fees. Compensation and benefits of CHF 275 million were stable with lower salary expenses, decreased discretionary compensation expenses and lower deferred compensation expenses from prior-year awards, partially offset by higher social security expenses and higher pension expenses.

Results - Private Clients
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	757	762	733	(1)	3	1,519	1,444	5
Provision for credit losses	11	10	11	10	0	21	23	(9)
Compensation and benefits	275	277	275	(1)	0	552	539	2
General and administrative expenses	159	162	191	(2)	(17)	321	372	(14)
Commission expenses	27	26	36	4	(25)	53	82	(35)
Restructuring expenses	17	22	(2)	(23)	–	39	45	(13)
Total other operating expenses	203	210	225	(3)	(10)	413	499	(17)
Total operating expenses	478	487	500	(2)	(4)	965	1,038	(7)
Income before taxes	268	265	222	1	21	533	383	39
Statement of operations metrics (%)
Cost/income ratio	63.1	63.9	68.2	–	–	63.5	71.9	–
Net revenue detail (CHF million)
Net interest income	430	428	408	0	5	858	821	5
Recurring commissions and fees	211	206	202	2	4	417	399	5
Transaction-based revenues	116	109	123	6	(6)	225	223	1
Other revenues	0	19	0	(100)	–	19	1	–
Net revenues	757	762	733	(1)	3	1,519	1,444	5
Margins on assets under management (annualized) (bp)
Gross margin [1]	145	147	146	–	–	146	146	–
Net margin [2]	51	51	44	–	–	51	39	–
Number of relationship managers
Number of relationship managers	1,290	1,310	1,310	(2)	(2)	1,290	1,310	(2)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 2Q17, total operating expenses decreased 4%, reflecting lower general and administrative expenses and lower commission expenses, partially offset by higher restructuring expenses. General and administrative expenses were 17% lower, primarily due to lower professional and contractor services fees. Compensation and benefits were stable, with lower salary expenses, offset by higher allocated corporate function costs, increased deferred compensation expenses from prior-year awards and higher discretionary compensation expenses. Adjusted total operating expenses of CHF 461 million decreased 8% compared to 2Q17.
margins
Gross margin
Our gross margin was 145 basis points in 2Q18, a decrease of two basis points compared to 1Q18, primarily due to the gain on the sale of our investment in Euroclear in 1Q18, partially offset by higher transaction-based revenues and slightly higher recurring commissions and fees on stable average assets under management. Compared to 2Q17, our gross margin was one basis point lower, with a 3.5% increase in average assets under management and lower transaction-based revenues, partially offset by higher net interest income and higher recurring commissions and fees. On the basis of adjusted net revenues, our gross margin was two basis points higher compared to 1Q18 and one basis point lower compared to 2Q17.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 51 basis points in 2Q18, stable compared to 1Q18. Compared to 2Q17, our net margin was seven basis points higher, primarily due to slightly higher net revenues and lower total operating expenses, partially offset by the 3.5% higher average assets under management. On the basis of adjusted income before taxes, our net margin was 55 basis points in 2Q18, three basis points higher compared to 1Q18 and 11 basis points higher compared to 2Q17.

Assets under management
As of the end of 2Q18, assets under management of CHF 207.9 billion were CHF 1.2 billion higher compared to the end of 1Q18, mainly driven by favorable market and foreign exchange-related movements and net new assets of CHF 0.5 billion. Net new assets primarily reflected inflows from our ultra-high-net-worth individuals and entrepreneur businesses.
Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Assets under management (CHF billion)
Assets under management	207.9	206.7	201.5	0.6	3.2	207.9	201.5	3.2
Average assets under management	208.4	207.8	201.4	0.3	3.5	208.1	198.3	4.9
Assets under management by currency (CHF billion)
USD	30.1	30.3	29.8	(0.7)	1.0	30.1	29.8	1.0
EUR	21.8	23.1	20.8	(5.6)	4.8	21.8	20.8	4.8
CHF	145.8	143.2	141.9	1.8	2.7	145.8	141.9	2.7
Other	10.2	10.1	9.0	1.0	13.3	10.2	9.0	13.3
Assets under management	207.9	206.7	201.5	0.6	3.2	207.9	201.5	3.2
Growth in assets under management (CHF billion)
Net new assets	0.5	2.7	1.7	–	–	3.2	3.7	–
Other effects	0.7	(4.3)	1.6	–	–	(3.6)	5.6	–
of which market movements	0.8	(3.6)	2.9	–	–	(2.8)	7.7	–
of which foreign exchange	0.6	(0.4)	(1.1)	–	–	0.2	(1.7)	–
of which other	(0.7)	(0.3)	(0.2)	–	–	(1.0)	(0.4)	–
Growth in assets under management	1.2	(1.6)	3.3	–	–	(0.4)	9.3	–
Growth in assets under management (annualized) (%)
Net new assets	1.0	5.2	3.4	–	–	3.1	3.9	–
Other effects	1.3	(8.3)	3.3	–	–	(3.5)	5.8	–
Growth in assets under management (annualized)	2.3	(3.1)	6.7	–	–	(0.4)	9.7	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.1	2.7	1.5	–	–	–	–	–
Other effects	1.1	1.6	4.8	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	3.2	4.3	6.3	–	–	–	–	–
Corporate & institutional clients
Results
In 2Q18, income before taxes of CHF 285 million was 4% lower compared to 1Q18, primarily reflecting slightly higher total operating expenses. Compared to 2Q17, income before taxes was slightly higher, mainly reflecting lower total operating expenses. Adjusted income before taxes of CHF 295 million increased slightly and 5% compared to 1Q18 and 2Q17, respectively.
Net revenues
Compared to 1Q18, net revenues of CHF 662 million were stable with lower other revenues, partially offset by slightly higher net interest income. Other revenues in 1Q18 included a gain on the sale of our investment in Euroclear of CHF 18 million. Net interest income of CHF 309 million increased slightly, with stable loan margins on slightly higher average loan volumes and higher deposit margins on slightly lower average deposit volumes. Recurring commissions and fees of CHF 175 million were stable with higher investment product management fees and higher fees from lending activities, offset by lower discretionary mandate management fees and decreased security account and custody services fees. Transaction-based revenues of CHF 189 million were stable with lower brokerage and product issuing fees and lower fees from foreign exchange client business reflecting decreased client activity, offset by higher equity participations income which included a regular dividend from SIX Group and higher revenues from our Swiss investment banking business. Adjusted net revenues of CHF 662 million increased slightly compared to 1Q18.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	662	669	672	(1)	(1)	1,331	1,315	1
Provision for credit losses	24	24	25	0	(4)	48	23	109
Compensation and benefits	210	210	222	0	(5)	420	441	(5)
General and administrative expenses	100	96	105	4	(5)	196	249	(21)
Commission expenses	33	35	42	(6)	(21)	68	76	(11)
Restructuring expenses	10	6	(2)	67	–	16	3	433
Total other operating expenses	143	137	145	4	(1)	280	328	(15)
Total operating expenses	353	347	367	2	(4)	700	769	(9)
Income before taxes	285	298	280	(4)	2	583	523	11
Statement of operations metrics (%)
Cost/income ratio	53.3	51.9	54.6	–	–	52.6	58.5	–
Net revenue detail (CHF million)
Net interest income	309	303	309	2	0	612	622	(2)
Recurring commissions and fees	175	174	161	1	9	349	326	7
Transaction-based revenues	189	190	207	(1)	(9)	379	387	(2)
Other revenues	(11)	2	(5)	–	120	(9)	(20)	(55)
Net revenues	662	669	672	(1)	(1)	1,331	1,315	1
Number of relationship managers
Number of relationship managers	530	540	550	(2)	(4)	530	550	(4)
Compared to 2Q17, net revenues were stable, reflecting lower transaction-based revenues, offset by higher recurring commissions and fees. Transaction-based revenues decreased 9%, mainly due to our profit share on the sale of an investment in 2Q17, decreased brokerage and product issuing fees and lower revenues from our Swiss investment banking business, partially offset by higher fees from foreign exchange client business and increased revenues from ITS. Recurring commissions and fees increased 9%, primarily reflecting increased wealth structuring solution fees and higher fees from lending activities, partially offset by lower security account and custody services fees. Net interest income was stable, with stable loan margins on stable average loan volumes and higher deposit margins on lower average deposit volumes.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2Q18, Corporate & Institutional Clients recorded provision for credit losses of CHF 24 million compared to CHF 24 million in 1Q18 and CHF 25 million in 2Q17. The 2Q18 provision was primarily related to two individual cases.
Total operating expenses
Compared to 1Q18, total operating expenses of CHF 353 million were slightly higher, primarily due to higher restructuring expenses and increased general and administrative expenses. General and administrative expenses of CHF 100 million increased 4%, primarily due to higher professional services fees. Compensation and benefits of CHF 210 million were stable. Adjusted total operating expenses of CHF 343 million were stable compared to 1Q18.
Compared to 2Q17, total operating expenses decreased 4%, due to lower compensation and benefits, lower commission expenses and decreased general and administrative expenses, partially offset by higher restructuring expenses. Compensation and benefits decreased 5%, primarily driven by lower allocated corporate function costs, decreased pension expenses, lower deferred compensation expenses from prior-year awards and lower salary expenses. General and administrative expenses decreased 5%, mainly due to lower litigation provisions and lower occupancy expenses. Adjusted total operating expenses decreased 6% compared to 2Q17.
Assets under management
As of the end of 2Q18, assets under management of CHF 355.8 billion were CHF 3.8 billion higher compared to the end of 1Q18, mainly driven by favorable foreign exchange-related and market movements and net new assets of CHF 0.9 billion. Net new assets primarily reflected positive contributions from our pension business.

International Wealth Management
In 2Q18, we reported income before taxes of CHF 433 million and net revenues of CHF 1,344 million. Income before taxes was 11% lower compared to 1Q18 and 19% higher compared 2Q17. Adjusted income before taxes of CHF 461 million decreased slightly compared to 1Q18 and increased 22% compared 2Q17.
Results summary
2Q18 results
In 2Q18, we reported income before taxes of CHF 433 million and net revenues of CHF 1,344 million. Compared to 1Q18, net revenues decreased 4%, primarily driven by lower other revenues and lower transaction- and performance-based revenues, partially offset by slightly higher recurring commissions and fees. Other revenues in 1Q18 included a gain on the sale of our investment in Euroclear of CHF 37 million. Provision for credit losses was CHF 5 million compared to a release of provision for credit losses of CHF 1 million in 1Q18. Total operating expenses decreased slightly compared to 1Q18 as lower compensation and benefits were partially offset by higher commission expenses.
Compared to 2Q17, net revenues increased 6%, reflecting higher revenues across all revenue categories. Provision for credit losses was CHF 5 million compared to CHF 8 million in 2Q17. Total operating expenses were slightly higher mainly driven by higher restructuring expenses.
Adjusted income before taxes of CHF 461 million decreased slightly compared to 1Q18 and increased 22% compared to 2Q17.
Capital and leverage metrics
As of the end of 2Q18, we reported risk-weighted assets of CHF 38.8 billion, 3% higher compared to the end of 1Q18, primarily driven by model and parameter updates, a foreign exchange impact, business growth and the ITS recalibration. Leverage exposure of CHF 99.1 billion was 6% higher compared to the end of 1Q18, mainly driven by the ITS recalibration, partially offset by lower HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	1,344	1,403	1,264	(4)	6	2,747	2,485	11
Provision for credit losses	5	(1)	8	–	(38)	4	10	(60)
Compensation and benefits	565	587	573	(4)	(1)	1,152	1,144	1
General and administrative expenses	253	254	248	0	2	507	515	(2)
Commission expenses	60	53	63	13	(5)	113	117	(3)
Restructuring expenses	28	26	7	8	300	54	43	26
Total other operating expenses	341	333	318	2	7	674	675	0
Total operating expenses	906	920	891	(2)	2	1,826	1,819	0
Income before taxes	433	484	365	(11)	19	917	656	40
Statement of operations metrics (%)
Return on regulatory capital	31.8	35.7	28.3	–	–	33.6	25.6	–
Cost/income ratio	67.4	65.6	70.5	–	–	66.5	73.2	–
Number of employees (full-time equivalents)
Number of employees	10,070	10,170	9,930	(1)	1	10,070	9,930	1

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Net revenue detail (CHF million)
Private Banking	992	1,043	927	(5)	7	2,035	1,810	12
Asset Management	352	360	337	(2)	4	712	675	5
Net revenues	1,344	1,403	1,264	(4)	6	2,747	2,485	11
Net revenue detail (CHF million)
Net interest income	394	388	360	2	9	782	702	11
Recurring commissions and fees	565	547	531	3	6	1,112	1,044	7
Transaction- and performance-based revenues	405	433	390	(6)	4	838	756	11
Other revenues	(20)	35	(17)	–	18	15	(17)	–
Net revenues	1,344	1,403	1,264	(4)	6	2,747	2,485	11
Provision for credit losses (CHF million)
New provisions	9	5	12	80	(25)	14	18	(22)
Releases of provisions	(4)	(6)	(4)	(33)	0	(10)	(8)	25
Provision for credit losses	5	(1)	8	–	(38)	4	10	(60)
Balance sheet statistics (CHF million)
Total assets	92,622	89,313	89,163	4	4	92,622	89,163	4
Net loans	52,260	51,454	46,263	2	13	52,260	46,263	13
of which Private Banking	52,252	51,448	46,206	2	13	52,252	46,206	13
Risk-weighted assets	38,791	37,580	36,515	3	6	38,791	36,515	6
Leverage exposure	99,109	93,921	93,107	6	6	99,109	93,107	6
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17
Adjusted results (CHF million, except where indicated)
Net revenues	992	1,043	927	352	360	337	1,344	1,403	1,264
(Gains)/losses on business sales	0	(37)	0	0	1	0	0	(36)	0
Adjusted net revenues	992	1,006	927	352	361	337	1,344	1,367	1,264
Provision for credit losses	5	(1)	8	0	0	0	5	(1)	8
Total operating expenses	640	643	622	266	277	269	906	920	891
Restructuring expenses	(25)	(18)	(4)	(3)	(8)	(3)	(28)	(26)	(7)
Major litigation provisions	0	0	(6)	0	0	0	0	0	(6)
Adjusted total operating expenses	615	625	612	263	269	266	878	894	878
Income before taxes	347	401	297	86	83	68	433	484	365
Total adjustments	25	(19)	10	3	9	3	28	(10)	13
Adjusted income before taxes	372	382	307	89	92	71	461	474	378
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	33.9	34.9	29.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	6M18	6M17	6M18	6M17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	2,035	1,810	712	675	2,747	2,485
(Gains)/losses on business sales	(37)	0	1	0	(36)	0
Adjusted net revenues	1,998	1,810	713	675	2,711	2,485
Provision for credit losses	4	10	0	0	4	10
Total operating expenses	1,283	1,264	543	555	1,826	1,819
Restructuring expenses	(43)	(27)	(11)	(16)	(54)	(43)
Major litigation provisions	0	(6)	0	0	0	(6)
Adjusted total operating expenses	1,240	1,231	532	539	1,772	1,770
Income before taxes	748	536	169	120	917	656
Total adjustments	6	33	12	16	18	49
Adjusted income before taxes	754	569	181	136	935	705
Adjusted return on regulatory capital (%)	–	–	–	–	34.3	27.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results
In 2Q18, income before taxes of CHF 347 million decreased 13% compared to 1Q18, mainly reflecting lower net revenues. Compared to 2Q17, income before taxes increased 17%, mainly driven by higher net revenues, partially offset by slightly higher total operating expenses. Adjusted income before taxes of CHF 372 million decreased slightly compared to 1Q18 and increased 21% compared to 2Q17.
Net revenues
Compared to 1Q18, net revenues of CHF 992 million were 5% lower, mainly driven by lower other revenues and lower transaction- and performance-based revenues. Other revenues in 1Q18 included the gain on the sale of our investment in Euroclear of CHF 37 million. Transaction- and performance-based revenues of CHF 285 million decreased 8%, driven by lower brokerage and product issuing fees including lower levels of structured product issuances, partially offset by higher corporate advisory fees related to integrated solutions and higher equity participations income which included a regular dividend from SIX Group. Net interest income of CHF 394 million increased slightly, reflecting slightly higher loan margins and higher deposit margins on higher average loan and deposit volumes. Recurring commissions and fees of CHF 313 million increased slightly, mainly reflecting higher security account and custody services fees and higher discretionary mandate management fees. Adjusted net revenues of CHF 992 million were stable compared to 1Q18.
Compared to 2Q17, net revenues increased 7%, reflecting higher revenues across all revenue categories. Net interest income increased 9%, reflecting stable loan margins and higher deposit margins on higher average loan and deposit volumes. Transaction- and performance-based revenues increased 8%, driven by higher brokerage and product issuing fees mainly due to higher levels of structured product issuances, higher fees from foreign exchange client business and higher revenues from ITS. Recurring commissions and fees increased 4%, mainly reflecting higher investment product management fees, partially offset by lower wealth structuring solution fees.

Results – Private Banking
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	992	1,043	927	(5)	7	2,035	1,810	12
Provision for credit losses	5	(1)	8	–	(38)	4	10	(60)
Compensation and benefits	401	411	402	(2)	0	812	795	2
General and administrative expenses	172	176	168	(2)	2	348	353	(1)
Commission expenses	42	38	48	11	(13)	80	89	(10)
Restructuring expenses	25	18	4	39	–	43	27	59
Total other operating expenses	239	232	220	3	9	471	469	0
Total operating expenses	640	643	622	0	3	1,283	1,264	2
Income before taxes	347	401	297	(13)	17	748	536	40
Statement of operations metrics (%)
Cost/income ratio	64.5	61.6	67.1	–	–	63.0	69.8	–
Net revenue detail (CHF million)
Net interest income	394	388	360	2	9	782	702	11
Recurring commissions and fees	313	307	302	2	4	620	592	5
Transaction- and performance-based revenues	285	311	265	(8)	8	596	515	16
Other revenues	0	37	0	(100)	–	37	1	–
Net revenues	992	1,043	927	(5)	7	2,035	1,810	12
Margins on assets under management (annualized) (bp)
Gross margin [1]	107	114	110	–	–	110	109	–
Net margin [2]	37	44	35	–	–	41	32	–
Number of relationship managers
Number of relationship managers	1,120	1,130	1,120	(1)	0	1,120	1,120	0
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
In 2Q18, provision for credit losses was CHF 5 million, compared to a release of provision for credit losses of CHF 1 million in 1Q18 and provision for credit losses of CHF 8 million in 2Q17.
Total operating expenses
Compared to 1Q18, total operating expenses of CHF 640 million were stable, with slightly lower compensation and benefits offset by higher restructuring expenses. Compensation and benefits of CHF 401 million were slightly lower, reflecting lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards. This decrease was partially offset by higher allocated corporate function costs and higher salary expenses. Restructuring expenses of CHF 25 million increased CHF 7 million, primarily reflecting targeted headcount reductions. General and administrative expenses of CHF 172 million were slightly lower, mainly reflecting lower litigation provisions. Adjusted total operating expenses of CHF 615 million were slightly lower compared to 1Q18.
Compared to 2Q17, total operating expenses increased slightly, mainly driven by higher restructuring expenses. Restructuring expenses increased CHF 21 million, primarily reflecting targeted headcount reductions. General and administrative expenses increased slightly, mainly reflecting higher professional services fees. Compensation and benefits were stable, with lower discretionary compensation expenses, offset by higher allocated corporate function costs. Adjusted total operating expenses were stable compared to 2Q17.

margins
Gross margin
Our gross margin was 107 basis points in 2Q18, a decrease of seven basis points compared to 1Q18. This decrease was primarily driven by lower other revenues due to the gain on the sale of our investment in Euroclear in 1Q18, lower transaction- and performance-based revenues and slightly higher average assets under management. Our gross margin was three basis points lower compared to 2Q17, mainly reflecting an increase of 10.2% in average assets under management, partially offset by an increase across all revenue categories. On the basis of adjusted net revenues, our gross margin was three basis points lower compared to 1Q18 and 2Q17, respectively.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 37 basis points in 2Q18, seven basis points lower compared to 1Q18, mainly reflecting lower net revenues and the slightly higher average assets under management. Our net margin was two basis points higher compared to 2Q17, mainly reflecting higher net revenues, partially offset by the 10.2% increase in average assets under management and slightly higher total operating expenses. On the basis of adjusted income before taxes, our net margin was 40 basis points in 2Q18, two basis points lower compared to 1Q18 and four basis points higher compared to 2Q17.
Assets under management
As of the end of 2Q18, assets under management of CHF 370.7 billion were CHF 1.0 billion higher compared to the end of 1Q18, reflecting net new assets of CHF 5.2 billion and favorable foreign exchange-related and market movements, partially offset by structural effects primarily reflecting the impact of the US sanctions involving Russia. Net new assets mainly reflected inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of				% change		in / end of		% change
	2Q18	1Q18	[1]	2Q17	QoQ	YoY	6M18	6M17	YoY
Assets under management (CHF billion)
Assets under management	370.7	369.7		336.4	0.3	10.2	370.7	336.4	10.2
Average assets under management	371.7	366.2		337.4	1.5	10.2	369.0	332.2	11.1
Assets under management by currency (CHF billion)
USD	171.8	164.5		151.1	4.4	13.7	171.8	151.1	13.7
EUR	117.8	116.0		100.6	1.6	17.1	117.8	100.6	17.1
CHF	17.7	22.4		21.8	(21.0)	(18.8)	17.7	21.8	(18.8)
Other	63.4	66.8		62.9	(5.1)	0.8	63.4	62.9	0.8
Assets under management	370.7	369.7		336.4	0.3	10.2	370.7	336.4	10.2
Growth in assets under management (CHF billion)
Net new assets	5.2	5.5		4.6	–	–	10.7	9.3	–
Other effects	(4.2)	(2.7)		(4.4)	–	–	(6.9)	3.9	–
of which market movements	0.4	(0.7)		3.2	–	–	(0.3)	12.4	–
of which foreign exchange	0.5	(3.1)		(7.6)	–	–	(2.6)	(10.7)	–
of which other	(5.1)	1.1		0.0	–	–	(4.0)	2.2	–
Growth in assets under management	1.0	2.8		0.2	–	–	3.8	13.2	–
Growth in assets under management (annualized) (%)
Net new assets	5.6	6.0		5.5	–	–	5.8	5.8	–
Other effects	(4.5)	(2.9)		(5.3)	–	–	(3.7)	2.4	–
Growth in assets under management (annualized)	1.1	3.1		0.2	–	–	2.1	8.2	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.1	4.9		4.7	–	–	–	–	–
Other effects	5.1	5.1		8.0	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	10.2	10.0		12.7	–	–	–	–	–
1 Prior period has been corrected.

Asset management
Results – Asset Management
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	352	360	337	(2)	4	712	675	5
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	164	176	171	(7)	(4)	340	349	(3)
General and administrative expenses	81	78	80	4	1	159	162	(2)
Commission expenses	18	15	15	20	20	33	28	18
Restructuring expenses	3	8	3	(63)	0	11	16	(31)
Total other operating expenses	102	101	98	1	4	203	206	(1)
Total operating expenses	266	277	269	(4)	(1)	543	555	(2)
Income before taxes	86	83	68	4	26	169	120	41
Statement of operations metrics (%)
Cost/income ratio	75.6	76.9	79.8	–	–	76.3	82.2	–
Net revenue detail (CHF million)
Management fees	278	267	253	4	10	545	496	10
Performance and placement revenues	38	27	35	41	9	65	75	(13)
Investment and partnership income	36	66	49	(45)	(27)	102	104	(2)
Net revenues	352	360	337	(2)	4	712	675	5
of which recurring commissions and fees	252	240	229	5	10	492	452	9
of which transaction- and performance-based revenues	120	122	125	(2)	(4)	242	241	0
of which other revenues	(20)	(2)	(17)	–	18	(22)	(18)	22
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 86 million increased 4% compared to 1Q18, with lower total operating expenses, partially offset by slightly lower net revenues. Income before taxes increased 26% compared to 2Q17, mainly reflecting higher net revenues. Adjusted income before taxes of CHF 89 million decreased slightly compared to 1Q18 and increased 25% compared to 2Q17.
Net revenues
Compared to 1Q18, net revenues of CHF 352 million decreased slightly, driven by lower investment and partnership income, partially offset by higher management fees and higher performance and placement revenues. Investment and partnership income decreased CHF 30 million to CHF 36 million, driven by lower private equity income and lower revenues from the real estate sector. Management fees of CHF 278 million were 4% higher, reflecting slightly higher average assets under management. Performance and placement revenues increased CHF 11 million to CHF 38 million, mainly due to higher placement fees, partially offset by investment-related losses in 2Q18 compared to gains in 1Q18.
Compared to 2Q17, net revenues increased 4%, mainly driven by higher management fees, partially offset by lower investment and partnership income. Management fees increased 10%, reflecting higher average assets under management. Investment and partnership income decreased 27%, mainly driven by a decrease in revenues from the systematic market making business and lower revenues from the real estate sector. Performance and placement revenues increased 9%, mainly reflecting increased performance of a fund and higher placement fees, partially offset by investment-related losses compared to gains in 2Q17.

Total operating expenses
Compared to 1Q18, total operating expenses of CHF 266 million decreased 4%, mainly due to lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 164 million decreased 7%, mainly due to lower deferred compensation expenses from prior-year awards and lower allocated corporate function costs. General and administrative expenses of CHF 81 million were 4% higher, mainly driven by higher allocated corporate function costs, partially offset by lower professional services fees.
Compared to 2Q17, total operating expenses were stable, mainly reflecting lower compensation and benefits, offset by higher commission expenses. Compensation and benefits decreased 4%, mainly reflecting lower discretionary compensation expenses, partially offset by higher deferred fixed cash compensation. Commission expenses increased CHF 3 million to CHF 18 million.
Assets under management
As of the end of 2Q18, assets under management of CHF 401.4 billion were CHF 10.2 billion higher compared to the end of 1Q18, reflecting net new assets of CHF 8.0 billion and favorable foreign exchange-related and market movements. Net new assets reflected inflows from traditional and alternative investments and from emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Assets under management (CHF billion)
Traditional investments	224.3	218.4	203.3	2.7	10.3	224.3	203.3	10.3
Alternative investments	127.9	123.6	116.1	3.5	10.2	127.9	116.1	10.2
Investments and partnerships	49.2	49.2	46.6	0.0	5.6	49.2	46.6	5.6
Assets under management	401.4	391.2	366.0	2.6	9.7	401.4	366.0	9.7
Average assets under management	399.2	386.6	366.8	3.3	8.8	392.9	357.6	9.9
Assets under management by currency (CHF billion)
USD	111.2	102.6	92.5	8.4	20.2	111.2	92.5	20.2
EUR	50.0	50.1	43.4	(0.2)	15.2	50.0	43.4	15.2
CHF	184.6	181.5	175.1	1.7	5.4	184.6	175.1	5.4
Other	55.6	57.0	55.0	(2.5)	1.1	55.6	55.0	1.1
Assets under management	401.4	391.2	366.0	2.6	9.7	401.4	366.0	9.7
Growth in assets under management (CHF billion)
Net new assets [1]	8.0	9.0	2.8	–	–	17.0	17.8	–
Other effects	2.2	(3.4)	(3.9)	–	–	(1.2)	26.6	–
of which market movements	1.0	(2.1)	2.9	–	–	(1.1)	10.4	–
of which foreign exchange	1.6	(1.2)	(5.3)	–	–	0.4	(7.8)	–
of which other	(0.4)	(0.1)	(1.5)	–	–	(0.5)	24.0	–
Growth in assets under management	10.2	5.6	(1.1)	–	–	15.8	44.4	–
Growth in assets under management (annualized) (%)
Net new assets	8.2	9.3	3.1	–	–	8.8	11.1	–
Other effects	2.2	(3.5)	(4.3)	–	–	(0.6)	16.5	–
Growth in assets under management	10.4	5.8	(1.2)	–	–	8.2	27.6	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.3	3.9	5.8	–	–	–	–	–
Other effects	4.4	2.7	10.4	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	9.7	6.6	16.2	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 2Q18, we reported income before taxes of CHF 217 million and net revenues of CHF 914 million. Income before taxes decreased 7% compared to 1Q18 and increased 15% compared to 2Q17. Adjusted income before taxes decreased 8% compared to 1Q18 and increased 34% compared to 2Q17.
Results Summary
2Q18 results
In 2Q18, we reported income before taxes of CHF 217 million and net revenues of CHF 914 million. In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Asia Pacific decreased CHF 6 million and CHF 7 million in 2Q18 and 1Q18, respectively.
Compared to 1Q18, net revenues decreased 8%, driven by lower revenues in our Wealth Management & Connected business, reflecting lower advisory, underwriting and financing revenues and lower Private Banking revenues, partially offset by higher revenues in our Markets business, mainly reflecting higher fixed income sales and trading revenues. Total operating expenses of CHF 690 million decreased 8%, due to lower general and administrative expenses, primarily driven by lower litigation provisions, lower compensation and benefits and lower commission expenses, partially offset by higher restructuring expenses. Litigation provisions recorded in both 1Q18 and 2Q18 primarily related to the US Department of Justice and US Securities and Exchange Commission (SEC) investigations regarding our hiring practices in the Asia Pacific region between 2007 and 2013, which have now been resolved.
Compared to 2Q17, net revenues increased 8%, primarily driven by higher revenues in our Markets business across all revenue categories. Total operating expenses increased 4%, primarily due to higher general and administrative expenses, mainly driven by higher litigation provisions.
Adjusted income before taxes of CHF 266 million decreased 8% compared to 1Q18 and increased 34% compared to 2Q17.
Capital and leverage metrics
As of the end of 2Q18, we reported risk-weighted assets of CHF 33.6 billion, stable compared to the end of 1Q18, reflecting lower business growth, offset by foreign exchange-related movements, methodology changes and model and parameter updates. Leverage exposure was CHF 117.7 billion, an increase of CHF 2.0 billion compared to the end of 1Q18, mainly driven by foreign exchange-related movements, partially offset by lower business growth.
Divisional results
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	914	991	848	(8)	8	1,905	1,729	10
Provision for credit losses	7	10	(1)	(30)	–	17	3	467
Compensation and benefits	390	411	387	(5)	1	801	811	(1)
General and administrative expenses	227	259	199	(12)	14	486	419	16
Commission expenses	53	71	64	(25)	(17)	124	131	(5)
Restructuring expenses	20	6	11	233	82	26	30	(13)
Total other operating expenses	300	336	274	(11)	9	636	580	10
Total operating expenses	690	747	661	(8)	4	1,437	1,391	3
Income before taxes	217	234	188	(7)	15	451	335	35
Statement of operations metrics (%)
Return on regulatory capital	14.8	16.9	14.4	–	–	15.9	12.7	–
Cost/income ratio	75.5	75.4	77.9	–	–	75.4	80.5	–
Number of employees (full-time equivalents)
Number of employees	7,170	7,270	7,000	(1)	2	7,170	7,000	2

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Net revenues (CHF million)
Wealth Management & Connected	564	663	559	(15)	1	1,227	1,148	7
Markets	350	328	289	7	21	678	581	17
Net revenues	914	991	848	(8)	8	1,905	1,729	10
Provision for credit losses (CHF million)
New provisions	9	11	5	(18)	80	20	11	82
Releases of provisions	(2)	(1)	(6)	100	(67)	(3)	(8)	(63)
Provision for credit losses	7	10	(1)	(30)	–	17	3	467
Balance sheet statistics (CHF million)
Total assets	109,336	107,851	90,948	1	20	109,336	90,948	20
Net loans	44,487	44,940	41,607	(1)	7	44,487	41,607	7
of which Private Banking	35,926	36,680	34,411	(2)	4	35,926	34,411	4
Risk-weighted assets	33,577	33,647	32,293	0	4	33,577	32,293	4
Leverage exposure	117,721	115,709	101,583	2	16	117,721	101,583	16
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17	2Q18	1Q18	2Q17
Adjusted results (CHF million, except where indicated)
Net revenues	564	663	559	350	328	289	914	991	848
Provision for credit losses	6	9	(1)	1	1	0	7	10	(1)
Total operating expenses	390	449	364	300	298	297	690	747	661
Restructuring expenses	(11)	(3)	(2)	(9)	(3)	(9)	(20)	(6)	(11)
Major litigation provisions	(29)	(48)	0	0	0	0	(29)	(48)	0
Adjusted total operating expenses	350	398	362	291	295	288	641	693	650
Income/(loss) before taxes	168	205	196	49	29	(8)	217	234	188
Total adjustments	40	51	2	9	3	9	49	54	11
Adjusted income before taxes	208	256	198	58	32	1	266	288	199
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	18.3	20.8	15.3
	Wealth Management & Connected		Markets		Asia Pacific
in	6M18	6M17	6M18	6M17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,227	1,148	678	581	1,905	1,729
Provision for credit losses	15	3	2	0	17	3
Total operating expenses	839	748	598	643	1,437	1,391
Restructuring expenses	(14)	(6)	(12)	(24)	(26)	(30)
Major litigation provisions	(77)	0	0	0	(77)	0
Adjusted total operating expenses	748	742	586	619	1,334	1,361
Income/(loss) before taxes	373	397	78	(62)	451	335
Total adjustments	91	6	12	24	103	30
Adjusted income/(loss) before taxes	464	403	90	(38)	554	365
Adjusted return on regulatory capital (%)	–	–	–	–	19.6	13.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

wealth Management & connected
Results
Income before taxes of CHF 168 million decreased 18% compared to 1Q18, mainly reflecting lower net revenues, partially offset by lower total operating expenses. Compared to 2Q17, income before taxes decreased 14%, mainly reflecting higher total operating expenses. Adjusted income before taxes of CHF 208 million decreased 19% compared to 1Q18 and increased 5% compared to 2Q17.
Net revenues
Net revenues of CHF 564 million decreased 15% compared to 1Q18, mainly reflecting lower advisory, underwriting and financing revenues and lower transaction-based revenues. Advisory, underwriting and financing revenues decreased 27% to CHF 152 million, primarily due to lower financing revenues, lower fees from M&A transactions and lower debt underwriting revenues, partially offset by higher equity underwriting revenues. Financing revenues in 2Q18 included a negative net fair value impact of CHF 8 million from an impaired loan portfolio in recovery management compared to CHF 4 million in 1Q18 and a negative net fair value impact of CHF 13 million from a retained equity position following an initial public offering (IPO) in 4Q17. Transaction-based revenues decreased 23% to CHF 142 million, primarily reflecting lower brokerage and product issuing fees, partially offset by higher corporate advisory fees arising from integrated solutions. Net interest income was stable, reflecting slightly higher loan margins on slightly higher average loan volumes offset by lower treasury revenues. Recurring commissions and fees were stable at CHF 112 million.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	564	663	559	(15)	1	1,227	1,148	7
Provision for credit losses	6	9	(1)	(33)	–	15	3	400
Compensation and benefits	238	270	244	(12)	(2)	508	511	(1)
General and administrative expenses	129	160	103	(19)	25	289	202	43
Commission expenses	12	16	15	(25)	(20)	28	29	(3)
Restructuring expenses	11	3	2	267	450	14	6	133
Total other operating expenses	152	179	120	(15)	27	331	237	40
Total operating expenses	390	449	364	(13)	7	839	748	12
Income before taxes	168	205	196	(18)	(14)	373	397	(6)
of which Private Banking	148	170	149	(13)	(1)	318	288	10
Statement of operations metrics (%)
Cost/income ratio	69.1	67.7	65.1	–	–	68.4	65.2	–
Net revenue detail (CHF million)
Private Banking	412	455	405	(9)	2	867	816	6
of which net interest income	158	159	161	(1)	(2)	317	329	(4)
of which recurring commissions and fees	112	111	94	1	19	223	184	21
of which transaction-based revenues	142	185	149	(23)	(5)	327	303	8
of which other revenues	0	0	1	–	(100)	0	0	–
Advisory, underwriting and financing	152	208	154	(27)	(1)	360	332	8
Net revenues	564	663	559	(15)	1	1,227	1,148	7
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	80	92	91	–	–	86	94	–
Net margin [2]	29	34	33	–	–	32	33	–
Number of relationship managers
Number of relationship managers	610	600	610	2	0	610	610	0
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 2Q17, net revenues were stable. Recurring commissions and fees increased 19%, mainly due to increases across the majority of our core products, including higher investment product management, discretionary mandate management and investment advisory fees. Transaction-based revenues decreased 5%, primarily reflecting lower brokerage and product issuing fees, partially offset by higher corporate advisory fees arising from integrated solutions. Net interest income decreased slightly, reflecting lower treasury revenues, offset by higher average loan volumes and higher deposit margins on higher average deposit volumes. Advisory, underwriting and financing revenues were stable, primarily due to higher equity underwriting revenues and higher fees from M&A transactions, offset by lower financing revenues and lower debt underwriting revenues. Financing revenues in 2Q18 included the negative net fair value impact from an impaired loan portfolio in recovery management and from the retained equity position. In 2Q17, financing revenues included a positive net fair value impact of CHF 15 million from an impaired loan portfolio in recovery management and additional revenues related to the recovery of interest payments on a portfolio of previously impaired loans.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 2Q18, Wealth Management & Connected recorded a provision for credit losses of CHF 6 million, compared to a provision for credit losses of CHF 9 million in 1Q18 and a release of provision for credit losses of CHF 1 million in 2Q17.
Total operating expenses
Total operating expenses of CHF 390 million decreased 13% compared to 1Q18, mainly reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits decreased 12% to CHF 238 million, primarily driven by lower discretionary compensation expenses. General and administrative expenses decreased 19% to CHF 129 million, mainly due to lower litigation provisions. Restructuring expenses were CHF 11 million compared to CHF 3 million in 1Q18. Adjusted total operating expenses of CHF 350 million decreased 12% compared to 1Q18.
Compared to 2Q17, total operating expenses increased 7%, primarily reflecting higher general and administrative expenses. General and administrative expenses increased 25%, mainly due to higher litigation provisions. Restructuring expenses were CHF 11 million compared to CHF 2 million in 2Q17. Compensation and benefits decreased slightly, primarily driven by lower discretionary compensation expenses. Adjusted total operating expenses decreased slightly compared to 2Q17.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Gross margin
Our Private Banking gross margin was 80 basis points in 2Q18, twelve basis points lower compared to 1Q18, mainly reflecting lower transaction-based revenues and a 3.9% increase in average assets under management. Compared to 2Q17, our gross margin was eleven basis points lower, mainly reflecting a 15.3% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our Private Banking net margin was 29 basis points in 2Q18, five basis points lower compared to 1Q18, mainly reflecting lower transaction-based revenues, partially offset by lower total operating expenses. Compared to 2Q17, our net margin was four basis points lower, mainly reflecting the increase in average assets under management and higher provision for credit losses.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 2Q18, assets under management of CHF 205.6 billion were CHF 6.5 billion higher compared to the end of 1Q18, reflecting net new assets of CHF 3.4 billion and favorable foreign exchange-related movements, partially offset by unfavorable market movements. Net new assets primarily reflected inflows from South East Asia, Japan and Australia, partially offset by outflows from Greater China.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Assets under management (CHF billion)
Assets under management	205.6	199.1	177.8	3.3	15.6	205.6	177.8	15.6
Average assets under management	205.4	197.6	178.1	3.9	15.3	201.5	174.4	15.5
Assets under management by currency (CHF billion)
USD	107.3	104.4	90.6	2.8	18.4	107.3	90.6	18.4
EUR	6.5	6.7	5.6	(3.0)	16.1	6.5	5.6	16.1
CHF	1.8	2.0	1.9	(10.0)	(5.3)	1.8	1.9	(5.3)
Other	90.0	86.0	79.7	4.7	12.9	90.0	79.7	12.9
Assets under management	205.6	199.1	177.8	3.3	15.6	205.6	177.8	15.6
Growth in assets under management (CHF billion)
Net new assets	3.4	6.2	4.5	–	–	9.6	9.8	–
Other effects	3.1	(3.9)	(4.1)	–	–	(0.8)	1.1	–
of which market movements	(1.9)	(1.9)	2.8	–	–	(3.8)	9.6	–
of which foreign exchange	4.9	(3.2)	(6.8)	–	–	1.7	(8.4)	–
of which other	0.1	1.2	(0.1)	–	–	1.3	(0.1)	–
Growth in assets under management	6.5	2.3	0.4	–	–	8.8	10.9	–
Growth in assets under management (annualized) (%)
Net new assets	6.8	12.6	10.1	–	–	9.8	11.7	–
Other effects	6.3	(7.9)	(9.2)	–	–	(0.9)	1.4	–
Growth in assets under management (annualized)	13.1	4.7	0.9	–	–	8.9	13.1	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	9.4	10.0	9.4	–	–	–	–	–
Other effects	6.2	2.2	3.4	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	15.6	12.2	12.8	–	–	–	–	–
markets
Results
Income before taxes of CHF 49 million increased 69% compared to 1Q18, mainly reflecting higher net revenues. Compared to the loss before taxes of CHF 8 million in 2Q17, the related increase of CHF 57 million primarily reflected higher net revenues. Adjusted income before taxes of CHF 58 million in 2Q18 increased significantly, compared to adjusted income before taxes of CHF 32 million in 1Q18 and CHF 1 million in 2Q17, respectively.
Net revenues
Net revenues of CHF 350 million increased 7% compared to 1Q18, reflecting higher fixed income sales and trading revenues, partially offset by lower equity sales and trading revenues. Fixed income sales and trading revenues increased 41% to CHF 120 million, mainly from higher revenues from emerging markets rates products, reflecting increased client activity, and foreign exchange products, partially offset by lower revenues from credit products. Equity sales and trading revenues decreased 5% to CHF 230 million, mainly from lower revenues from cash equities and equity derivatives, reflecting decreased client activity driven by weaker conditions in Asia, partially offset by higher prime services revenues.
Compared to 2Q17, net revenues increased 21%, reflecting higher equity and fixed income sales and trading revenues. Equity sales and trading revenues increased 22%, mainly due to higher revenues from increased client activity in prime services and higher revenues from equity derivatives. Fixed income sales and trading revenues increased 19%, mainly driven by higher structured products revenues and higher revenues from emerging markets rates products, primarily from increased client activity, partially offset by lower revenues from developed markets rates products.

Results - Markets
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	350	328	289	7	21	678	581	17
Provision for credit losses	1	1	0	0	–	2	0	–
Compensation and benefits	152	141	143	8	6	293	300	(2)
General and administrative expenses	98	99	96	(1)	2	197	217	(9)
Commission expenses	41	55	49	(25)	(16)	96	102	(6)
Restructuring expenses	9	3	9	200	0	12	24	(50)
Total other operating expenses	148	157	154	(6)	(4)	305	343	(11)
Total operating expenses	300	298	297	1	1	598	643	(7)
Income/(loss) before taxes	49	29	(8)	69	–	78	(62)	–
Statement of operations metrics (%)
Cost/income ratio	85.7	90.9	102.8	–	–	88.2	110.7	–
Net revenue detail (CHF million)
Equity sales and trading	230	243	188	(5)	22	473	422	12
Fixed income sales and trading	120	85	101	41	19	205	159	29
Net revenues	350	328	289	7	21	678	581	17
Total operating expenses
Total operating expenses of CHF 300 million were stable compared to 1Q18, mainly due to higher compensation and benefits and higher restructuring expenses, offset by lower commission expenses. Compensation and benefits increased 8% to CHF 152 million, primarily driven by higher discretionary compensation expenses. General and administrative expenses were stable. Adjusted total operating expenses of CHF 291 million were stable compared to 1Q18.
Compared to 2Q17, total operating expenses were stable, mainly reflecting higher compensation and benefits and higher general and administrative expenses, offset by lower commission expenses. Compensation and benefits increased 6%, primarily driven by higher discretionary compensation expenses, partially offset by lower salary expenses and lower deferred compensation expenses from prior-year awards following our restructuring efforts. General and administrative expenses increased slightly.

Global Markets
In 2Q18, we reported income before taxes of CHF 148 million and net revenues of CHF 1,426 million. Net revenues decreased 8% compared to 1Q18, driven by less favorable fixed income trading and underwriting activity.
Results Summary
2Q18 results
In 2Q18, we reported income before taxes of CHF 148 million and net revenues of CHF 1,426 million. Compared to 1Q18, net revenues decreased 8%, due to reduced client activity in securitized products and a slowdown in debt underwriting activity. Net revenues decreased 6% compared to 2Q17, reflecting lower client activity in securitized products and cash equities, partially offset by strength in our ITS franchise.
Total operating expenses of CHF 1,266 million increased slightly compared to 1Q18 reflecting higher general and administrative expenses and restructuring costs, partially offset by lower compensation and benefits. Compared to 2Q17, total operating expenses increased slightly, as higher general and administrative expenses and restructuring costs were partially offset by lower compensation and benefits.
Adjusted income before taxes was CHF 204 million in 2Q18, compared to adjusted income before taxes of CHF 337 million in 1Q18 and adjusted income before taxes of CHF 289 million in 2Q17.
Results in 2Q18 compared to 1Q18 were impacted by the weakening of the average rate of the Swiss franc against the US dollar, which favorably impacted revenues, but adversely impacted expenses.
Capital and leverage metrics
As of the end of 2Q18, we reported risk-weighted assets of USD 59.4 billion, a 2% decrease compared to the end of 1Q18, reflecting the ITS recalibration, partially offset by methodology changes. Leverage exposure was USD 268.0 billion, a decrease of USD 28.1 billion compared to the end of 1Q18, primarily due to business reductions and the ITS recalibration, partially offset by increased HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	1,426	1,546	1,517	(8)	(6)	2,972	3,126	(5)
Provision for credit losses	12	4	12	200	0	16	17	(6)
Compensation and benefits	595	617	629	(4)	(5)	1,212	1,319	(8)
General and administrative expenses	484	453	460	7	5	937	898	4
Commission expenses	131	135	127	(3)	3	266	266	0
Restructuring expenses	56	42	32	33	75	98	52	88
Total other operating expenses	671	630	619	7	8	1,301	1,216	7
Total operating expenses	1,266	1,247	1,248	2	1	2,513	2,535	(1)
Income before taxes	148	295	257	(50)	(42)	443	574	(23)
Statement of operations metrics (%)
Return on regulatory capital	4.2	8.5	7.4	–	–	6.5	8.2	–
Cost/income ratio	88.8	80.7	82.3	–	–	84.6	81.1	–
Number of employees (full-time equivalents)
Number of employees	11,270	11,610	11,620	(3)	(3)	11,270	11,620	(3)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	803	860	811	(7)	(1)	1,663	1,677	(1)
Equity sales and trading	489	490	501	0	(2)	979	989	(1)
Underwriting	249	288	249	(14)	0	537	561	(4)
Other	(115)	(92)	(44)	25	161	(207)	(101)	105
Net revenues	1,426	1,546	1,517	(8)	(6)	2,972	3,126	(5)
Balance sheet statistics (CHF million, except where indicated)
Total assets	228,941	239,432	228,858	(4)	0	228,941	228,858	0
Risk-weighted assets	58,918	57,990	51,333	2	15	58,918	51,333	15
Risk-weighted assets (USD)	59,365	60,732	53,603	(2)	11	59,365	53,603	11
Leverage exposure	266,020	282,778	276,483	(6)	(4)	266,020	276,483	(4)
Leverage exposure (USD)	268,037	296,149	288,710	(9)	(7)	268,037	288,710	(7)
Reconciliation of adjusted results
	Global Markets
in	2Q18	1Q18	2Q17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,426	1,546	1,517	2,972	3,126
Provision for credit losses	12	4	12	16	17
Total operating expenses	1,266	1,247	1,248	2,513	2,535
Restructuring expenses	(56)	(42)	(32)	(98)	(52)
Adjusted total operating expenses	1,210	1,205	1,216	2,415	2,483
Income before taxes	148	295	257	443	574
Total adjustments	56	42	32	98	52
Adjusted income before taxes	204	337	289	541	626
Adjusted return on regulatory capital (%)	5.8	9.8	8.3	7.9	9.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results
In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Global Markets increased CHF 7 million and CHF 8 million in 2Q18 and 1Q18, respectively.
Fixed income sales and trading
In 2Q18, fixed income sales and trading revenues of CHF 803 million decreased 7% compared to 1Q18, primarily due to lower securitized products revenues, partially offset by gains in other businesses. Securitized products revenues decreased compared to a strong 1Q18, reflecting lower non-agency and agency trading activity, primarily due to more challenging market conditions which resulted in reduced client activity. Macro products revenues decreased primarily due to lower results in our US rates business, partially offset by higher foreign exchange revenues. The declines were partially offset by significantly higher emerging markets revenues driven by increased financing and structured credit client activity in our ITS franchise in Europe, Middle East and Africa (EMEA). In addition, global credit products revenues increased significantly, reflecting higher leveraged finance trading activity.
Fixed income sales and trading revenues were stable compared to 2Q17, as higher emerging markets, global credit products and macro products revenues were offset by lower securitized products revenues. Emerging markets revenues increased, albeit from subdued levels, due to increased financing and structured credit activity. Global credit products revenues increased, reflecting higher leveraged finance trading activity, particularly in the US. In addition, macro products revenues increased due to higher foreign exchange client activity, which benefited from improved market volatility. This was offset by significantly lower securitized products revenues compared to a strong 2Q17, reflecting reduced client activity in non-agency trading. Despite this decline, we saw continued momentum in our asset finance business.
Equity sales and trading
In 2Q18, equity sales and trading revenues of CHF 489 million were stable compared to 1Q18, including higher prime services revenues and a seasonal decline in client activity across cash equities and equity derivatives. Prime services revenues increased reflecting higher client financing and prime brokerage activity, particularly in EMEA. This was offset by lower cash equities revenues consistent with lower secondary trading volumes, particularly in the US. In addition, equity derivatives revenues declined compared to a strong 1Q18 across structured and flow equity derivatives primarily due to a seasonal decline in client activity, partially offset by significantly higher revenues in corporate derivatives.
Equity sales and trading revenues decreased slightly compared to 2Q17, primarily due to lower cash equities results, partially offset by continued momentum in equity derivatives and higher prime services revenues. Cash equities revenues decreased, reflecting a decline in secondary trading revenues across regions. The decline was partially offset as equity derivatives revenues increased significantly, albeit from subdued levels, reflecting higher revenues across flow and structured equity derivatives due to increased client activity from our ITS franchise and higher market volatility. In addition, prime services revenues increased reflecting higher prime brokerage revenues and higher commissions in listed derivatives due to improved client activity and volumes, particularly in EMEA.
Underwriting
In 2Q18, underwriting revenues of CHF 249 million decreased 14% compared to 1Q18, due to sustained high levels of volatility. Debt underwriting revenues declined, reflecting lower leveraged finance and investment grade results. This was partially offset by improved equity underwriting issuance activity.
Underwriting revenues were stable compared to 2Q17, as higher equity underwriting revenues were offset by lower debt underwriting revenues. Debt underwriting revenues declined, due to lower high yield and investment grade issuance activity. This was partially offset by increased equity underwriting revenues.
Provision for credit losses
Global markets recorded a provision for credit losses of CHF 12 million in 2Q18. This compares to a provision for credit losses of CHF 4 million in 1Q18 and CHF 12 million in 2Q17.
Total operating expenses
In 2Q18, total operating expenses of CHF 1,266 million increased slightly compared to 1Q18, reflecting higher general and administrative expenses and restructuring costs, partially offset by lower compensation and benefits. Compensation and benefits decreased, primarily due to lower discretionary compensation expenses. General and administrative expenses increased, reflecting higher allocated corporate function costs, partially offset by lower professional services fees. During 2Q18, we incurred restructuring costs of CHF 56 million.
Compared to 2Q17, total operating expenses increased slightly, as higher general and administrative expenses and restructuring costs were partially offset by lower compensation and benefits. General and administrative expenses increased, reflecting higher allocated corporate function costs, partially offset by lower professional services fees. Compensation and benefits decreased, reflecting lower discretionary compensation expenses.

Investment Banking & Capital Markets
In 2Q18, we reported income before taxes of CHF 110 million and net revenues of CHF 644 million. Net revenues increased 22% compared to 1Q18 and 26% compared to 2Q17, reflecting stronger client activity from our M&A franchise.
Results Summary
2Q18 results
In 2Q18, we reported income before taxes of CHF 110 million, an increase of 86% compared to 1Q18, driven by higher net revenues partially offset by increased operating expenses. Net revenues of CHF 644 million increased 22% compared to 1Q18 driven by higher revenues from advisory and other fees as well as increased debt and equity underwriting activity. Compared to 1Q18, revenues from advisory and other fees increased 54%, debt underwriting revenues increased 6% and equity underwriting revenues increased 2%. Total operating expenses of CHF 519 million increased 11%, driven primarily by higher compensation and benefits.
Compared to 2Q17, our reported income before taxes increased 41% in 2Q18, driven by higher net revenues partially offset by increased operating expenses. Net revenues increased 26% due to higher revenues from advisory and other fees and debt underwriting activity. Revenues from advisory and other fees increased 60%, and revenues from debt underwriting increased 6%, while equity underwriting revenues were stable. Total operating expenses increased 24%, driven by higher compensation and benefits, restructuring costs and general and administrative expenses.
Adjusted income before taxes was CHF 141 million in 2Q18, compared to CHF 89 million in 1Q18 and CHF 88 million in 2Q17.
Capital and leverage metrics
As of the end of 2Q18, risk-weighted assets were USD 22.7 billion, an increase of USD 0.8 billion compared to the end of 1Q18, primarily reflecting growth in underwriting commitments and the corporate lending portfolio. Leverage exposure was USD 43.8 billion, an increase of USD 3.2 billion compared to the end of 1Q18, primarily driven by higher HQLA and increased lending exposure.
Divisional results
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	644	528	511	22	26	1,172	1,117	5
Provision for credit losses	15	1	13	–	15	16	19	(16)
Compensation and benefits	367	316	303	16	21	683	651	5
General and administrative expenses	120	121	104	(1)	15	241	205	18
Commission expenses	1	1	3	0	(67)	2	3	(33)
Restructuring expenses	31	30	10	3	210	61	12	408
Total other operating expenses	152	152	117	0	30	304	220	38
Total operating expenses	519	468	420	11	24	987	871	13
Income before taxes	110	59	78	86	41	169	227	(26)
Statement of operations metrics (%)
Return on regulatory capital	13.9	8.1	12.0	–	–	11.1	17.4	–
Cost/income ratio	80.6	88.6	82.2	–	–	84.2	78.0	–
Number of employees (full-time equivalents)
Number of employees	3,040	3,120	3,130	(3)	(3)	3,040	3,130	(3)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Net revenue detail (CHF million)
Advisory and other fees	265	172	166	54	60	437	384	14
Debt underwriting	272	256	257	6	6	528	548	(4)
Equity underwriting	105	103	105	2	0	208	208	0
Other	2	(3)	(17)	–	–	(1)	(23)	(96)
Net revenues	644	528	511	22	26	1,172	1,117	5
Balance sheet statistics (CHF million, except where indicated)
Total assets	18,546	15,380	20,973	21	(12)	18,546	20,973	(12)
Risk-weighted assets	22,520	20,866	18,648	8	21	22,520	18,648	21
Risk-weighted assets (USD)	22,691	21,853	19,473	4	17	22,691	19,473	17
Leverage exposure	43,441	38,731	43,073	12	1	43,441	43,073	1
Leverage exposure (USD)	43,770	40,562	44,978	8	(3)	43,770	44,978	(3)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2Q18	1Q18	2Q17	6M18	6M17
Adjusted results (CHF million, except where indicated)
Net revenues	644	528	511	1,172	1,117
Provision for credit losses	15	1	13	16	19
Total operating expenses	519	468	420	987	871
Restructuring expenses	(31)	(30)	(10)	(61)	(12)
Adjusted total operating expenses	488	438	410	926	859
Income before taxes	110	59	78	169	227
Total adjustments	31	30	10	61	12
Adjusted income before taxes	141	89	88	230	239
Adjusted return on regulatory capital (%)	17.8	12.4	13.5	15.2	18.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Investment Banking & Capital Markets increased CHF 21 million and CHF 15 million in 2Q18 and 1Q18, respectively.
Advisory and other fees
In 2Q18, revenues from advisory and other fees of CHF 265 million increased 54% compared to 1Q18, reflecting higher revenues from completed M&A transactions.
Compared to 2Q17, revenues increased 60%, reflecting higher revenues from completed M&A transactions.
Debt underwriting
In 2Q18, debt underwriting revenues of CHF 272 million increased 6% compared to 1Q18, primarily driven by higher derivatives financing revenues.
Compared to 2Q17, revenues increased 6%, primarily driven by higher derivatives financing revenues.
Equity underwriting
In 2Q18, revenues from equity underwriting of CHF 105 million increased 2% compared to 1Q18 primarily driven by increased revenues from follow-on and rights offerings, offset by lower revenues from IPO issuances.
Compared to 2Q17, revenues were stable as increases in revenues from equity derivatives and IPO issuances were offset by reductions in revenues from rights offerings and follow-on activity.
Provision for credit losses
In 2Q18, we recorded a provision for credit losses of CHF 15 million relating to two counterparties and adverse developments on non-fair valued loans in our corporate lending portfolio, compared to a provision for credit losses of CHF 1 million in 1Q18. In 2Q17, we recorded provision for credit losses of CHF 13 million.

Total operating expenses
Total operating expenses of CHF 519 million increased 11% compared to 1Q18, primarily driven by higher compensation and benefits. Compensation and benefits of CHF 367 million increased 16%, mainly driven by higher discretionary compensation accrual and higher deferred fixed cash compensation. General and administrative expenses were stable.
Compared to 2Q17, total operating expenses increased 24%, driven by higher compensation and benefits, restructuring costs and general and administrative expenses. Compensation and benefits of CHF 367 million increased 21%, driven by higher discretionary compensation accrual and higher deferred fixed cash compensation. During 2Q18, we incurred restructuring costs of CHF 31 million. General and administrative expenses increased 15%, primarily driven by higher costs due to the adoption of the new revenue recognition accounting standard. Adjusted total operating expenses increased 19% compared to 2Q17.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change		in		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,156	1,106	1,016	5	14	2,262	2,149	5
of which advisory and other fees	313	251	192	25	63	564	470	20
of which debt underwriting	568	616	582	(8)	(2)	1,184	1,229	(4)
of which equity underwriting	275	239	242	15	14	514	450	14

Strategic Resolution Unit
In 2Q18, we reported a loss before taxes of CHF 368 million and decreased our risk-weighted assets by USD 2.7 billion and our leverage exposure by USD 6.2 billion compared to 1Q18.
results summarY
2Q18 results
In 2Q18, we reported a loss before taxes of CHF 368 million compared to losses of CHF 409 million in 1Q18 and CHF 563 million in 2Q17. In 2Q18, we reported an adjusted loss before taxes of CHF 328 million, compared to adjusted losses of CHF 362 million in 1Q18 and CHF 531 million in 2Q17.
We reported negative net revenues of CHF 176 million in 2Q18, primarily driven by overall funding costs, valuation adjustments and exit costs. Valuation adjustments in 2Q18 primarily reflected mark-to-market losses on our legacy investment banking portfolio. Total operating expenses in 2Q18 were CHF 193 million, including CHF 107 million of general and administrative expenses, of which CHF 31 million were litigation provisions, and CHF 71 million of compensation and benefits.
In 2Q18, we reported adjusted total operating expenses of CHF 153 million, compared to CHF 158 million in 1Q18 and CHF 244 million in 2Q17.
Capital and leverage metrics
As of the end of 2Q18, we reported risk-weighted assets of USD 20.6 billion, a decrease of USD 2.7 billion and USD 19.2 billion compared to the end of 1Q18 and 2Q17. Risk-weighted asset reduction was achieved through restructuring and unwinds in the derivatives portfolio in addition to exits in the residual loan portfolio.
Leverage exposure was USD 39.0 billion as of the end of 2Q18, a decrease of USD 6.2 billion and USD 35.8 billion compared to the end of 1Q18 and 2Q17. Leverage exposure reduction was achieved through various initiatives across the derivatives portfolio, including novations and restructurings in addition to exits in the residual loan portfolio.
Divisional results
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Net revenues	(176)	(203)	(274)	(13)	(36)	(379)	(480)	(21)
of which from noncontrolling interests without significant economic interest	8	(2)	6	–	33	6	7	(14)
Provision for credit losses	(1)	0	13	–	–	(1)	37	–
Compensation and benefits	71	65	94	9	(24)	136	182	(25)
General and administrative expenses	107	126	164	(15)	(35)	233	371	(37)
of which litigation provisions	31	47	28	(34)	11	78	109	(28)
Commission expenses	2	4	7	(50)	(71)	6	14	(57)
Restructuring expenses	13	11	11	18	18	24	18	33
Total other operating expenses	122	141	182	(13)	(33)	263	403	(35)
Total operating expenses	193	206	276	(6)	(30)	399	585	(32)
of which from noncontrolling interests without significant economic interest	1	1	2	0	(50)	2	6	(67)
Income/(loss) before taxes	(368)	(409)	(563)	(10)	(35)	(777)	(1,102)	(29)
of which from noncontrolling interests without significant economic interest	7	(3)	4	–	75	4	1	300
Number of employees (full-time equivalents)
Number of employees	1,390	1,480	1,640	(6)	(15)	1,390	1,640	(15)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	5	(4)	(3)	–	–	1	32	(97)
Legacy cross-border and small markets businesses	13	16	34	(19)	(62)	29	71	(59)
Legacy asset management positions	2	0	22	–	(91)	2	18	(89)
Legacy investment banking portfolio	(126)	(119)	(247)	6	(49)	(245)	(461)	(47)
Legacy funding costs	(82)	(83)	(92)	(1)	(11)	(165)	(157)	5
Other	4	(11)	6	–	(33)	(7)	10	–
Noncontrolling interests without significant economic interest	8	(2)	6	–	33	6	7	(14)
Net revenues	(176)	(203)	(274)	(13)	(36)	(379)	(480)	(21)
Balance sheet statistics (CHF million, except where indicated)
Total assets	27,439	30,163	54,427	(9)	(50)	27,439	54,427	(50)
Risk-weighted assets	20,448	22,239	38,101	(8)	(46)	20,448	38,101	(46)
Risk-weighted assets (USD)	20,603	23,291	39,786	(12)	(48)	20,603	39,786	(48)
Leverage exposure	38,692	43,168	71,611	(10)	(46)	38,692	71,611	(46)
Leverage exposure (USD)	38,985	45,209	74,778	(14)	(48)	38,985	74,778	(48)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	2Q18	1Q18	2Q17	6M18	6M17
Adjusted results (CHF million)
Net revenues	(176)	(203)	(274)	(379)	(480)
Real estate gains	0	(1)	0	(1)	0
(Gains)/losses on business sales	0	0	0	0	(38)
Adjusted net revenues	(176)	(204)	(274)	(380)	(518)
Provision for credit losses	(1)	0	13	(1)	37
Total operating expenses	193	206	276	399	585
Restructuring expenses	(13)	(11)	(11)	(24)	(18)
Major litigation provisions	(26)	(37)	(21)	(63)	(91)
Expenses related to business sales	(1)	0	0	(1)	0
Adjusted total operating expenses	153	158	244	311	476
Income/(loss) before taxes	(368)	(409)	(563)	(777)	(1,102)
Total adjustments	40	47	32	87	71
Adjusted income/(loss) before taxes	(328)	(362)	(531)	(690)	(1,031)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Net revenues
We reported negative net revenues of CHF 176 million in 2Q18 compared to negative net revenues of CHF 203 million in 1Q18 and CHF 274 million in 2Q17. Compared to 1Q18, the improvement was mainly driven by lower negative valuation adjustments across our portfolio and lower overall funding costs, partially offset by higher exit costs. Negative valuation adjustments in 2Q18 included a CHF 71 million loss relating to our announced agreement to settle legacy claims with Lehman Brothers Holdings Inc. and certain of its subsidiaries, partially offset by gains across the legacy investment banking portfolio.
Compared to 2Q17, the improvement was primarily driven by lower overall funding costs and lower negative valuation adjustments in our legacy investment banking portfolio, partially offset by a reduction in fee-based revenues as a result of accelerated business exits.

Provision for credit losses
In 2Q18, we had a release of provision for credit losses of CHF 1 million compared to no provision for credit losses in 1Q18 and a provision for credit losses of CHF 13 million in 2Q17. The provision for credit losses in 2Q17 was primarily related to the disposal of ship finance exposures.
Total operating expenses
Total operating expenses of CHF 193 million decreased 6% compared to 1Q18, mainly reflecting lower general and administrative expenses. General and administrative expenses of CHF 107 million decreased 15%, including a decrease of CHF 16 million in litigation provisions, mainly in connection with mortgage-related matters. Total operating expenses in 2Q18 included costs of CHF 16 million to meet requirements related to the settlements with US authorities regarding US cross-border matters, some of which relates to the work performed by the New York State Department of Financial Services (DFS) monitor.
Compared to 2Q17, total operating expenses decreased 30%, primarily as a result of lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 35% mainly related to a reduction in costs related to the settlements with US authorities regarding US cross-border matters. Compensation and benefits decreased 24%, primarily as a result of various cost reduction initiatives, including the impact of the transfer of our US private banking business. Adjusted total operating expenses decreased 37% compared to 2Q17.
Development of the Strategic Resolution Unit
As previously disclosed, on occasion the reduction of exposures in the Strategic Resolution Unit involve the maturation of lending facilities or other transactions that wholly or partially may be renewed or extended by our strategic business divisions, such as Global Markets or International Wealth Management. Similarly, there may be occasions where strategic business divisions will enter into new transactions with counterparties resulting in exposures that may have similar characteristics to those recorded in the Strategic Resolution Unit. This is aligned with the Group’s risk appetite and that of the relevant strategic divisions.
We previously amended and enhanced our risk appetite framework in an effort to provide additional governance and controls to ensure all new business activities are scrutinized to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those that will be prohibited or for which we have limited risk appetite.
After a business reassessment in connection with our planning relating to the withdrawal of the UK from the EU, the Audit Committee approved the transfer of assets and liabilities relating to Credit Suisse (Deutschland) Aktiengesellschaft from the Strategic Resolution Unit to the Investment Banking & Capital Markets division during 2Q18. The impact of the transfer on risk-weighted assets for the Strategic Resolution Unit was a decline of approximately USD 0.2 billion.
> Refer to “Risk appetite framework developments relating to the Strategic Resolution Unit” in II – Treasury, risk, balance sheet and off-balance sheet – Risk management – Overview and risk-related developments for further information.

Corporate Center
In 2Q18, we recorded a loss before taxes of CHF 41 million compared to a loss of CHF 172 million in 1Q18 and a loss of CHF 245 million in 2Q17.
Results
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Since 2Q17, treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center.
Other revenues include required elimination adjustments associated with trading in own shares and treasury commissions charged to divisions and, beginning in 3Q17, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards intended to support the restructuring of the Group, mainly relating to Asia Pacific predominantly through the end of 2018.
2Q18 results
In 2Q18, we recorded a loss before taxes of CHF 41 million compared to CHF 172 million in 1Q18. The decreased loss before taxes in 2Q18 reflected higher net revenues and lower total operating expenses.
Net revenues of CHF 24 million increased CHF 84 million compared to 1Q18, reflecting reduced negative treasury results, partially offset by lower other revenues. Negative treasury results of CHF 5 million in 2Q18 reflected negative revenues of CHF 62 million relating to funding activities, partially offset by gains of CHF 36 million with respect to structured notes volatility and gains of CHF 19 million relating to hedging volatility. In 1Q18, negative treasury results of CHF 109 million reflected negative revenues of CHF 134 million relating to funding activities, partially offset by gains of CHF 35 million with respect to structured notes volatility. Other revenues of CHF 29 million decreased CHF 20 million compared to 1Q18, mainly reflecting the elimination of gains from trading in own shares compared to losses in 1Q18.
Corporate Center results
	in / end of			% change		in		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Statements of operations (CHF million)
Treasury results	(5)	(109)	(91)	(95)	(95)	(114)	(61)	87
Other	29	49	25	(41)	16	78	64	22
Net revenues	24	(60)	(66)	–	–	(36)	3	–
Provision for credit losses	0	0	1	–	(100)	0	3	(100)
Compensation and benefits	74	55	112	35	(34)	129	213	(39)
General and administrative expenses	(30)	37	56	–	–	7	99	(93)
Commission expenses	21	19	8	11	163	40	29	38
Restructuring expenses	0	1	2	(100)	(100)	1	3	(67)
Total other operating expenses	(9)	57	66	–	–	48	131	(63)
Total operating expenses	65	112	178	(42)	(63)	177	344	(49)
Loss before taxes	(41)	(172)	(245)	(76)	(83)	(213)	(344)	(38)
Balance sheet statistics (CHF million)
Total assets	101,244	109,734	63,480	(8)	59	101,244	63,480	59
Risk-weighted assets [1]	30,171	28,135	18,021	7	67	30,171	18,021	67
Leverage exposure [1]	102,846	110,767	59,858	(7)	72	102,846	59,858	72
1 Disclosed on a look-through basis.

Total operating expenses of CHF 65 million decreased 42% compared to 1Q18, mainly reflecting a CHF 67 million decrease in general and administrative expenses, primarily due to reduced expenses relating to the continuing evolution of our legal entity structure and a net positive impact of corporate function allocations, partially offset by a 35% increase in compensation and benefits, mainly relating to higher discretionary compensation expenses. In 2Q18, we recorded expenses of CHF 17 million, compared to CHF 49 million in 1Q18, with respect to the continuing evolution of our legal entity structure.
Capital and leverage metrics
As of the end of 2Q18, we reported risk-weighted assets of CHF 30.2 billion, reflecting an increase of CHF 2.0 billion compared to the end of 1Q18. The increase was primarily driven by increased risk levels, primarily due to higher credit risk exposures, and a foreign exchange impact.
Leverage exposure was CHF 102.8 billion as of the end of 2Q18, reflecting a decrease of CHF 7.9 billion compared to the end of 1Q18. The decrease mainly reflected a CHF 10.8 billion decrease in our centrally held balance of HQLA, partially offset by a foreign exchange impact.
Expense allocation to divisions
	in			% change		in / end of		% change
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	734	703	774	4	(5)	1,437	1,550	(7)
General and administrative expenses	516	554	580	(7)	(11)	1,070	1,153	(7)
Commission expenses	21	19	8	11	163	40	29	38
Restructuring expenses	95	34	28	179	239	129	59	119
Total other operating expenses	632	607	616	4	3	1,239	1,241	0
Total operating expenses before allocation to divisions	1,366	1,310	1,390	4	(2)	2,676	2,791	(4)
Net allocation to divisions	1,301	1,198	1,212	9	7	2,499	2,447	2
of which Swiss Universal Bank	272	253	251	8	8	525	522	1
of which International Wealth Management	229	210	199	9	15	439	415	6
of which Asia Pacific	194	197	202	(2)	(4)	391	390	0
of which Global Markets	428	399	394	7	9	827	792	4
of which Investment Banking & Capital Markets	100	81	83	23	20	181	166	9
of which Strategic Resolution Unit	78	58	83	34	(6)	136	162	(16)
Total operating expenses	65	112	178	(42)	(63)	177	344	(49)
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Assets under management
As of the end of 2Q18, assets under management were CHF 1,398.4 billion, an increase of CHF 18.8 billion compared to the end of 1Q18, with net new assets of CHF 15.4 billion in 2Q18.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
Assets under management and client assets
	end of				% change
	2Q18	1Q18		4Q17	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	207.9	206.7		208.3	0.6
Swiss Universal Bank - Corporate & Institutional Clients	355.8	352.0		354.7	1.1
International Wealth Management - Private Banking	370.7	369.7	[3]	366.9	0.3
International Wealth Management - Asset Management	401.4	391.2		385.6	2.6
Asia Pacific - Private Banking	205.6	199.1		196.8	3.3
Strategic Resolution Unit	2.5	2.6		5.0	(3.8)
Assets managed across businesses [1]	(145.5)	(141.7)		(141.2)	2.7
Assets under management	1,398.4	1,379.6	[3]	1,376.1	1.4
of which discretionary assets	462.9	455.2		452.5	1.7
of which advisory assets	935.5	924.4	[3]	923.6	1.2
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	239.7	239.6		241.0	0.0
Swiss Universal Bank - Corporate & Institutional Clients	457.6	456.4		463.8	0.3
International Wealth Management - Private Banking	468.3	468.2	[3]	466.0	0.0
International Wealth Management - Asset Management	401.4	391.2		385.6	2.6
Asia Pacific - Private Banking	263.0	255.3		255.5	3.0
Strategic Resolution Unit	4.9	5.2		8.5	(5.8)
Assets managed across businesses [1]	(145.5)	(141.7)		(141.2)	2.7
Client Assets	1,689.4	1,674.2	[3]	1,679.2	0.9
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

3 Prior period has been corrected.

Growth in assets under management
in	2Q18	1Q18		2Q17	6M18	6M17
Growth in assets under management (CHF billion)
Net new assets	15.4	25.1		12.1	40.5	36.5
of which Swiss Universal Bank - Private Clients	0.5	2.7		1.7	3.2	3.7
of which Swiss Universal Bank - Corporate & Institutional Clients	0.9	3.8		0.0	4.7	0.0
of which International Wealth Management - Private Banking	5.2	5.5		4.6	10.7	9.3
of which International Wealth Management - Asset Management [1]	8.0	9.0		2.8	17.0	17.8
of which Asia Pacific - Private Banking	3.4	6.2		4.5	9.6	9.8
of which Strategic Resolution Unit	(0.1)	(0.1)		(0.5)	(0.2)	(1.5)
of which assets managed across businesses [2]	(2.5)	(2.0)		(1.0)	(4.5)	(2.6)
Other effects	3.4	(21.6)	[3]	(9.0)	(18.2)	19.7
of which Swiss Universal Bank - Private Clients	0.7	(4.3)		1.6	(3.6)	5.6
of which Swiss Universal Bank - Corporate & Institutional Clients	2.9	(6.5)		3.6	(3.6)	13.2
of which International Wealth Management - Private Banking	(4.2)	(2.7)	[3]	(4.4)	(6.9)	3.9
of which International Wealth Management - Asset Management	2.2	(3.4)		(3.9)	(1.2)	26.6
of which Asia Pacific - Private Banking	3.1	(3.9)		(4.1)	(0.8)	1.1
of which Strategic Resolution Unit	0.0	(2.3)		(0.6)	(2.3)	(5.5)
of which assets managed across businesses [2]	(1.3)	1.5		(1.2)	0.2	(25.2)
Growth in assets under management	18.8	3.5	[3]	3.1	22.3	56.2
of which Swiss Universal Bank - Private Clients	1.2	(1.6)		3.3	(0.4)	9.3
of which Swiss Universal Bank - Corporate & Institutional Clients	3.8	(2.7)		3.6	1.1	13.2
of which International Wealth Management - Private Banking	1.0	2.8	[3]	0.2	3.8	13.2
of which International Wealth Management - Asset Management [1]	10.2	5.6		(1.1)	15.8	44.4
of which Asia Pacific - Private Banking	6.5	2.3		0.4	8.8	10.9
of which Strategic Resolution Unit	(0.1)	(2.4)		(1.1)	(2.5)	(7.0)
of which assets managed across businesses [2]	(3.8)	(0.5)		(2.2)	(4.3)	(27.8)
Growth in assets under management (annualized) (%)
Net new assets	4.5	7.3		3.7	5.9	5.8
of which Swiss Universal Bank - Private Clients	1.0	5.2		3.4	3.1	3.9
of which Swiss Universal Bank - Corporate & Institutional Clients	1.0	4.3		0.0	2.7	0.0
of which International Wealth Management - Private Banking	5.6	6.0		5.5	5.8	5.8
of which International Wealth Management - Asset Management [1]	8.2	9.3		3.1	8.8	11.1
of which Asia Pacific - Private Banking	6.8	12.6		10.1	9.8	11.7
of which Strategic Resolution Unit	(15.4)	(8.0)		(25.6)	(8.0)	(21.9)
of which assets managed across businesses [2]	7.1	5.7		3.0	6.4	4.9
Other effects	1.0	(6.3)	[3]	(2.7)	(2.7)	3.2
of which Swiss Universal Bank - Private Clients	1.3	(8.3)		3.3	(3.5)	5.8
of which Swiss Universal Bank - Corporate & Institutional Clients	3.3	(7.3)		4.1	(2.1)	7.8
of which International Wealth Management - Private Banking	(4.5)	(2.9)	[3]	(5.3)	(3.7)	2.4
of which International Wealth Management - Asset Management	2.2	(3.5)		(4.3)	(0.6)	16.5
of which Asia Pacific - Private Banking	6.3	(7.9)		(9.2)	(0.9)	1.4
of which Strategic Resolution Unit	0.0	(184.0)		(30.8)	(92.0)	(80.3)
of which assets managed across businesses [2]	3.6	(4.3)		3.7	(0.3)	47.7
Growth in assets under management	5.5	1.0	[3]	1.0	3.2	9.0
of which Swiss Universal Bank - Private Clients	2.3	(3.1)		6.7	(0.4)	9.7
of which Swiss Universal Bank - Corporate & Institutional Clients	4.3	(3.0)		4.1	0.6	7.8
of which International Wealth Management - Private Banking	1.1	3.1	[3]	0.2	2.1	8.2
of which International Wealth Management - Asset Management [1]	10.4	5.8		(1.2)	8.2	27.6
of which Asia Pacific - Private Banking	13.1	4.7		0.9	8.9	13.1
of which Strategic Resolution Unit	(15.4)	(192.0)		(56.4)	(100.0)	(102.2)
of which assets managed across businesses [2]	10.7	1.4		6.7	6.1	52.6
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3 Prior period has been corrected.

Growth in assets under management (continued)
in	2Q18	1Q18	2Q17	6M18	6M17
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	3.2	3.0	3.4	–	–
of which Swiss Universal Bank - Private Clients	2.1	2.7	1.5	–	–
of which Swiss Universal Bank - Corporate & Institutional Clients	(2.6)	(2.9)	(0.3)	–	–
of which International Wealth Management - Private Banking	5.1	4.9	4.7	–	–
of which International Wealth Management - Asset Management [1]	5.3	3.9	5.8	–	–
of which Asia Pacific - Private Banking	9.4	10.0	9.4	–	–
of which Strategic Resolution Unit	(17.9)	(20.5)	(31.8)	–	–
of which assets managed across businesses [2]	3.9	2.8	1.4	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2Q18 results
As of the end of 2Q18, assets under management of CHF 1,398.4 billion increased CHF 18.8 billion compared to the end of 1Q18. The increase was primarily driven by net new assets of CHF 15.4 billion and favorable foreign exchange-related movements, partially offset by structural effects primarily in the Private Banking business of International Wealth Management, mainly reflecting the impact of the US sanctions involving Russia.
Net new assets of CHF 15.4 billion mainly reflected net new assets of CHF 8.0 billion in the Asset Management business of International Wealth Management, reflecting inflows from traditional and alternative investments and from emerging market joint ventures, net new assets of CHF 5.2 billion in the Private Banking business of International Wealth Management, mainly reflecting inflows from emerging markets and Europe and net new assets of CHF 3.4 billion in the Private Banking business of Asia Pacific, primarily reflecting inflows from South East Asia, Japan and Australia, partially offset by outflows from Greater China.
> Refer to “Swiss Universal Bank”, “International Wealth Management”, “Asia Pacific” and “Strategic Resolution Unit” for further information.
> Refer to “Note 37 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 2Q18, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have focused our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information on liquidity and funding management.
Regulatory framework
Basel III liquidity framework
In 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including with respect to the final Basel III LCR rules adopted in 2014. Effective January 1, 2018, the Swiss Federal Council amended the Liquidity Ordinance with minor adjustments to the LCR and relief for smaller banks. The amendments are not material to the LCR for the Group and relevant subsidiaries. Under the Liquidity Ordinance, as amended, certain Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% at all times beginning on January 1, 2015 and the associated disclosure requirements. In May 2015, FINMA required us to maintain a higher minimum LCR of 110%; in June 2018 this was lowered to the minimum requirement of 100%.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
>Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. In November 2017, the Federal Council decided to postpone the introduction of the NSFR as a minimum standard, which was originally planned for January 1, 2018. The Federal Council will reconsider this matter at the end of 2018.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information on the Basel III liquidity framework and Swiss liquidity requirements.

Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario. Our internal stress level haircut calculation for the Treasury-managed liquidity pool is aligned with the HQLA definition used in the LCR framework.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of the end of 2Q18, our liquidity pool managed by Treasury had an HQLA value of CHF 186.8 billion. The liquidity pool consisted of CHF 108.9 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 77.9 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking & Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses, Treasury can access these assets to generate liquidity if required.
As of the end of 2Q18, the portfolio of liquid assets that is not managed by Treasury had a market value of CHF 24.2 billion, consisting of CHF 8.6 billion of high-grade bonds and CHF 15.6 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 16% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities. These haircuts were updated in 2017 as part of the introduction of the new version of our internal liquidity barometer.
Liquidity pool – Group
End of	2Q18					1Q18	4Q17
	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	71,470	27,098	8,337	2,004	108,909	96,921	96,594
Securities	7,297	42,404	5,938	22,299	77,938	67,717	66,778
Liquid assets [1]	78,767	69,502	14,275	24,303	186,847	164,638	163,372
Calculated using a three-month average which since 1Q17 is calculated on a daily basis.
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA. For disclosure purposes, since January 1, 2017, our LCR is calculated using a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Since March 31, 2017, our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 226% as of the end of 2Q18, an increase from 208% as of the end of 1Q18, representing an average HQLA of CHF 188.0 billion and average net cash outflows of CHF 83.3 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The increase in the LCR in 2Q18 was primarily the result of an increase in the level of HQLA reflecting increases in both the amount of cash held at central banks and securities held during the period. The higher level of HQLA was partially offset by increases in net cash outflows, driven by unsecured wholesale funding increases in non-operational deposits and unsecured debt.
The spot balance of HQLA held on the last business day of 2Q18 was CHF 172.5 billion, which was CHF 4.1 billion higher than the spot balance of HQLA held on the last business day of 1Q18.
Liquidity coverage ratio – Group
End of	2Q18				1Q18		4Q17
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		188,030		166,306		166,077
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	158,965		20,602		19,963		20,108
Unsecured wholesale funding	220,350		90,416		84,824		87,899
Secured wholesale funding	–		61,951		59,148		65,525
Additional requirements	174,408		38,466		39,285		37,435
Other contractual funding obligations	71,676		71,676		57,896		70,679
Other contingent funding obligations	245,493		5,660		6,055		6,644
Total cash outflows	–		288,771		267,171		288,290
Cash inflows (CHF million)
Secured lending	143,415		96,165		92,522		92,585
Inflows from fully performing exposures	71,455		34,179		32,997		33,624
Other cash inflows	75,175		75,175		61,832		72,228
Total cash inflows	290,045		205,519		187,351		198,437
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		188,030		166,306		166,077
Net cash outflows (CHF million)	–		83,252		79,820		89,853
Liquidity coverage ratio (%)	–		226		208		185
Calculated using a three-month average which since 1Q17 is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.

Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 16% as of the end of 2Q18, compared to 15% as of the end of 1Q18, primarily reflecting an increase in loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 333 billion as of the end of 2Q18, compared to CHF 326 billion as of the end of 1Q18, reflecting a small increase in the customer deposit base in the private banking and corporate & institutional clients businesses in 2Q18. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.
Debt issuances and redemptions
Our long-term debt includes senior, senior bail-in and subordinated debt issued in US-registered offerings and medium-term note programs, euro medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or historically from our own international covered bond program.

As of the end of 2Q18, we had outstanding long-term debt of CHF 166.0 billion, which included senior and subordinated instruments. We had CHF 49.7 billion and CHF 18.8 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2Q18 compared to CHF 49.0 billion and CHF 18.9 billion, respectively, as of the end of 1Q18.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings decreased to CHF 30.6 billion as of the end of 2Q18 compared to CHF 31.9 billion as of the end of 1Q18.
The following table provides information on long-term debt issuances, maturities and redemptions in 2Q18, excluding structured notes.
> Refer to “Note 24 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
Debt issuances and redemptions
in 2Q18	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.1	2.1	0.0	2.2
of which unsecured	0.0	2.1	0.0	2.1
of which secured [1]	0.1	0.0	0.0	0.1
Maturities / Redemptions	3.8	0.0	0.0	3.8
of which unsecured	3.7	0.0	0.0	3.7
of which secured [1]	0.1	0.0	0.0	0.1
Excludes structured notes.
1 Includes covered bonds.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.2 billion, CHF 1.3 billion and CHF 1.7 billion, respectively, as of the end of 2Q18, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long-term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivative product types are monitored as part of the LCR scenario parameters and the internal liquidity reporting.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2017 for further information.

Capital management
As of the end of 2Q18, our BIS CET1 ratio was 12.8% on both a phase-in and look-through basis. Our BIS tier 1 leverage ratio was 5.5% and 5.2% on a look-through basis.
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and become fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “BIS phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for G-SIBs. The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB. In 2017, the FSB advised that a reduced progressive buffer of 1% will apply beginning in January 2019, down from a previous requirement of 1.5%.
In addition to the CET1 requirements, there is also a requirement for 1.5% of additional tier 1 capital and 2% of tier 2 capital. These requirements may also be met with CET1 capital.

BIS phase-in requirements for Credit Suisse
For	2018		2019
Capital ratios
CET1	4.5%		4.5%
Capital conservation buffer	1.875%	[1]	2.5%
Progressive buffer for G-SIB	1.125%	[1]	1.0%
Total CET1	7.5%		8.0%
Additional tier 1	1.5%		1.5%
Tier 1	9.0%		9.5%
Tier 2	2.0%		2.0%
Total capital	11.0%		11.5%
Phase-in deductions from CET1	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125% as well as a trigger at the point of non-viability.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, which is generally the date of the first step-up coupon.
As of January 1, 2018, banks are required to maintain a tier 1 leverage ratio of 3%.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance applicable to Swiss banks. The amendment recalibrates and expands the existing “Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
Going concern requirement
The going concern requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this currently translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
Gone concern requirement
The gone concern requirement of a G-SIB is equal to its total going concern requirement, which in 2020, consists of a base requirement of 12.86% of RWA and 4.5% of leverage exposure, plus any surcharges applicable to the relevant G-SIB. The gone concern requirement does not include any countercyclical buffers. Credit Suisse is currently subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio and is subject to potential capital rebates for resolvability and for certain tier 2 low-trigger instruments recognized as gone concern capital.
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write-down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write-down or conversion into equity of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
According to the amended Capital Adequacy Ordinance, bail-in debt instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in debt instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Grandfathering provisions
The Capital Adequacy Ordinance provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
– Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital;

– Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity; and
– Tier 2 capital instruments with a low trigger also qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Furthermore, to be eligible as gone concern capital, outstanding bail-in debt instruments issued before July 1, 2016 and bail-in debt instruments issued by a (Swiss or foreign) special purpose vehicle before January 1, 2017 must have been approved by FINMA.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.
Other requirements
Effective July 1, 2016, Switzerland implemented an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland but instead requires banks to hold CET1 capital in the amount of 2% of their RWA pertaining to mortgage loans that finance residential property in Switzerland (Swiss countercyclical buffer).
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (2013 FINMA Decree), effective since February 2, 2014, specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions. In October 2017, FINMA issued an additional decree with respect to the regulatory capital requirements of the Bank parent company (2017 FINMA Decree), specifying the treatment of investments in subsidiaries for capital adequacy purposes.
> Refer to “Regulatory developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2017 for further information on the FINMA Decrees.
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR and advanced credit valuation adjustment.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 2Q18, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
Regulatory developments and proposals
In May 2018, the BCBS published the revised standard on simple, transparent and comparable (STC) securitizations. It includes the STC criteria developed for short-term securitizations and their preferential capital treatment. The new rules were effective immediately.
In July 2018, the BCBS issued a revised assessment methodology for G-SIBs. The revised methodology is expected to be implemented by national authorities by 2021 and is expected to determine a G-SIB’s applicable higher loss absorbency requirements from January 2023.
In July 2018, FINMA published revised circulars on the further implementation of Basel III in Switzerland, which, in general, become effective on January 1, 2019. This revision package is one of the final steps in the Swiss implementation of the Basel III standards and includes the following circulars:
– ”Eligible capital – banks”, which added final transitional guidelines for the calculation of regulatory capital related to the new current expected credit loss (CECL) model under US GAAP, which will become effective for us as of January 1, 2020;
– ”Interest rate risks – banks”, in which FINMA will not apply the optional standardized framework according to Basel III standards; instead it will broaden the scope of existing interest rate reporting arrangements; and
– Other minor revisions to circulars, including new disclosure tables on key metrics and interest rate risks, TLAC, remuneration and value adjustments; capital buffer and capital planning in the banking sector; calculation of unweighted leverage ratio for banks; and capital requirements for credit risks at banks.
issuances and redemptions
Issuances
The following callable bail-in instruments were issued by the Group in the second quarter of 2018:
– USD 1.250 billion 4.207% senior notes due 2024;
– USD 750 million floating rate senior notes due 2024; and
– USD 145 million zero coupon accreting senior notes due 2048.

Other issuances
In July 2018, the Group issued EUR 100 million 2.455% senior notes due 2034 and USD 2.0 billion 7.5% perpetual additional tier 1 capital instruments.
Redemptions
In July 2018, the Group announced the redemption of tier 1 capital notes in the amount of CHF 290 million.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 7.8 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.8%, both as of the end of 2Q18.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 12.6 billion and the Higher Trigger Capital Ratio was 4.5%, both as of the end of 2Q18.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Issuances and redemptions in the Credit Suisse Annual Report 2017 for further information on the Higher Trigger Capital Amount.
BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q18	1Q18	4Q17	QoQ	2Q18	1Q18	4Q17	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	35,533	35,020	36,711	1	35,533	35,020	34,824	1
Tier 1 capital	51,019	49,973	51,482	2	48,104	47,214	47,262	2
Total eligible capital	55,874	54,769	56,696	2	52,162	51,229	51,389	2
Risk-weighted assets	277,125	271,015	272,815	2	277,125	271,015	271,680	2
Capital ratios (%)
CET1 ratio	12.8	12.9	13.5	–	12.8	12.9	12.8	–
Tier 1 ratio	18.4	18.4	18.9	–	17.4	17.4	17.4	–
Total capital ratio	20.2	20.2	20.8	–	18.8	18.9	18.9	–
BIS capital metrics
Our CET1 ratio was 12.8% as of the end of 2Q18 compared to 12.9% as of the end of 1Q18, reflecting higher RWA, partially offset by an increase in CET1 capital. Our tier 1 ratio was 18.4% as of the end of 2Q18, stable compared to the end of 1Q18. Our total capital ratio was 20.2% as of the end of 2Q18, stable compared to the end of 1Q18.
CET1 capital was CHF 35.5 billion as of the end of 2Q18, an increase compared to CHF 35.0 billion as of the end of 1Q18, mainly reflecting net income attributable to shareholders, a positive foreign exchange impact and a regulatory adjustment of deferred tax assets, partially offset by the settlement of share-based compensation awards and a dividend accrual.
Additional tier 1 capital was CHF 15.5 billion as of the end of 2Q18, an increase compared to CHF 15.0 billion as of the end of 1Q18, mainly reflecting a positive foreign exchange impact.
Tier 2 capital was CHF 4.9 billion as of the end of 2Q18, a slight increase compared to CHF 4.8 billion as of the end of 1Q18, mainly reflecting a positive foreign exchange impact.
Total eligible capital was CHF 55.9 billion as of the end of 2Q18, an increase compared to CHF 54.8 billion as of the end of 1Q18, primarily reflecting increases in CET1 capital and additional tier 1 capital.
As of the end of 2Q18, the look-through CET1 ratio was 12.8% compared to 12.9% as of the end of 1Q18, reflecting higher RWA, partially offset by higher CET1 capital. As of the end of 2Q18, the look-through total capital ratio was 18.8%, slightly lower compared to the end of 1Q18.

Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	2Q18		1Q18	4Q17	QoQ	2Q18	1Q18	4Q17	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,470		42,540	41,902	2	43,470	42,540	41,902	2
Regulatory adjustments [1]	(244)		(560)	(576)	(56)	(244)	(560)	(576)	(56)
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	–		–	508	–	–	–	–	–
Common share capital issued by subsidiaries and held by third parties	–		–	44	–	–	–	–	–
Goodwill [2]	(4,794)		(4,664)	(3,792)	3	(4,794)	(4,664)	(4,740)	3
Other intangible assets [2]	(56)		(57)	(48)	(2)	(56)	(57)	(60)	(2)
Deferred tax assets that rely on future profitability	(1,798)		(2,046)	(1,770)	(12)	(1,798)	(2,046)	(2,213)	(12)
Shortfall of provisions to expected losses	(447)		(463)	(402)	(3)	(447)	(463)	(503)	(3)
Gains/(losses) due to changes in own credit on fair-valued liabilities	1,331		2,228	2,152	(40)	1,331	2,228	2,690	(40)
Defined benefit pension assets [2]	(1,936)		(1,844)	(1,337)	5	(1,936)	(1,844)	(1,672)	5
Investments in own shares	(54)		(213)	(13)	(75)	(54)	(213)	(16)	(75)
Other adjustments [3]	111		99	43	12	111	99	56	12
Deferred tax assets from temporary differences (threshold-based)	(50)		0	0	–	(50)	0	(44)	–
Adjustments subject to phase-in	(7,693)	[4]	(6,960)	(4,615)	11	(7,693)	(6,960)	(6,502)	11
CET1 capital	35,533		35,020	36,711	1	35,533	35,020	34,824	1
High-trigger capital instruments (7% trigger)	7,755		7,530	7,575	3	7,755	7,530	7,575	3
Low-trigger capital instruments (5.125% trigger)	4,816		4,664	4,863	3	4,816	4,664	4,863	3
Additional tier 1 instruments	12,571		12,194	12,438	3	12,571	12,194	12,438	3
Additional tier 1 instruments subject to phase-out [5]	2,915		2,759	2,778	6	–	–	–	–
Deductions from additional tier 1 capital	–		–	(445)	–	–	–	–	–
Additional tier 1 capital	15,486		14,953	14,771	4	12,571	12,194	12,438	3
Tier 1 capital	51,019		49,973	51,482	2	48,104	47,214	47,262	2
Low-trigger capital instruments (5% trigger)	4,058		4,015	4,127	1	4,058	4,015	4,127	1
Tier 2 instruments	4,058		4,015	4,127	1	4,058	4,015	4,127	1
Tier 2 instruments subject to phase-out	797		781	1,138	2	–	–	–	–
Deductions from tier 2 capital	–		–	(51)	–	–	–	–	–
Tier 2 capital	4,855		4,796	5,214	1	4,058	4,015	4,127	1
Total eligible capital	55,874		54,769	56,696	2	52,162	51,229	51,389	2
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
5 Includes hybrid capital instruments that are subject to phase-out.

Capital movement – Group
2Q18	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	35,020		35,020
Net income attributable to shareholders	647		647
Foreign exchange impact [1]	446		446
Regulatory adjustment of deferred tax assets	257		257
Other	(837)	[2]	(837)
Balance at end of period	35,533		35,533
Additional tier 1 capital (CHF million)
Balance at beginning of period	14,953		12,194
Foreign exchange impact	460		351
Other	73		26
Balance at end of period	15,486		12,571
Tier 2 capital (CHF million)
Balance at beginning of period	4,796		4,015
Foreign exchange impact	89		70
Other	(30)		(27)
Balance at end of period	4,855		4,058
Eligible capital (CHF million)
Balance at end of period	55,874		52,162
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual and a change in other regulatory adjustments (e.g., the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk).

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market and operational risk RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Capital requirements for premises and equipment, real estate and investments in real estate entities are also included in credit risk. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk-weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
RWA increased 2% to CHF 277.1 billion as of the end of 2Q18 compared to CHF 271.0 billion as of the end of 1Q18, mainly driven by a positive foreign exchange impact, methodology and policy changes and increases resulting from movements in risk levels in credit risk and by model and parameter updates in credit risk and market risk. These increases were partially offset by decreases resulting from movements in risk levels, mainly in market risk.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by methodology and policy changes, movements in risk levels attributable to book size and model and parameter updates. The increase in methodology and policy changes was primarily due to the additional phase-in of the multipliers on income producing real estate (IPRE) and non-IPRE exposures, both within Swiss Universal Bank, and on certain investment banking corporate exposures in Global Markets, Investment Banking & Capital Markets and Asia Pacific. There was also additional phase in for the implementation of the Basel III revised rules for banking book securitizations across the divisions. The increase in risk levels attributable to book size was mainly due to increases in lending risk exposures primarily in Investment Banking & Capital Markets, International Wealth Management, Corporate Center and Asia Pacific, banking book securitizations and security exposures in Global Markets, derivative exposures primarily driven by loss of hedging benefits in Corporate Center and equity exposures in Asia Pacific. These increases were partially offset by decreases in derivative exposures in Strategic Resolution Unit, Global Markets and Investment Banking & Capital Markets, securitization exposures in International Wealth Management and lending risk exposures in Swiss Universal Bank and Global Markets. The increase from model and parameter updates was related to advanced credit valuation adjustment resulting from increased market volatility in the VaR model, primarily in Strategic Resolution Unit and Swiss Universal Bank.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels, partially offset by an increase from model and parameter updates. The movements in risk levels were primarily in Asia Pacific, Global Markets and Strategic Resolution Unit. The increase from model and parameter updates was due to VaR and risk not in VaR changes, mainly impacting Asia Pacific and Global Markets.
The decrease in operational risk was mainly driven by movements in risk levels due to increased insurance benefits attributed primarily to Global Markets and Asia Pacific.

Risk-weighted asset movement by risk type – Group
2Q18 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	57,842	24,622	21,444	32,010	17,093	9,449	13,803	176,263
Foreign exchange impact	331	377	652	732	629	303	238	3,262
Movements in risk levels	(30)	36	663	1,389	906	(2,553)	1,573	1,984
of which credit risk – book size [1]	(274)	214	766	1,487	876	(2,586)	1,497	1,980
of which credit risk – book quality [2]	244	(178)	(103)	(98)	30	33	76	4
Model and parameter updates	493	315	37	(253)	(125)	694	(4)	1,157
Methodology and policy changes [4]	1,033	180	482	249	315	73	0	2,332
Balance at end of period – phase-in	59,669	25,530	23,278	34,127	18,818	7,966	15,610	184,998
Market risk
Balance at beginning of period	842	1,121	5,362	10,839	125	2,003	1,347	21,639
Foreign exchange impact	6	8	51	151	1	26	7	250
Movements in risk levels	297	112	(2,249)	(1,314)	3	(444)	119	(3,476)
Model and parameter updates	20	191	441	284	3	110	103	1,152
Balance at end of period – phase-in	1,165	1,432	3,605	9,960	132	1,695	1,576	19,565
Operational risk
Balance at beginning of period	11,874	11,837	6,841	15,141	3,648	10,787	12,985	73,113
Movements in risk levels	(8)	(8)	(147)	(310)	(78)	0	0	(551)
Balance at end of period – phase-in	11,866	11,829	6,694	14,831	3,570	10,787	12,985	72,562
Total
Balance at beginning of period	70,558	37,580	33,647	57,990	20,866	22,239	28,135	271,015
Foreign exchange impact	337	385	703	883	630	329	245	3,512
Movements in risk levels	259	140	(1,733)	(235)	831	(2,997)	1,692	(2,043)
Model and parameter updates [3]	513	506	478	31	(122)	804	99	2,309
Methodology and policy changes [4]	1,033	180	482	249	315	73	0	2,332
Balance at end of period – phase-in	72,700	38,791	33,577	58,918	22,520	20,448	30,171	277,125
Balance at end of period – look-through	72,700	38,791	33,577	58,918	22,520	20,448	30,171	277,125
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated.
4 Represents externally prescribed regulatory changes impacting how exposures are treated.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
2Q18 (CHF million)
Credit risk	59,669	25,530	23,278	34,127	18,818	7,966	15,610	184,998
Market risk	1,165	1,432	3,605	9,960	132	1,695	1,576	19,565
Operational risk	11,866	11,829	6,694	14,831	3,570	10,787	12,985	72,562
Risk-weighted assets – phase-in	72,700	38,791	33,577	58,918	22,520	20,448	30,171	277,125
Risk-weighted assets – look-through	72,700	38,791	33,577	58,918	22,520	20,448	30,171	277,125
4Q17 (CHF million)
Credit risk	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Market risk	737	1,101	5,128	11,334	121	1,875	994	21,290
Operational risk	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Risk-weighted assets – phase-in	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Look-through adjustment	–	–	–	–	–	–	(1,135)	(1,135)
Risk-weighted assets – look-through	65,572	38,256	31,474	58,858	20,058	33,613	23,849	271,680

Leverage Metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here.
As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 920.0 billion as of the end of 2Q18, a decrease compared to CHF 932.1 billion as of the end of 1Q18, mainly reflecting lower operating activities, partially offset by the foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
end of	2Q18	1Q18	4Q17
Look-through leverage exposure (CHF million)
Swiss Universal Bank	252,173	246,997	257,054
International Wealth Management	99,109	93,921	99,267
Asia Pacific	117,721	115,709	105,585
Global Markets	266,020	282,778	283,809
Investment Banking & Capital Markets	43,441	38,731	43,842
Strategic Resolution Unit	38,692	43,168	59,934
Corporate Center	102,846	110,767	67,034
Leverage exposure	920,002	932,071	916,525
BIS leverage ratios – Group
The CET1 leverage ratio was 3.9% as of the end of 2Q18 compared to 3.8% as of the end of 1Q18, and the tier 1 leverage ratio was 5.5% as of the end of 2Q18 compared to 5.4% as of the end of 1Q18, reflecting lower leverage exposure and increases in CET1 capital and tier 1 capital.
On a look-through basis, the tier 1 leverage ratio was 5.2% as of the end of 2Q18 compared to 5.1% as of the end of 1Q18, reflecting an increase in look-through tier 1 capital and lower leverage exposure, with a CET1 component of 3.9%.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	2Q18	1Q18	4Q17	QoQ	2Q18	1Q18	4Q17	QoQ
Leverage exposure (CHF million)
Balance sheet assets	798,158	809,052	796,289	(1)	798,158	809,052	796,289	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(13,519)	(14,060)	(11,873)	(4)	(13,519)	(14,060)	(14,401)	(4)
Derivative financial instruments	86,296	89,949	85,210	(4)	86,296	89,949	85,210	(4)
Securities financing transactions	(34,790)	(30,269)	(27,138)	15	(34,790)	(30,269)	(27,138)	15
Off-balance sheet exposures	83,857	77,399	76,565	8	83,857	77,399	76,565	8
Total adjustments	121,844	123,019	122,764	(1)	121,844	123,019	120,236	(1)
Leverage exposure	920,002	932,071	919,053	(1)	920,002	932,071	916,525	(1)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q18	1Q18	4Q17	QoQ	2Q18	1Q18	4Q17	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	35,533	35,020	36,711	1	35,533	35,020	34,824	1
Tier 1 capital	51,019	49,973	51,482	2	48,104	47,214	47,262	2
Leverage exposure	920,002	932,071	919,053	(1)	920,002	932,071	916,525	(1)
Leverage ratios (%)
CET1 leverage ratio	3.9	3.8	4.0	–	3.9	3.8	3.8	–
Tier 1 leverage ratio	5.5	5.4	5.6	–	5.2	5.1	5.2	–

Swiss capital and leverage metrics
Swiss capital metrics
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 2Q18, our Swiss CET1 ratio was 12.8%, our going concern capital ratio was 18.7%, our gone concern capital ratio was 14.1% and our TLAC ratio was 32.8%.
On a look-through basis, as of the end of 2Q18, our Swiss CET1 capital was CHF 35.4 billion and our Swiss CET1 ratio was 12.8%. Our going concern capital was CHF 48.0 billion and our going concern capital ratio was 17.3%. Our gone concern capital was CHF 38.7 billion and our gone concern capital ratio was 13.9%. Our total loss-absorbing capacity was CHF 86.7 billion and our TLAC ratio was 31.2%.
Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q18	1Q18	4Q17	QoQ	2Q18	1Q18	4Q17	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,419	34,907	36,567	1	35,419	34,907	34,665	1
Going concern capital	52,049	51,116	53,131	2	47,991	47,101	47,102	2
Gone concern capital	39,098	36,218	35,712	8	38,711	35,974	35,226	8
Total loss-absorbing capacity (TLAC)	91,147	87,334	88,843	4	86,702	83,075	82,328	4
Swiss risk-weighted assets	277,658	271,584	273,436	2	277,658	271,584	272,265	2
Swiss capital ratios (%)
Swiss CET1 ratio	12.8	12.9	13.4	–	12.8	12.9	12.7	–
Going concern capital ratio	18.7	18.8	19.4	–	17.3	17.3	17.3	–
Gone concern capital ratio	14.1	13.3	13.1	–	13.9	13.2	12.9	–
TLAC ratio	32.8	32.2	32.5	–	31.2	30.6	30.2	–

Swiss capital and risk-weighted assets – Group
	Phase-in				Look-through
				% change				% change
end of	2Q18	1Q18	4Q17	QoQ	2Q18	1Q18	4Q17	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	35,533	35,020	36,711	1	35,533	35,020	34,824	1
Swiss regulatory adjustments [1]	(114)	(113)	(144)	1	(114)	(113)	(159)	1
Swiss CET1 capital	35,419	34,907	36,567	1	35,419	34,907	34,665	1
Additional tier 1 high-trigger capital instruments	7,756	7,530	7,574	3	7,756	7,530	7,574	3
Grandfathered capital instruments	8,874	8,679	8,990	2	4,816	4,664	4,863	3
of which additional tier 1 low-trigger capital instruments	4,816	4,664	4,863	3	4,816	4,664	4,863	3
of which tier 2 low-trigger capital instruments	4,058	4,015	4,127	1	–	–	–	–
Swiss additional tier 1 capital	16,630	16,209	16,564	3	12,572	12,194	12,437	3
Going concern capital	52,049	51,116	53,131	2	47,991	47,101	47,102	2
Bail-in debt instruments	34,653	31,959	31,099	8	34,653	31,959	31,099	8
Additional tier 1 instruments subject to phase-out	2,915	2,759	2,778	6	–	–	–	–
Tier 2 instruments subject to phase-out	797	782	1,138	2	–	–	–	–
Tier 2 amortization component	733	718	1,193	2	–	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	–	4,058	4,015	4,127	1
Deductions	–	–	(496)	–	–	–	–	–
Gone concern capital	39,098	36,218	35,712	8	38,711	35,974	35,226	8
Total loss-absorbing capacity	91,147	87,334	88,843	4	86,702	83,075	82,328	4
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	277,125	271,015	272,815	2	277,125	271,015	271,680	2
Swiss regulatory adjustments [2]	533	569	621	(6)	533	569	585	(6)
Swiss risk-weighted assets	277,658	271,584	273,436	2	277,658	271,584	272,265	2
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q18	1Q18	4Q17	QoQ	2Q18	1Q18	4Q17	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,419	34,907	36,567	1	35,419	34,907	34,665	1
Going concern capital	52,049	51,116	53,131	2	47,991	47,101	47,102	2
Gone concern capital	39,098	36,218	35,712	8	38,711	35,974	35,226	8
Total loss-absorbing capacity	91,147	87,334	88,843	4	86,702	83,075	82,328	4
Leverage exposure	920,002	932,071	919,053	(1)	920,002	932,071	916,525	(1)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.8	3.7	4.0	–	3.8	3.7	3.8	–
Going concern leverage ratio	5.7	5.5	5.8	–	5.2	5.1	5.1	–
Gone concern leverage ratio	4.2	3.9	3.9	–	4.2	3.9	3.8	–
TLAC leverage ratio	9.9	9.4	9.7	–	9.4	8.9	9.0	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
As of the end of 2Q18, our Swiss CET1 leverage ratio was 3.8%, our going concern leverage ratio was 5.7%, our gone concern leverage ratio was 4.2% and our TLAC leverage ratio was 9.9%.
On a look-through basis, as of the end of 2Q18, our Swiss CET1 leverage ratio was 3.8%, our going concern leverage ratio was 5.2%, our gone concern leverage ratio was 4.2% and our TLAC leverage ratio was 9.4%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	2Q18	1Q18	4Q17	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	38,354	37,696	38,433	2
Tier 1 capital	52,960	51,813	52,378	2
Total eligible capital	57,815	56,609	57,592	2
Risk-weighted assets	279,008	272,040	272,720	3
Capital ratios (%)
CET1 ratio	13.7	13.9	14.1	–
Tier 1 ratio	19.0	19.0	19.2	–
Total capital ratio	20.7	20.8	21.1	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	2Q18		1Q18	4Q17	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,339		43,307	42,670	2
Regulatory adjustments [1]	(23)		(56)	(46)	(59)
Adjustments subject to phase-in	(5,962)	[2]	(5,555)	(4,191)	7
CET1 capital	38,354		37,696	38,433	2
Additional tier 1 instruments	11,691	[3]	11,358	11,579	3
Additional tier 1 instruments subject to phase-out [4]	2,915		2,759	2,778	6
Deductions from additional tier 1 capital	–		–	(412)	–
Additional tier 1 capital	14,606		14,117	13,945	3
Tier 1 capital	52,960		51,813	52,378	2
Tier 2 instruments	4,058	[5]	4,015	4,127	1
Tier 2 instruments subject to phase-out	797		781	1,138	2
Deductions from tier 2 capital	–		–	(51)	–
Tier 2 capital	4,855		4,796	5,214	1
Total eligible capital	57,815		56,609	57,592	2
Risk-weighted assets by risk type (CHF million)
Credit risk	186,881		177,288	176,417	5
Market risk	19,565		21,640	21,290	(10)
Operational risk	72,562		73,112	75,013	(1)
Risk-weighted assets	279,008		272,040	272,720	3
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	2Q18	1Q18	4Q17	QoQ
Leverage exposure (CHF million)
Balance sheet assets	800,628	811,229	798,372	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,710)	(12,527)	(11,569)	(7)
Derivative financial instruments	86,373	90,285	85,559	(4)
Securities financing transactions	(34,790)	(30,269)	(27,138)	15
Off-balance sheet exposures	83,864	77,406	76,569	8
Total adjustments	123,737	124,895	123,421	(1)
Leverage exposure	924,365	936,124	921,793	(1)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	2Q18	1Q18	4Q17	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	38,354	37,696	38,433	2
Tier 1 capital	52,960	51,813	52,378	2
Leverage exposure	924,365	936,124	921,793	(1)
Leverage ratios (%)
CET1 leverage ratio	4.1	4.0	4.2	–
Tier 1 leverage ratio	5.7	5.5	5.7	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital and leverage metrics” for further information.
Swiss capital metrics – Bank
	Phase-in
				% change
end of	2Q18	1Q18	4Q17	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,251	37,583	38,288	2
Going concern capital	54,000	52,956	53,995	2
Gone concern capital	39,126	36,220	35,771	8
Total loss-absorbing capacity	93,126	89,176	89,766	4
Swiss risk-weighted assets	279,557	272,599	273,332	3
Swiss capital ratios (%)
Swiss CET1 ratio	13.7	13.8	14.0	–
Going concern capital ratio	19.3	19.4	19.8	–
Gone concern capital ratio	14.0	13.3	13.1	–
TLAC ratio	33.3	32.7	32.8	–

Swiss capital and risk-weighted assets – Bank
	Phase-in
				% change
end of	2Q18	1Q18	4Q17	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	38,354	37,696	38,433	2
Swiss regulatory adjustments [1]	(103)	(113)	(145)	(9)
Swiss CET1 capital	38,251	37,583	38,288	2
Additional tier 1 high-trigger capital instruments	7,777	7,568	7,631	3
Grandfathered capital instruments	7,972	7,805	8,076	2
of which additional tier 1 low-trigger capital instruments	3,914	3,790	3,949	3
of which tier 2 low-trigger capital instruments	4,058	4,015	4,127	1
Swiss additional tier 1 capital	15,749	15,373	15,707	2
Going concern capital	54,000	52,956	53,995	2
Bail-in debt instruments	34,681	31,962	31,125	9
Additional tier 1 instruments subject to phase-out	2,915	2,759	2,778	6
Tier 2 instruments subject to phase-out	797	781	1,138	2
Tier 2 amortization component	733	718	1,193	2
Deductions	–	–	(463)	–
Gone concern capital	39,126	36,220	35,771	8
Total loss-absorbing capacity	93,126	89,176	89,766	4
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	279,008	272,040	272,720	3
Swiss regulatory adjustments [2]	549	559	612	(2)
Swiss risk-weighted assets	279,557	272,599	273,332	3
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
				% change
end of	2Q18	1Q18	4Q17	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,251	37,583	38,288	2
Going concern capital	54,000	52,956	53,995	2
Gone concern capital	39,126	36,220	35,771	8
Total loss-absorbing capacity	93,126	89,176	89,766	4
Leverage exposure	924,365	936,124	921,793	(1)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.1	4.0	4.2	–
Going concern leverage ratio	5.8	5.7	5.9	–
Gone concern leverage ratio	4.2	3.9	3.9	–
TLAC leverage ratio	10.1	9.5	9.7	–

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity increased to CHF 43.5 billion as of the end of 2Q18 from CHF 42.5 billion as of the end of 1Q18. Total shareholders’ equity was positively impacted by gains on fair value elected liabilities relating to credit risk, net income attributable to shareholders and foreign exchange-related movements on cumulative translation adjustments, partially offset by transactions relating to the settlement of share-based compensation awards and dividends paid.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	2Q18	1Q18	4Q17	% change QoQ
Shareholders' equity (CHF million)
Common shares	102	102	102	0
Additional paid-in capital	34,678	35,933	35,668	(3)
Retained earnings	26,290	25,643	24,973	3
Treasury shares, at cost	(96)	(287)	(103)	(67)
Accumulated other comprehensive loss	(17,504)	(18,851)	(18,738)	(7)
Total shareholders' equity	43,470	42,540	41,902	2
Goodwill	(4,797)	(4,667)	(4,742)	3
Other intangible assets	(212)	(212)	(223)	0
Tangible shareholders' equity [1]	38,461	37,661	36,937	2
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	2,556.0	0
Treasury shares	(6.0)	(16.4)	(5.7)	(63)
Shares outstanding	2,550.0	2,539.6	2,550.3	0
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	17.05	16.75	16.43	2
Goodwill per share	(1.88)	(1.84)	(1.86)	2
Other intangible assets per share	(0.09)	(0.08)	(0.09)	13
Tangible book value per share [1]	15.08	14.83	14.48	2
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 2Q18, our available economic capital was stable at CHF 50.5 billion, economic risk capital increased 2% to CHF 31.4 billion and average risk management VaR was stable at USD 32 million. Gross impaired loans of CHF 2.1 billion increased CHF 136 million on a gross loan portfolio of CHF 288.7 billion.
Overview and risk-related developments
Prudent risk taking in line with our strategic priorities is fundamental to our business. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business growth and activities. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2017 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
Emerging markets vulnerabilities
Recent US interest rate increases and the appreciation of the US dollar triggered significant capital outflows from emerging markets. Those global factors, combined with some specific local vulnerabilities, led to economic and political crises in a number of emerging market countries. In response to the events, we implemented a set of measures that included a review of the impacted portfolios and limit reductions.
Trade tensions
The escalation of the tensions between the US and China continued with both countries implementing tariffs. Equity markets in China struggled and the renminbi depreciated. Trade war concerns also widened to include a number of other economies including the eurozone. Some signs also emerged in the US and elsewhere that trade war concerns were beginning to negatively impact business investment decisions. Concerns on potential negative impacts of an escalation in trade war are assessed in various stress tests run at the Group, divisional or legal entity level on a regular basis.
Italian government coalition
The agreement to form an anti-establishment coalition in Italy influenced financial markets as it put certain structural reforms and debt reduction efforts at risk. High government debt remains a key risk as it could lead to another debt crisis in Italy. We are continuing to monitor developments and assess the potential negative implications using our internal stress scenario suite.
Sanctions involving Russia
The US Department of the Treasury’s Office of Foreign Assets Control (OFAC) imposed sanctions in April and June 2018 against Russian individuals and companies. We continued identifying impacted client relationships and transactions to ensure compliance; additionally, our sanctions compliance group is closely monitoring the developments in collaboration with the businesses and the risk management function. Unless there are specific restrictions in place, we continue serving Russian clients by applying enhanced due diligence procedures.
Annual comprehensive capital analysis and review
On June 28, 2018, the Fed released results of its annual comprehensive capital analysis and review (CCAR) stress tests, for the first time publicly releasing results for our US intermediate holding company (IHC). Our US IHC was projected to maintain capital ratios above minimum regulatory requirements in the adverse and severely adverse CCAR stress scenarios, and the Fed did not object to its proposed capital plan.
Risk appetite framework and the Strategic Resolution Unit
As disclosed in 2Q17, we amended and enhanced our risk appetite framework to provide additional governance and controls within our relevant transaction approval processes to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those documented in our thematic and exclusion risk appetite framework that will be prohibited or for which we have limited risk appetite.
After a business reassessment in connection with our planning relating to the withdrawal of the UK from the EU, the Audit Committee approved the transfer of assets and liabilities relating to Credit Suisse (Deutschland) Aktiengesellschaft from the Strategic Resolution Unit to the Investment Banking & Capital Markets division during 2Q18.
> Refer to “Risk appetite framework developments relating to the Strategic Resolution Unit” in II – Treasury, risk, balance sheet and off-balance sheet – Risk management – Overview and risk-related developments in the Credit Suisse Financial Report 1Q18 and to “Update to the risk appetite framework” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk appetite framework in the Credit Suisse Annual Report 2017 for further information.

Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review and update our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of material methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital review” in II – Treasury, risk, balance sheet and off-balance sheet – Risk management in the Credit Suisse Financial Report 1Q18 and to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on economic risk capital.
In 2Q18, there were no material changes to our economic risk capital methodology.
Economic risk capital
	in / end of			% change
	2Q18	1Q18	4Q17	QoQ	Ytd
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	35,533	35,020	34,824	1	2
Economic adjustments [1]	14,989	15,491	15,460	(3)	(3)
Available economic capital	50,522	50,511	50,284	0	0
Position risk (CHF million)
Credit risk	2,436	2,648	2,735	(8)	(11)
Non-traded credit spread risk	3,006	2,631	2,631	14	14
Securitized products	2,365	2,174	2,225	9	6
Traded risk	1,495	1,543	1,528	(3)	(2)
Emerging markets country event risk	543	256	450	112	21
Equity investments	377	349	358	8	5
Diversification benefit [2]	(1,463)	(1,386)	(1,392)	6	5
Position risk (99% confidence level for risk management purposes)	8,759	8,215	8,535	7	3
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	21,249	20,845	21,582	2	(2)
Operational risk	7,565	7,635	7,635	(1)	(1)
Other risks [3]	2,559	2,162	2,397	18	7
Economic risk capital	31,373	30,642	31,614	2	(1)
Economic risk capital coverage ratio (%) [4]
Economic risk capital coverage ratio	161	165	159	–	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pension assets and obligations. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
3
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits and the impact from deferred share-based compensation awards.

4 Ratio of available economic capital to economic risk capital.

Available economic capital trends
As of the end of 2Q18, our available economic capital for the Group was stable at CHF 50.5 billion compared to the end of 1Q18. BIS look-through CET1 capital increased CHF 0.5 billion, mainly reflecting net income attributable to shareholders and a positive foreign exchange impact, partially offset by the net effect of share-based compensation. Economic adjustments decreased CHF 0.5 billion, mainly driven by the release of the dividend accrual with the payment of the 2017 dividend.
Economic risk capital by division
	End of period					Average
	2Q18	1Q18	4Q17	% change QoQ	% change Ytd	2Q18	1Q18	4Q17	% change QoQ	% change Ytd
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,462	5,327	5,320	3	3	5,394	5,323	5,111	1	6
International Wealth Management	3,049	3,041	3,050	0	0	3,045	3,046	2,922	0	4
Asia Pacific	3,745	3,845	3,966	(3)	(6)	3,795	3,905	3,656	(3)	4
Global Markets	9,729	9,042	9,484	8	3	9,385	9,263	9,202	1	2
Investment Banking & Capital Markets	3,536	3,119	3,133	13	13	3,328	3,126	3,016	6	10
Strategic Resolution Unit	4,953	5,488	5,854	(10)	(15)	5,221	5,671	6,251	(8)	(16)
Corporate Center [1]	899	780	807	15	11	839	794	841	6	0
Economic risk capital - Group	31,373	30,642	31,614	2	(1)	31,007	31,128	30,999	0	0
1 Includes primarily expense risk, operational risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
Economic risk capital trends
Compared to the end of 1Q18, our economic risk capital increased 2% to CHF 31.4 billion, mainly due to a 2% increase in position risk and an 18% increase in other risks. The increase in position risk was mainly driven by higher non-traded credit spread risk in Investment Banking & Capital Markets due to a reduced benefit from hedges, higher emerging markets country event risk in Global Markets, primarily due to higher foreign exchange derivatives exposures in Brazil, and higher securitized products risk in the US in Global Markets. These increases were partially offset by a reduction in credit risk, mainly driven by reduced counterparty exposures in Europe in the Strategic Resolution Unit, reduced lending and trading book exposures in Latin America in Global Markets and a regulatory capital-driven methodology enhancement for Korean treasury bond-linked instruments in Asia Pacific. The increase in other risks was mainly due to increased expense risk driven by a reduction in net interest income in our trading businesses, mainly in Global Markets and Asia Pacific. Operational risk was stable. Excluding the US dollar translation impact, economic risk capital decreased 1%.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Our principal market risk measurement for the trading book is VaR. In addition, our market risk exposures are reflected in scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis.
For the purpose of this disclosure, market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (as well as through a partnership with International Wealth Management and Swiss Universal Bank under Global Markets’ risk oversight), Asia Pacific and the Strategic Resolution Unit. We are active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q18, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent model validation function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at credit-suisse.com/regulatorydisclosures.
The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
2Q18
Average	20	21	5	2	12	(29)		31
Minimum	16	19	3	1	9	–	[1]	27
Maximum	26	22	14	2	16	–	[1]	36
End of period	22	19	5	2	13	(28)		33
1Q18
Average	16	20	5	2	11	(25)		29
Minimum	13	17	4	1	8	–	[1]	26
Maximum	21	23	9	2	15	–	[1]	34
End of period	19	20	4	1	14	(29)		29
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	16	21	7	3	12	–	[1]	29
End of period	15	19	5	1	10	(22)		28
Risk management VaR (USD million)
2Q18
Average	20	21	5	2	12	(28)		32
Minimum	16	19	4	1	9	–	[1]	28
Maximum	26	23	14	2	16	–	[1]	36
End of period	22	19	5	2	14	(29)		33
1Q18
Average	17	21	5	2	11	(25)		31
Minimum	14	17	4	1	9	–	[1]	27
Maximum	23	24	10	3	15	–	[1]	36
End of period	20	21	4	1	15	(31)		30
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	17	21	7	3	12	–	[1]	30
End of period	15	19	5	1	10	(21)		29
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
2Q18	0	2	15	24	4	(14)		31
1Q18	0	2	16	21	4	(14)		29
4Q17	0	2	13	19	5	(13)		26
Average risk management VaR (USD million)
2Q18	0	2	16	25	4	(15)		32
1Q18	0	2	17	22	4	(14)		31
4Q17	0	2	13	19	5	(13)		26
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 33 million as of the end of 2Q18 increased 10% compared to the end of 1Q18, mainly driven by a reduced benefit from hedges in the securitized products business in Global Markets. Average risk management VaR of USD 32 million in 2Q18 was stable compared to 1Q18.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q18 with those for 1Q18 and 4Q17. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had one trading loss day in 2Q18, no trading loss days in 1Q18 and two trading loss days in 4Q17.

VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes and to assess if our regulatory capital is sufficient to absorb actual losses. Our VaR backtesting process is used to assess the accuracy and performance of our regulatory VaR model and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the daily trading revenues. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using hypothetical trading revenues as defined under the Basel framework, a subset of the actual daily trading revenues. In the rolling 12-month period through the end of 2Q18, we had no backtesting exceptions in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 2Q18, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on VaR backtesting.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the treasury function have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. As of the end of 2Q18, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 1.8 million, compared to negative CHF 1.1 million as of the end of 1Q18.
Credit risk review
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. The majority of our credit risk arises from our activities in retail and private banking as well as with corporate and institutional clients in the five divisions Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets and Investment Banking & Capital Markets, and the residual activities in the Strategic Resolution Unit.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” and “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
Loans
Compared to the end of 1Q18, gross loans increased CHF 3.9 billion to CHF 288.7 billion as of the end of 2Q18, mainly driven by the US dollar translation impact, higher commercial and industrial loans, higher residential mortgages and increased loans to financial institutions. These increases were partially offset mainly by lower loans to the real estate sector. The net increase of CHF 3.3 billion in commercial and industrial loans mainly reflected increases in Global Markets, Swiss Universal Bank, International Wealth Management and Investment Banking & Capital Markets, partially offset by a decrease in Asia Pacific. The net increase of CHF 0.6 billion in residential mortgages was mainly driven by increases in Swiss Universal Bank and Asia Pacific. Loans to financial institutions increased CHF 0.5 billion, primarily reflecting increases in Asia Pacific and Global Markets, partially offset by decreases in Swiss Universal Bank and International Wealth Management. Loans to the real estate sector decreased CHF 0.5 billion, primarily in Swiss Universal Bank and Global Markets.
On a divisional level, increases in gross loans of CHF 1.9 billion in Global Markets, CHF 0.9 billion in Investment Banking & Capital Markets, CHF 0.8 billion in International Wealth Management and CHF 0.8 billion in Swiss Universal Bank were partially offset by decreases in gross loans of CHF 0.4 billion in Asia Pacific and CHF 0.3 billion in the Strategic Resolution Unit.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q18 (CHF million)
Mortgages	101,383		4,051		1,558		0	0	93	107,085
Loans collateralized by securities	7,333		19,388		15,332		0	1,885	87	44,025
Consumer finance	3,395		645		27		17	0	84	4,168
Consumer	112,111		24,084		16,917		17	1,885	264	155,278
Real estate	22,398		2,054		801		213	295	19	25,780
Commercial and industrial loans	30,144		24,516		21,702		5,602	3,694	949	86,762
Financial institutions	2,423		1,602		4,175		7,439	411	700	16,945
Governments and public institutions	681		250		1,010		1,700	0	274	3,915
Corporate & institutional	55,646	[2]	28,422	[3]	27,688	[4]	14,954	4,400	1,942	133,402
Gross loans	167,757		52,506		44,605		14,971	6,285	2,206	288,680
of which held at fair value	38		129		4,699		8,091	1,838	916	15,711
Net (unearned income) / deferred expenses	71		(131)		(23)		(18)	(13)	(1)	(115)
Allowance for loan losses [5]	(486)		(115)		(95)		(59)	(66)	(84)	(905)
Net loans	167,342		52,260		44,487		14,894	6,206	2,121	287,660
1Q18 (CHF million)
Mortgages	100,873		4,165		1,325		0	0	103	106,466
Loans collateralized by securities	7,467		19,098		15,748		0	1,685	88	44,086
Consumer finance	3,299		700		117		17	0	61	4,194
Consumer	111,639		23,963		17,190		17	1,685	252	154,746
Real estate	22,702		1,967		851		393	394	20	26,327
Commercial and industrial loans	29,198		23,690		22,500		3,966	2,956	1,028	83,464
Financial institutions	2,704		1,822		3,513		7,204	334	760	16,465
Governments and public institutions	698		241		986		1,456	0	446	3,827
Corporate & institutional	55,302		27,720		27,850		13,019	3,684	2,254	130,083
Gross loans	166,941		51,683		45,040		13,036	5,369	2,506	284,829
of which held at fair value	36		137		4,581		7,584	1,203	1,176	14,717
Net (unearned income) / deferred expenses	64		(123)		(19)		(24)	(14)	(1)	(117)
Allowance for loan losses [5]	(468)		(106)		(81)		(49)	(56)	(98)	(858)
Net loans	166,537		51,454		44,940		12,963	5,299	2,407	283,854
4Q17 (CHF million)
Mortgages	100,498		4,106		1,309		0	0	126	106,039
Loans collateralized by securities	6,934		18,848		14,731		0	1,409	94	42,016
Consumer finance	3,174		941		25		17	0	85	4,242
Consumer	110,606		23,895		16,065		17	1,409	305	152,297
Real estate	23,158		1,968		720		302	403	48	26,599
Commercial and industrial loans	28,230		22,669		22,499		3,576	2,834	1,731	81,670
Financial institutions	2,749		1,917		2,912		6,432	422	1,059	15,697
Governments and public institutions	707		246		977		1,355	0	589	3,874
Corporate & institutional	54,844	[2]	26,800	[3]	27,108	[4]	11,665	3,659	3,427	127,840
Gross loans	165,450		50,695		43,173		11,682	5,068	3,732	280,137
of which held at fair value	33		150		4,837		6,743	1,483	2,061	15,307
Net (unearned income) / deferred expenses	56		(113)		(19)		(17)	(12)	(1)	(106)
Allowance for loan losses [5]	(465)		(108)		(74)		(44)	(55)	(136)	(882)
Net loans	165,041		50,474		43,080		11,621	5,001	3,595	279,149
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 11,591 million and CHF 31,842 million, respectively, as of the end of 2Q18, CHF 11,173 million and CHF 32,338 million, respectively, as of the end of 1Q18, and CHF 11,201 million and CHF 32,704 million, respectively, as of the end of 4Q17.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 22,827 million and CHF 2,077 million, respectively, as of the end of 2Q18, CHF 22,261 million and CHF 1,955 million, respectively, as of the end of 1Q18, and CHF 20,485 million and CHF 1,809 million, respectively, as of the end of 4Q17.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 18,956 million and CHF 329 million, respectively, as of the end of 2Q18, CHF 19,617 million and CHF 349 million, respectively, as of the end of 1Q18, and CHF 19,566 million and CHF 138 million, respectively, as of the end of 4Q17.

5 Allowance for loan losses is only based on loans that are not carried at fair value.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q18 (CHF million)
Non-performing loans	373	479		129	78	37	61	1,157
Non-interest-earning loans	249	41		6	0	0	13	309
Non-performing and non-interest-earning loans	622	520		135	78	37	74	1,466
Restructured loans	63	48		0	7	11	78	207
Potential problem loans	113	41		4	9	0	262	429
Other impaired loans	176	89		4	16	11	340	636
Gross impaired loans [2]	798	609	[3]	139	94	48	414	2,102
of which loans with a specific allowance	712	350		122	48	48	393	1,673
of which loans without a specific allowance	86	259		17	46	0	21	429
1Q18 (CHF million)
Non-performing loans	412	404		126	32	37	64	1,075
Non-interest-earning loans	214	13		0	0	0	40	267
Non-performing and non-interest-earning loans	626	417		126	32	37	104	1,342
Restructured loans	50	77		0	5	8	76	216
Potential problem loans	110	37		2	9	0	250	408
Other impaired loans	160	114		2	14	8	326	624
Gross impaired loans [2]	786	531	[3]	128	46	45	430	1,966
of which loans with a specific allowance	721	244		98	46	45	425	1,579
of which loans without a specific allowance	65	287		30	0	0	5	387
4Q17 (CHF million)
Non-performing loans	413	327		92	32	36	148	1,048
Non-interest-earning loans	161	16		0	0	0	46	223
Non-performing and non-interest-earning loans	574	343		92	32	36	194	1,271
Restructured loans	66	95		0	0	0	129	290
Potential problem loans	129	103		29	9	0	279	549
Other impaired loans	195	198		29	9	0	408	839
Gross impaired loans [2]	769	541	[3]	121	41	36	602	2,110
of which loans with a specific allowance	694	245		91	41	36	569	1,676
of which loans without a specific allowance	75	296		30	0	0	33	434
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans that are not carried at fair value.
3
Includes gross impaired loans of CHF 102 million, CHF 110 million and CHF 111 million as of the end of 2Q18, 1Q18 and 4Q17, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 1Q18, gross impaired loans increased CHF 136 million to CHF 2.1 billion as of the end of 2Q18, mainly reflecting higher non-performing loans in International Wealth Management and Global Markets and higher non-interest-earning loans in Swiss Universal Bank and International Wealth Management.
In International Wealth Management, gross impaired loans increased CHF 78 million, primarily as a result of US sanctions involving Russia impacting aviation finance and European mortgages, for which an allowance for loan losses is currently not required, and a default in ship finance. These increases were partially offset by reductions in impaired loans, mainly driven by an upgrade of a non-performing mortgage in Europe. Gross impaired loans in Global Markets increased CHF 48 million, mainly due to a default of a secured loan to an Italian holding company; this default was subsequently cured in July. In Swiss Universal Bank, gross impaired loans increased CHF 12 million, mainly driven by a newly impaired position in the premium clients business area and a newly impaired position in the small and medium-sized enterprises and corporate leasing business areas. In Asia Pacific, gross impaired loans increased CHF 11 million, mainly due to two newly impaired loans in aviation finance. Gross impaired loans for Investment Banking & Capital Markets increased CHF 3 million, mainly due to an increase in the funded exposure of a restructured facility. In the Strategic Resolution Unit, gross impaired loans decreased CHF 16 million, mainly driven by reductions in ship finance and Swiss mortgages, including the write-off of a ship finance exposure, partially offset by the US dollar translation impact.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q18 (CHF million)
Allowance for loan losses at beginning of period [2]	468	106	81	49	56	98	858
of which individually evaluated for impairment	341	73	59	29	30	96	628
of which collectively evaluated for impairment	127	33	22	20	26	2	230
Net movements recognized in statements of operations	30	4	9	10	9	(2)	60
Gross write-offs	(25)	0	0	0	0	(17)	(42)
Recoveries	7	2	0	0	0	1	10
Net write-offs	(18)	2	0	0	0	(16)	(32)
Provisions for interest	0	2	1	1	1	2	7
Foreign currency translation impact and other adjustments, net	6	1	4	(1)	0	2	12
Allowance for loan losses at end of period [2]	486	115	95	59	66	84	905
of which individually evaluated for impairment	355	76	67	32	33	83	646
of which collectively evaluated for impairment	131	39	28	27	33	1	259
6M18 (CHF million)
Allowance for loan losses at beginning of period [2]	465	108	74	44	55	136	882
of which individually evaluated for impairment	340	75	56	24	27	132	654
of which collectively evaluated for impairment	125	33	18	20	28	4	228
Transfers and reclassifications	0	0	0	1	2	(3)	0
Net movements recognized in statements of operations	64	4	18	9	3	(2)	96
Gross write-offs	(61)	(2)	(2)	0	0	(55)	(120)
Recoveries	12	2	0	4	5	3	26
Net write-offs	(49)	0	(2)	4	5	(52)	(94)
Provisions for interest	3	3	3	1	1	4	15
Foreign currency translation impact and other adjustments, net	3	0	2	0	0	1	6
Allowance for loan losses at end of period [2]	486	115	95	59	66	84	905
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses is only based on loans that are not carried at fair value.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q18 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.0	0.3	1.1	0.8	5.7	0.5
Gross impaired loans / Gross loans	0.5	1.2	0.3	1.4	1.1	32.1	0.8
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	1.5	6.5	0.3
Specific allowance for loan losses / Gross impaired loans	44.5	12.5	48.2	34.0	68.8	20.0	30.7
1Q18 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	0.8	0.3	0.6	0.9	7.8	0.5
Gross impaired loans / Gross loans	0.5	1.0	0.3	0.8	1.1	32.3	0.7
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	1.3	7.4	0.3
Specific allowance for loan losses / Gross impaired loans	43.4	13.7	46.1	63.0	66.7	22.3	31.9
4Q17 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.7	0.2	0.6	1.0	11.6	0.5
Gross impaired loans / Gross loans	0.5	1.1	0.3	0.8	1.0	36.0	0.8
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	1.5	8.1	0.3
Specific allowance for loan losses / Gross impaired loans	44.2	13.9	46.3	58.5	75.0	21.9	31.0
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1 Includes the Corporate Center, in addition to the divisions disclosed.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2017 for further information on selected European credit risk exposures.

Balance sheet and off-balance sheet
Total assets were CHF 798.2 billion, total liabilities were CHF 754.5 billion and total equity was CHF 43.6 billion. Total assets decreased 1% and total liabilities decreased 2% for the quarter, reflecting lower operating activities, partially offset by the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 798.2 billion as of the end of 2Q18, a decrease of CHF 10.9 billion, or 1%, from the end of 1Q18, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 28.7 billion.
Compared to the end of 1Q18, brokerage receivables decreased CHF 7.6 billion, or 14%, primarily reflecting open trades with customers. Cash and due from banks decreased CHF 5.7 billion, or 5%, mainly driven by lower cash positions at the Fed and the SNB. Trading assets decreased CHF 4.6 billion, or 3%, primarily due to lower equity securities, partially offset by the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 3.6 billion, or 3%, mainly due to a decrease in reverse repurchase transactions from customers and banks, partially offset by the foreign exchange translation impact. Net loans were stable. All other assets increased CHF 6.7 billion, or 7%, mainly reflecting increases of CHF 4.3 billion, or 10%, in securities received as collateral and CHF 1.5 billion, or 5%, in other assets, mainly related to cash collateral on derivative instruments.
Balance sheet summary
	end of			% change
	2Q18	1Q18	4Q17	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	112,513	118,164	109,815	(5)	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,617	121,170	115,346	(3)	2
Trading assets	135,586	140,201	156,334	(3)	(13)
Net loans	287,660	283,854	279,149	1	3
Brokerage receivables	45,132	52,739	46,968	(14)	(4)
All other assets	99,650	92,924	88,677	7	12
Total assets	798,158	809,052	796,289	(1)	0
Liabilities and equity (CHF million)
Due to banks	17,459	18,858	15,413	(7)	13
Customer deposits	367,408	368,382	361,162	0	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,886	27,579	26,496	(28)	(25)
Trading liabilities	42,776	44,755	39,119	(4)	9
Long-term debt	165,961	166,166	173,032	0	(4)
Brokerage payables	34,450	37,838	43,303	(9)	(20)
All other liabilities	106,609	102,777	95,575	4	12
Total liabilities	754,549	766,355	754,100	(2)	0
Total shareholders' equity	43,470	42,540	41,902	2	4
Noncontrolling interests	139	157	287	(11)	(52)
Total equity	43,609	42,697	42,189	2	3

Total liabilities and equity	798,158	809,052	796,289	(1)	0

Total liabilities were CHF 754.5 billion as of the end of 2Q18, a decrease of CHF 11.8 billion, or 2%, from the end of 1Q18, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 29.6 billion.
Compared to the end of 1Q18, central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 7.7 billion, or 28%, primarily due to lower repurchase transactions with customers. Brokerage payables decreased CHF 3.4 billion, or 9%, mainly due to open trades with customers, partially offset by the foreign exchange translation impact. Trading liabilities decreased CHF 2.0 billion, or 4%, primarily reflecting a decrease in short positions, partially offset by the foreign exchange translation impact. Due to banks decreased CHF 1.4 billion, or 7%, mainly driven by a decrease in demand deposits with banks. Customer deposits and long-term debt were stable. All other liabilities increased CHF 3.8 billion, or 4%, primarily reflecting an increase of CHF 4.3 billion, or 10%, in obligation to return securities received as collateral, partially offset by a decrease in short-term borrowings of CHF 1.3 billion, or 4%.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet, off-balance sheet and other contractual obligations” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 and “Note 28 – Guarantees and commitments” and “Note 32 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans, allowance for loan losses and credit quality
19 Goodwill
20 Other assets and other liabilities
21 Long-term debt
22 Accumulated other comprehensive income and additional share information
23 Offsetting of financial assets and financial liabilities
24 Tax
25 Employee deferred compensation
26 Pension and other post-retirement benefits
27 Derivatives and hedging activities
28 Guarantees and commitments
29 Transfers of financial assets and variable interest entities
30 Financial instruments
31 Assets pledged and collateral
32 Litigation
33 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmTo the shareholders and Board of Directors of Credit Suisse Group AG, ZurichResults of Review of Interim Financial InformationWe have reviewed the condensed consolidated balance sheet of Credit Suisse Group AG and subsidiaries (“the Group”) as of June 30, 2018, the related condensed consolidated statements of operations, comprehensive income and changes in equity for the three and six-month periods ended June 30, 2018 and 2017, the related condensed consolidated statement of cash flows for the six-month periods ended June 30, 2018 and 2017, and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2017, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2018, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.Basis for Review ResultsThis consolidated interim financial information is the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.KPMG AGNicholas Edmonds Anthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerZurich, SwitzerlandJuly 31, 2018

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	2Q18	1Q18	2Q17	6M18	6M17
Consolidated statements of operations (CHF million)
Interest and dividend income	5,090	4,451	4,602	9,541	8,644
Interest expense	(3,497)	(2,866)	(2,865)	(6,363)	(5,274)
Net interest income	1,593	1,585	1,737	3,178	3,370
Commissions and fees	3,159	3,046	2,905	6,205	5,951
Trading revenues	528	578	237	1,106	811
Other revenues	315	427	326	742	607
Net revenues	5,595	5,636	5,205	11,231	10,739
Provision for credit losses	73	48	82	121	135
Compensation and benefits	2,547	2,538	2,595	5,085	5,300
General and administrative expenses	1,420	1,508	1,527	2,928	3,128
Commission expenses	328	344	350	672	718
Restructuring expenses	175	144	69	319	206
Total other operating expenses	1,923	1,996	1,946	3,919	4,052
Total operating expenses	4,470	4,534	4,541	9,004	9,352
Income before taxes	1,052	1,054	582	2,106	1,252
Income tax expense	398	362	276	760	354
Net income	654	692	306	1,346	898
Net income/(loss) attributable to noncontrolling interests	7	(2)	3	5	(1)
Net income attributable to shareholders	647	694	303	1,341	899
Earnings/(loss) per share (CHF)
Basic earnings per share	0.25	0.27	0.13	0.52	0.40
Diluted earnings per share	0.25	0.26	0.13	0.51	0.39
Consolidated statements of comprehensive income (unaudited)
in	2Q18	1Q18	2Q17	6M18	6M17
Comprehensive income/(loss) (CHF million)
Net income	654	692	306	1,346	898
Gains/(losses) on cash flow hedges	(10)	(33)	10	(43)	6
Foreign currency translation	565	(502)	(1,101)	63	(1,601)
Unrealized gains/(losses) on securities	(8)	(6)	(5)	(14)	(7)
Actuarial gains/(losses)	73	80	82	153	185
Net prior service credit/(cost)	(29)	(31)	(28)	(60)	(67)
Gains/(losses) on liabilities related to credit risk	761	391	(630)	1,152	(1,143)
Other comprehensive income/(loss), net of tax	1,352	(101)	(1,672)	1,251	(2,627)
Comprehensive income/(loss)	2,006	591	(1,366)	2,597	(1,729)
Comprehensive income/(loss) attributable to noncontrolling interests	12	(11)	(3)	1	(11)
Comprehensive income/(loss) attributable to shareholders	1,994	602	(1,363)	2,596	(1,718)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	2Q18	1Q18	4Q17
Assets (CHF million)
Cash and due from banks	112,513	118,164	109,815
of which reported at fair value	185	93	212
of which reported from consolidated VIEs	240	191	232
Interest-bearing deposits with banks	1,022	730	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,617	121,170	115,346
of which reported at fair value	75,706	85,086	77,498
Securities received as collateral, at fair value	45,522	41,227	38,074
of which encumbered	25,770	22,629	23,632
Trading assets, at fair value	135,586	140,201	156,334
of which encumbered	35,077	41,484	49,237
of which reported from consolidated VIEs	1,252	1,308	1,348
Investment securities	2,331	2,146	2,191
of which reported at fair value	2,331	2,146	2,191
of which reported from consolidated VIEs	679	586	381
Other investments	5,626	5,487	5,964
of which reported at fair value	3,139	3,112	3,506
of which reported from consolidated VIEs	1,610	1,584	1,833
Net loans	287,660	283,854	279,149
of which reported at fair value	15,711	14,717	15,307
of which encumbered	161	207	186
of which reported from consolidated VIEs	299	257	267
allowance for loan losses	(905)	(858)	(882)
Premises and equipment	4,831	4,677	4,686
of which reported from consolidated VIEs	126	124	151
Goodwill	4,797	4,667	4,742
Other intangible assets	212	212	223
of which reported at fair value	151	150	158
Brokerage receivables	45,132	52,739	46,968
Other assets	35,309	33,778	32,071
of which reported at fair value	9,743	9,931	9,018
of which encumbered	229	162	134
of which reported from consolidated VIEs	2,039	2,022	2,398
Total assets	798,158	809,052	796,289
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	2Q18	1Q18	4Q17
Liabilities and equity (CHF million)
Due to banks	17,459	18,858	15,413
of which reported at fair value	169	213	197
Customer deposits	367,408	368,382	361,162
of which reported at fair value	3,407	3,371	3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,886	27,579	26,496
of which reported at fair value	9,457	15,740	15,262
Obligation to return securities received as collateral, at fair value	45,522	41,227	38,074
Trading liabilities, at fair value	42,776	44,755	39,119
of which reported from consolidated VIEs	3	3	3
Short-term borrowings	30,573	31,872	25,889
of which reported at fair value	11,675	11,535	11,019
Long-term debt	165,961	166,166	173,032
of which reported at fair value	62,205	61,536	63,628
of which reported from consolidated VIEs	1,072	994	863
Brokerage payables	34,450	37,838	43,303
Other liabilities	30,514	29,678	31,612
of which reported at fair value	7,750	8,296	8,624
of which reported from consolidated VIEs	220	209	204
Total liabilities	754,549	766,355	754,100
Common shares	102	102	102
Additional paid-in capital	34,678	35,933	35,668
Retained earnings	26,290	25,643	24,973
Treasury shares, at cost	(96)	(287)	(103)
Accumulated other comprehensive income/(loss)	(17,504)	(18,851)	(18,738)
Total shareholders' equity	43,470	42,540	41,902
Noncontrolling interests	139	157	287
Total equity	43,609	42,697	42,189

Total liabilities and equity	798,158	809,052	796,289
end of	2Q18	1Q18	4Q17
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,271,129,950	3,271,129,950	3,271,129,950
Common shares issued	2,556,011,720	2,556,011,720	2,556,011,720
Treasury shares	(5,967,951)	(16,413,030)	(5,757,666)
Shares outstanding	2,550,043,769	2,539,598,690	2,550,254,054
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2Q18 (CHF million)
Balance at beginning of period	102	35,933		25,643	(287)	(18,851)	42,540	157	42,697
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	1	1
Net income/(loss)	–	–		647	–	–	647	7	654
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,347	1,347	5	1,352
Sale of treasury shares	–	(3)		–	2,745	–	2,742	–	2,742
Repurchase of treasury shares	–	–		–	(3,244)	–	(3,244)	–	(3,244)
Share-based compensation, net of tax	–	(762)		–	690	–	(72)	–	(72)
Financial instruments indexed to own shares [3]	–	171		–	–	–	171	–	171
Dividends paid	–	(661)	[4]	–	–	–	(661)	(1)	(662)
Change in scope of consolidation, net	–	–		–	–	–	–	(15)	(15)
Balance at end of period	102	34,678		26,290	(96)	(17,504)	43,470	139	43,609
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
1Q18 (CHF million)
Balance at beginning of period	102	35,668	24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(21)	(21)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	9	9
Net income/(loss)	–	–	694	–	–	694	(2)	692
Cumulative effect of accounting changes, net of tax	–	–	(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(92)	(92)	(9)	(101)
Sale of treasury shares	–	(10)	–	3,443	–	3,433	–	3,433
Repurchase of treasury shares	–	–	–	(3,655)	–	(3,655)	–	(3,655)
Share-based compensation, net of tax	–	275	–	28	–	303	–	303
Dividends paid	–	–	–	–	–	–	(3)	(3)
Change in scope of consolidation, net	–	–	–	–	–	–	(104)	(104)
Balance at end of period	102	35,933	25,643	(287)	(18,851)	42,540	157	42,697
2Q17 (CHF million)
Balance at beginning of period	84	32,388	26,552	(99)	(17,223)	41,702	377	42,079
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(30)	(30)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	12	12
Net income/(loss)	–	–	303	–	–	303	3	306
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,666)	(1,666)	(6)	(1,672)
Issuance of common shares	18	5,195	–	–	–	5,213	–	5,213
Sale of treasury shares	–	10	–	3,302	–	3,312	–	3,312
Repurchase of treasury shares	–	–	–	(3,789)	–	(3,789)	–	(3,789)
Share-based compensation, net of tax	–	(617)	–	546	–	(71)	–	(71)
Financial instruments indexed to own shares	–	203	–	–	–	203	–	203
Dividends paid	–	(1,546)	–	–	–	(1,546)	–	(1,546)
Change in scope of consolidation, net	–	–	–	–	–	–	(8)	(8)
Other	–	(168)	–	–	–	(168)	(5)	(173)
Balance at end of period	102	35,465	26,855	(40)	(18,889)	43,493	343	43,836
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
6M18 (CHF million)
Balance at beginning of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(36)	(36)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	10	10
Net income/(loss)	–	–		1,341	–	–	1,341	5	1,346
Cumulative effect of accounting changes, net of tax	–	–		(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,255	1,255	(4)	1,251
Sale of treasury shares	–	(13)		–	6,188	–	6,175	–	6,175
Repurchase of treasury shares	–	–		–	(6,899)	–	(6,899)	–	(6,899)
Share-based compensation, net of tax	–	(487)		–	718	–	231	–	231
Financial instruments indexed to own shares [3]	–	171		–	–	–	171	–	171
Dividends paid	–	(661)	[4]	–	–	–	(661)	(4)	(665)
Changes in scope of consolidation, net	–	–		–	–	–	–	(119)	(119)
Balance at end of period	102	34,678		26,290	(96)	(17,504)	43,470	139	43,609
6M17 (CHF million)
Balance at beginning of period	84	32,131		25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(55)	(55)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	29	29
Net income/(loss)	–	–		899	–	–	899	(1)	898
Cumulative effect of accounting changes, net of tax	–	–		2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,617)	(2,617)	(10)	(2,627)
Issuance of common shares	18	5,195		–	–	–	5,213	–	5,213
Sale of treasury shares	–	(8)		–	5,842	–	5,834	–	5,834
Repurchase of treasury shares	–	–		–	(6,445)	–	(6,445)	–	(6,445)
Share-based compensation, net of tax	–	(342)		–	563	–	221	–	221
Financial instruments indexed to own shares	–	203		–	–	–	203	–	203
Dividends paid	–	(1,546)		–	–	–	(1,546)	(2)	(1,548)
Changes in scope of consolidation, net	–	–		–	–	–	–	(20)	(20)
Other	–	(168)		–	–	–	(168)	(12)	(180)
Balance at end of period	102	35,465		26,855	(40)	(18,889)	43,493	343	43,836
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M18	6M17
Operating activities of continuing operations (CHF million)
Net income	1,346	898
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	416	436
Provision for credit losses	121	135
Deferred tax provision/(benefit)	446	31
Share of net income/(loss) from equity method investments	(17)	(90)
Trading assets and liabilities, net	24,911	19,415
(Increase)/decrease in other assets	(2,624)	(11,986)
Increase/(decrease) in other liabilities	(10,484)	(10,939)
Other, net	(2,304)	(132)
Total adjustments	10,465	(3,130)
Net cash provided by/(used in) operating activities of continuing operations	11,811	(2,232)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(299)	126
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(963)	(2,330)
Purchase of investment securities	(379)	(44)
Proceeds from sale of investment securities	255	7
Maturities of investment securities	311	192
Investments in subsidiaries and other investments	(306)	(887)
Proceeds from sale of other investments	637	831
(Increase)/decrease in loans	(10,602)	(5,208)
Proceeds from sales of loans	3,903	3,785
Capital expenditures for premises and equipment and other intangible assets	(529)	(473)
Proceeds from sale of premises and equipment and other intangible assets	29	1
Other, net	204	53
Net cash provided by/(used in) investing activities of continuing operations	(7,739)	(3,947)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M18	6M17
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	6,359	4,224
Increase/(decrease) in short-term borrowings	4,452	2,717
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(6,768)	(478)
Issuances of long-term debt	15,911	22,726
Repayments of long-term debt	(20,540)	(35,556)
Issuances of common shares	0	4,253
Sale of treasury shares	6,175	5,834
Repurchase of treasury shares	(6,899)	(6,445)
Dividends paid	(665)	(588)
Other, net	124	270
Net cash provided by/(used in) financing activities of continuing operations	(1,851)	(3,043)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	477	(1,607)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	2,698	(10,829)

Cash and due from banks at beginning of period [1]	109,815	121,161
Cash and due from banks at end of period [1]	112,513	110,332
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M18	6M17
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	382	382
Cash paid for interest	6,352	5,133
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	1,633
Liabilities sold	0	1,554
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2017 included in the Credit Suisse Annual Report 2017.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 1Q18 consolidated statements of operations and comprehensive income, the 1Q18 consolidated balance sheets and the 2Q18, 1Q18 and 2Q17 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for a description of accounting standards adopted in 2017.
ASC Topic 230 – Statement of Cash Flows
In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, “Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (ASU 2016-18), an update to Accounting Standards Codification (ASC) Topic 230 – Statement of Cash Flows. ASU 2016-18 required that cash amounts described as restricted cash and cash equivalents be included in cash and cash equivalents when reconciling total amounts in the statements of cash flows. ASU 2016-18 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-18 on January 1, 2018 did not have an impact on the Group’s financial position, results of operations and cash flows.
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provided guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-15 on January 1, 2018 did not have a material impact on the Group’s financial position, results of operations and cash flows and, as such, prior periods were not restated.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), creating ASC Topic 606 – Revenue from Contracts with Customers and superseding ASC Topic 605 – Revenue Recognition. The core principle of the guidance was that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflected the consideration to which the entity expected to be entitled in exchange for those goods or services. ASU 2014-09 outlined key steps that an entity should follow to achieve the core principle. ASU 2014-09 also included disclosure requirements that enabled users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
ASU 2014-09 and its subsequent amendments were effective for the annual reporting period beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption was permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.
The Group established a cross-functional implementation team and governance structure for the project. The Group’s implementation efforts included the identification of revenue and costs within the scope of the guidance, as well as the evaluation of revenue contracts under the new guidance and related accounting policies. The guidance did not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other US GAAP guidance.
The Group adopted ASU 2014-09 on January 1, 2018 using the modified retrospective approach with a transition adjustment recognized in retained earnings without restating comparatives. As a result of adoption, there was a decrease in retained earnings, net of tax, of CHF 45 million due to a change in timing of the recognition of certain fees in investment banking and private banking.
Additionally, the new revenue recognition criteria required the Group to present underwriting revenue, reimbursed expenses in fund management and in investment banking advisory, gross of offsetting expenses in contrast to prior periods in which the financial statements presented these amounts net of offsetting expenses; this change in presentation from net to gross would have increased the revenues and expenses in 2017 by approximately CHF 0.2 billion, which was not included in the above stated transition amount. Furthermore, with the adoption of ASU 2014-09, the brokerage, clearing and exchange expenses, which are incurred when acting as an agent on behalf of clients buying or selling exchange-traded cash securities, exchange-traded derivatives or centrally cleared over-the-counter (OTC) derivatives, are offset against the commission income. The change in presentation of brokerage, clearing and exchange expenses would have decreased the revenues and expenses in 2017 by approximately CHF 0.1 billion, which was not included in the above stated transition amount.
> Refer to “Note 14 – Revenue from contracts with customers” for further information.
ASC Topic 715 – Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07), an update to ASC Topic 715 – Compensation – Retirement Benefits. The amendments in ASU 2017-07 required that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that included the service cost and outside of any subtotal of operating income. ASU 2017-07 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2017-07 on January 1, 2018 resulted in a restatement that, upon adoption, increased compensation and benefits expenses and decreased general and administrative expenses by CHF 190 million and CHF 80 million as of December 31, 2017 and 2016, respectively.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 addressed certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affected the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. Early adoption of the full standard was not permitted; however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities could be early adopted in isolation. The amendments to ASU 2016-01 required the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income (AOCI). The Group early adopted these sections of the update on January 1, 2016. As a result of the adoption, the Group reclassified CHF 475 million, net of tax, from retained earnings to AOCI.
The adoption of the remaining amendments to ASU 2016-01, on January 1, 2018 resulted in a reclassification of unrealized gains and losses previously reported in AOCI for available-for-sale equity securities to retained earnings of CHF 21 million, net of tax. ASU 2016-01 also required that certain equity instruments without readily determinable fair value be measured at fair value, excluding instances in which measurement alternative is applied; however, this requirement did not have a material impact on the Group’s financial position, results of operations or cash flows.
Standards to be adopted in future periods
ASC Topic 220 – Income Statements – Reporting Comprehensive Income
In January 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), an update to ASC Topic 220 – Income Statement – Reporting Comprehensive Income. The amendments in ASU 2018-02 allow a reclassification from AOCI to retained earnings for the stranded tax effects resulting from the US Tax Cuts and Jobs Act of 2017.
ASU 2018-02 is effective for annual reporting periods and interim periods within those periods beginning after December 15, 2018. Early adoption is permitted in any period for which financial statements have not yet been issued. The Group may elect to apply the amendments to ASU 2018-02 to the beginning of the period (annual or interim) of adoption or retrospectively for each period in which the tax effects of the US Tax Cuts and Jobs Act of 2017 related to items remaining in AOCI are recognized. The Group is currently evaluating the impact of the adoption of ASU 2018-02 on the Group’s financial position, results of operations and cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is an SEC- filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. Early adoption will be permitted for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018; however, the Group does not intend to early adopt ASU 2016-13.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a CECL methodology while it is adjusting for key interpretive issues. Furthermore, the Group will continue to monitor the scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to design, build and test the models until the effective date.
The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
– the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
– the state of the economy at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward-looking information and macroeconomic factors; and
– the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects a cumulative adjustment to be posted to retained earnings for any changes in loan losses. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2017-12 makes changes to the hedge accounting model intended to facilitate financial reporting that more closely reflects an entity’s risk management activities and to simplify application of hedge accounting. The amendments in ASU 2017-12 provide more hedging strategies that will be eligible for hedge accounting, ease the documentation and effectiveness assessment requirements and result in changes to the presentation and disclosure requirements of hedge accounting activities. ASU 2017-12 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, is permitted. The Group is currently evaluating the impact of the adoption of ASU 2017-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases and superseding ASC Topic 840 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 will require lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. ASU 2016-02 and its subsequent amendments are effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption is permitted; however, the Group does not intend to early adopt ASU 2016-02.
The Group has established a cross-functional implementation team and governance structure for the project. The Group is currently reviewing its existing contracts to determine the impact of the adoption of ASU 2016-02. The Group expects an increase in total assets and total liabilities as a result of recognizing right-of-use assets and lease liabilities for all leases under the new guidance. The Group does not expect a material change to the timing of expense recognition and is currently evaluating the impact of the adoption of ASU 2016-02 on the Group’s financial position, results of operations and cash flows.

3 Business developments and subsequent events
There were no significant business developments or subsequent events in 2Q18.
4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction. The segment information reflects the Group’s six reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	2Q18	1Q18	2Q17	6M18	6M17
Net revenues (CHF million)
Swiss Universal Bank	1,419	1,431	1,405	2,850	2,759
International Wealth Management	1,344	1,403	1,264	2,747	2,485
Asia Pacific	914	991	848	1,905	1,729
Global Markets	1,426	1,546	1,517	2,972	3,126
Investment Banking & Capital Markets	644	528	511	1,172	1,117
Strategic Resolution Unit	(176)	(203)	(274)	(379)	(480)
Corporate Center	24	(60)	(66)	(36)	3
Net revenues	5,595	5,636	5,205	11,231	10,739
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	553	563	502	1,116	906
International Wealth Management	433	484	365	917	656
Asia Pacific	217	234	188	451	335
Global Markets	148	295	257	443	574
Investment Banking & Capital Markets	110	59	78	169	227
Strategic Resolution Unit	(368)	(409)	(563)	(777)	(1,102)
Corporate Center	(41)	(172)	(245)	(213)	(344)
Income/(loss) before taxes	1,052	1,054	582	2,106	1,252
Total assets
end of	2Q18	1Q18	4Q17
Total assets (CHF million)
Swiss Universal Bank	220,030	217,179	228,857
International Wealth Management	92,622	89,313	94,753
Asia Pacific	109,336	107,851	96,497
Global Markets	228,941	239,432	242,159
Investment Banking & Capital Markets	18,546	15,380	20,803
Strategic Resolution Unit	27,439	30,163	45,629
Corporate Center	101,244	109,734	67,591
Total assets	798,158	809,052	796,289

5 Net interest income
in	2Q18	1Q18	2Q17	6M18	6M17
Net interest income (CHF million)
Loans	1,679	1,603	1,447	3,282	2,907
Investment securities	20	10	12	30	23
Trading assets	1,968	1,572	2,040	3,540	3,658
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	706	657	632	1,363	1,239
Other	717	609	471	1,326	817
Interest and dividend income	5,090	4,451	4,602	9,541	8,644
Deposits	(587)	(450)	(328)	(1,037)	(633)
Short-term borrowings	(123)	(82)	(40)	(205)	(73)
Trading liabilities	(1,144)	(860)	(1,178)	(2,004)	(1,966)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(477)	(399)	(324)	(876)	(577)
Long-term debt	(982)	(910)	(893)	(1,892)	(1,846)
Other	(184)	(165)	(102)	(349)	(179)
Interest expense	(3,497)	(2,866)	(2,865)	(6,363)	(5,274)
Net interest income	1,593	1,585	1,737	3,178	3,370
6 Commissions and fees
in	2Q18	1Q18	2Q17	6M18	6M17
Commissions and fees (CHF million)
Lending business	529	470	484	999	948
Investment and portfolio management	896	892	841	1,788	1,663
Other securities business	11	12	12	23	22
Fiduciary business	907	904	853	1,811	1,685
Underwriting	513	470	441	983	938
Brokerage	745	810	757	1,555	1,562
Underwriting and brokerage	1,258	1,280	1,198	2,538	2,500
Other services	465	392	370	857	818
Commissions and fees	3,159	3,046	2,905	6,205	5,951
7 Trading revenues
in	2Q18	1Q18	2Q17	6M18	6M17
Trading revenues (CHF million)
Interest rate products	(301)	857	587	556	1,963
Foreign exchange products	(31)	184	703	153	1,237
Equity/index-related products	723	(327)	(953)	396	(1,871)
Credit products	65	34	(143)	99	(581)
Commodity and energy products	13	26	28	39	65
Other products	59	(196)	15	(137)	(2)
Trading revenues	528	578	237	1,106	811
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on trading revenues and managing trading risks.

8 Other revenues
in	2Q18	1Q18	2Q17	6M18	6M17
Other revenues (CHF million)
Noncontrolling interests without SEI	0	(1)	0	(1)	(1)
Loans held-for-sale	1	10	1	11	0
Long-lived assets held-for-sale	0	16	(4)	16	(11)
Equity method investments	52	69	65	121	106
Other investments	61	128	30	189	77
Other	201	205	234	406	436
Other revenues	315	427	326	742	607
9 Provision for credit losses
in	2Q18	1Q18	2Q17	6M18	6M17
Provision for credit losses (CHF million)
Provision for loan losses	60	36	70	96	136
Provision for lending-related and other exposures	13	12	12	25	(1)
Provision for credit losses	73	48	82	121	135
10 Compensation and benefits
in	2Q18	1Q18	2Q17	6M18	6M17
Compensation and benefits (CHF million)
Salaries and variable compensation	2,148	2,189	2,196	4,337	4,542
Social security	200	160	204	360	360
Other [1]	199	189	195	388	398
Compensation and benefits	2,547	2,538	2,595	5,085	5,300
1
Includes pension-related expenses of CHF 108 million, CHF 107 million, CHF 106 million, CHF 215 million and CHF 217 million in 2Q18, 1Q18, 2Q17, 6M18 and 6M17, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	2Q18	1Q18	2Q17	6M18	6M17
General and administrative expenses (CHF million)
Occupancy expenses	248	240	246	488	489
IT, machinery, etc.	273	277	259	550	540
Provisions and losses	97	140	80	237	225
Travel and entertainment	83	94	80	177	163
Professional services	428	483	592	911	1,191
Amortization and impairment of other intangible assets	2	3	2	5	5
Other [1]	289	271	268	560	515
General and administrative expenses	1,420	1,508	1,527	2,928	3,128
1
Includes pension-related expenses/(credits) of CHF (52) million, CHF (53) million, CHF (53) million, CHF (105) million and CHF (100) million in 2Q18, 1Q18, 2Q17, 6M18 and 6M17, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the ongoing implementation of the revised Group strategy, restructuring expenses of CHF 175 million, CHF 144 million, CHF 69 million, CHF 319 million and CHF 206 million were recognized in 2Q18, 1Q18, 2Q17, 6M18 and 6M17, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	2Q18	1Q18	2Q17	6M18	6M17
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	27	28	(4)	55	48
International Wealth Management	28	26	7	54	43
Asia Pacific	20	6	11	26	30
Global Markets	56	42	32	98	52
Investment Banking & Capital Markets	31	30	10	61	12
Strategic Resolution Unit	13	11	11	24	18
Corporate Center	0	1	2	1	3
Total restructuring expenses	175	144	69	319	206
Restructuring expenses by type
in	2Q18	1Q18	2Q17	6M18	6M17
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	85	103	41	188	128
of which severance expenses	58	69	24	127	86
of which accelerated deferred compensation	27	34	17	61	42
General and administrative-related expenses	90	41	28	131	78
of which pension expenses	25	27	9	52	51
Total restructuring expenses	175	144	69	319	206
Restructuring provision
	2Q18			1Q18			2Q17
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	204	108	312	196	110	306	220	89	309
Net additional charges [1]	58	61	119	69	14	83	24	9	33
Utilization	(70)	(32)	(102)	(61)	(16)	(77)	(63)	(15)	(78)
Balance at end of period	192	137	329	204	108	312	181	83	264
1
The following items for which expense accretion was accelerated in 2Q18, 1Q18 and 2Q17 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 20 million, CHF 26 million and CHF 12 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled pension obligations of CHF 25 million, CHF 27 million and CHF 9 million, respectively, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 7 million, CHF 8 million and CHF 5 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 4 million, CHF 0 million and CHF 10 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

Restructuring provision (continued)
in	6M18			6M17
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	196	110	306	217	94	311
Net additional charges [1]	127	75	202	86	17	103
Utilization	(131)	(48)	(179)	(122)	(28)	(150)
Balance at end of period	192	137	329	181	83	264
1
The following items for which expense accretion was accelerated in 6M18 and 6M17 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 46 million and CHF 27 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled pension obligations of CHF 52 million and CHF 51 million, respectively, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 15 million and CHF 15 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 4 million and CHF 10 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	2Q18	1Q18	2Q17	6M18	6M17
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	647	694	303	1,341	899
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for diluted earnings per share	647	694	303	1,341	899
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,581.9	2,586.4	2,309.6	2,584.1	2,261.9
Dilutive share options and warrants	3.3	2.2	4.2	2.8	4.0
Dilutive share awards	44.9	65.1	40.3	55.0	47.7
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,630.1	2,653.7	2,354.1	2,641.9	2,313.6
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.25	0.27	0.13	0.52	0.40
Diluted earnings per share available for common shares	0.25	0.26	0.13	0.51	0.39
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 9.1 million, 11.6 million, 10.4 million, 10.4 million and 9.1 million for 2Q18, 1Q18, 2Q17, 6M18 and 6M17, respectively.

14 Revenue from contracts with customers
Revenue is measured based on the consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are collected by the Group from a customer and both imposed on and concurrent with a specific revenue-producing transaction are excluded from revenue. The Group recognizes revenue when it satisfies a contractual performance obligation. Variable consideration is only included in the transaction price once it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. Generally no significant judgement is required with respect to recording variable consideration.
If a fee is a fixed percentage of a variable account value at contract inception, recognition of the fee revenue is constrained as the contractual consideration is highly susceptible to change due to factors outside of the Group’s influence. However, at each performance measurement period end (e.g., end-of-day, end-of-month, end-of-quarter), recognition of the cumulative amount of the consideration to which the Group is entitled is no longer constrained because it is calculated based on a known account value and the fee revenue is no longer variable.
Nature of services
The following is a description of the principal activities from which the Group generates its revenues from contracts with customers.
The performance obligations are typically satisfied as the services in the contract are rendered. The contract terms are generally such that they do not result in any contract assets. The contracts generally do not include a significant financing component or obligations for refunds or other similar obligations. Any variable consideration included in the transaction price is only recognized when the uncertainty of the amount is resolved and it is probable that a significant reversal of cumulative revenue recognized will not occur.
Credit Suisse’s wealth management businesses provide investment services and solutions for clients, including asset management, investment advisory and investment management, wealth planning, and origination and structuring of sophisticated financing transactions for clients. The Group receives for these services investment advisory and investment management fees which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues” below. Generally, the fee for the service provided is recognized over the period of time the service is provided.
The wealth management businesses also provide comprehensive advisory services and tailored investment and financing solutions to private, corporate and institutional clients. The nature of the services range from investment and wealth management activities, which are services rendered over a period of time according to the contract with the customer, to more transaction-specific services such as brokerage and sales and trading services and the offer of client-tailored financing products. The services are provided as requested by Credit Suisse’s clients, and the fee for the service requested is recognized once the service is provided.
The Group’s asset management businesses offer investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. Fund managers typically enter into a variety of contracts to provide investment management and other services. A fund manager may satisfy its performance obligation independently or may engage a third party to satisfy some or all of a performance obligation on the fund manager’s behalf. Although the fund manager may have engaged a third party to provide inputs to the overall investment management services, the contractual obligation to provide investment management services to a customer remains the primary responsibility of the fund manager. As such, the fund manager is acting as a principal in the transaction. As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues” below. Base management fees are generally calculated based on the net asset value (NAV) of the customer’s investment, which can change during the performance period. Performance-based management fees are variable consideration received by the Group depending on the financial performance of the underlying fund. As both the base management fees and performance-based management fees are variable, the Group recognizes the fees once it is probable that a significant reversal of the revenue recognized will not occur and when the uncertainty of the amount is resolved. The estimate of these variable fees is constrained until the end of the performance measurement period. Generally, the uncertainty is resolved at the end of the performance measurement period and therefore no significant judgement is necessary when recording variable consideration. Under a claw-back obligation provision, a fund manager may be required to return certain distributions received from a fund if a specific performance threshold, i.e., benchmark, is not achieved at the end of the lifetime of the fund. The contractual claw-back obligation is an additional factor of uncertainty which is considered in the constraint assessment. If the performance-based management fee is earned but the claw-back provision has not lapsed, the claw-back obligation is accounted for as a refund liability.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers. Typically, the fees in these businesses are recognized at a single point in time once the transaction is complete, i.e., when the securities have been placed with investors, and recognized as underwriting revenue. All expenses incurred in satisfying the performance obligation are deferred and recognized once the transaction is complete. Generally Credit Suisse and other banks form a syndicate group to underwrite and place the securities for a customer. The Group may act as the lead or a participating member in the syndicate group. Each member of the syndicate group, including the lead and participating underwriters, is acting as principal for their proportionate share of the syndication. As a result, the individual underwriters reflect their proportionate share of underwriting revenue and underwriting costs on a gross basis.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed. The Group generally acts as an agent when buying or selling exchange-traded cash securities, exchange-traded derivatives or centrally cleared OTC derivatives on behalf of clients.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. For these types of services, the Group typically receives a non-refundable retainer fee and/or a success fee which usually represents a percentage of the transaction proceeds if and when the corporate finance activity is completed. Additionally, the contract may contain a milestone fee such as an ‘announcement fee’ that is payable upon the public announcement of the corporate finance activity. Typically the fees in the investment banking business are recognized at a specific point in time once it is determined that the performance obligation related to the transaction has been completed. A contract liability will be recorded if the Group receives a payment such as a retainer fee or announcement fee for an advisory service prior to satisfying the performance obligation. Advisory fees are recognized ratably over time in scenarios where the contracted service of the Group is to act as an advisor over a specified period not related to or dependent on the successful completion of a transaction. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table below.

Contracts with customers and disaggregation of revenues
in	2Q18	1Q18
Contracts with customers (CHF million)
Investment and portfolio management	896	892
Other securities business	11	12
Underwriting	513	470
Brokerage	749	810
Other services	471	487
Total revenues from contracts with customers	2,640	2,671
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of / in	2Q18	1Q18
Contract balances (CHF million)
Contract receivables	838	758
Contract liabilities	63	67
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	13	13
The Group did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
In 2Q18 we recognized a net impairment loss on contract receivables of CHF 3 million. No impairment losses were recognized on contract receivables in 1Q18. The Group did not recognize any contract assets during 2Q18 and 1Q18.
Capitalized costs
The Group has not incurred costs in obtaining a contract nor costs to fulfill a contract that are eligible for capitalization.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure of any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
Impact of the adoption of ASC Topic 606
The impact of adoption of ASC Topic 606 on the Group’s consolidated statement of operations resulted in increases in commissions and fees revenues of CHF 23 million and CHF 20 million, increases in general and administrative expenses of CHF 48 million and CHF 40 million and decreases in commission expenses of CHF 29 million and CHF 22 million for 2Q18 and 1Q18, respectively. The impact of the adoption did not have a material impact on the Group’s consolidated balance sheet or the Group’s consolidated statement of cash flows in 2Q18 and 1Q18.
15 Trading assets and liabilities
end of	2Q18	1Q18	4Q17
Trading assets (CHF million)
Debt securities	67,595	68,380	72,765
Equity securities	43,754	46,595	55,722
Derivative instruments [1]	19,564	20,400	19,621
Other	4,673	4,826	8,226
Trading assets	135,586	140,201	156,334
Trading liabilities (CHF million)
Short positions	27,594	29,820	24,465
Derivative instruments [1]	15,182	14,935	14,654
Trading liabilities	42,776	44,755	39,119
1 Amounts shown after counterparty and cash collateral netting.

Cash collateral on derivative instruments
end of	2Q18	1Q18	4Q17
Cash collateral – netted (CHF million) [1]
Cash collateral paid	21,195	22,022	23,288
Cash collateral received	14,376	14,165	14,996
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	7,488	6,330	5,141
Cash collateral received	8,761	8,749	8,644
1 Recorded as cash collateral netting on derivative instruments in Note 23 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.
16 Investment securities
end of	2Q18	1Q18	4Q17
Investment securities (CHF million)
Securities available-for-sale	2,331	2,146	2,191
Total investment securities	2,331	2,146	2,191
Investment securities by type
end of	2Q18				4Q17
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	2	0	0	2	199	13	0	212
Debt securities issued by foreign governments	1,228	12	0	1,240	1,215	21	0	1,236
Corporate debt securities	410	0	0	410	238	0	0	238
Residential mortgage-backed securities [1]	677	0	0	677	207	0	0	207
Commercial mortgage-backed securities	2	0	0	2	173	0	0	173
Debt securities available-for-sale	2,319	12	0	2,331	2,032	34	0	2,066
Banks, trust and insurance companies [2]	–	–	–	–	95	30	0	125
Equity securities available-for-sale [2]	–	–	–	–	95	30	0	125
Securities available-for-sale	2,319	12	0	2,331	2,127	64	0	2,191
1 Relate to the consolidation of RMBS securitization VIEs where the assets are carried at fair value under the fair value option as are the VIEs’ liabilities recorded in long-term debt.
2
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	6M18			6M17
	Debt securities	Equity securities	[1]	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	255	–		3	4
Realized gains	8	–		0	0
1
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2Q18 (CHF million, except where indicated)
Due within 1 year	677	678	0.78
Due from 1 to 5 years	619	629	0.81
Due from 5 to 10 years	344	345	0.76
Due after 10 years	679	679	4.41
Total debt securities	2,319	2,331	1.85

17 Other investments
end of	2Q18	1Q18	4Q17
Other investments (CHF million)
Equity method investments	2,989	2,938	3,066
Equity securities (without a readily determinable fair value) [1]	1,193	1,092	1,292
of which at net asset value	601	624	742
of which at measurement alternative	187	193	175
of which at fair value	193	66	161
of which at cost less impairment	212	209	214
Real estate held-for-investment [2]	173	187	232
Life finance instruments [3]	1,271	1,270	1,374
Total other investments	5,626	5,487	5,964
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 2Q18, 1Q18 and 4Q17, real estate held for investment included foreclosed or repossessed real estate of CHF 10 million, CHF 22 million and CHF 41 million, respectively, all related to residential real estate.

3 Includes life settlement contracts at investment method and SPIA contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	2Q18	Cumulative
Impairments and adjustments (CHF million)
Impairments and downward adjustments	0	(3)
Equity securities without a readily determinable fair value held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of ASC Topic 946 – Financial Services – Investment Companies. In addition, equity securities without a readily determinable fair value held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are within the scope of ASC Topic 940 – Financial Services – Brokers and Dealers. Equity securities without a readily determinable fair value include investments in entities that regularly calculate NAV per share or its equivalent.
> Refer to “Note 30 – Financial instruments” for further information on such investments.
The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. There were no impairments recorded in 2Q18, 1Q18 and 6M18, while in 2Q17 and 6M17, we recorded impairments of CHF 5 million and CHF 2 million, respectively.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 381 million, CHF 391 million and CHF 389 million for 2Q18, 1Q18 and 4Q17, respectively.

18 Loans, allowance for loan losses and credit quality
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.
Loans
end of	2Q18	1Q18	4Q17
Loans (CHF million)
Mortgages	107,085	106,466	106,039
Loans collateralized by securities	44,025	44,086	42,016
Consumer finance	4,168	4,194	4,242
Consumer	155,278	154,746	152,297
Real estate	25,780	26,327	26,599
Commercial and industrial loans	86,762	83,464	81,670
Financial institutions	16,945	16,465	15,697
Governments and public institutions	3,915	3,827	3,874
Corporate & institutional	133,402	130,083	127,840
Gross loans	288,680	284,829	280,137
of which held at amortized cost	272,969	270,112	264,830
of which held at fair value	15,711	14,717	15,307
Net (unearned income)/deferred expenses	(115)	(117)	(106)
Allowance for loan losses	(905)	(858)	(882)
Net loans	287,660	283,854	279,149
Gross loans by location (CHF million)
Switzerland	159,698	158,800	157,696
Foreign	128,982	126,029	122,441
Gross loans	288,680	284,829	280,137
Impaired loan portfolio (CHF million)
Non-performing loans	1,157	1,075	1,048
Non-interest-earning loans	309	267	223
Non-performing and non-interest-earning loans	1,466	1,342	1,271
Restructured loans	207	216	290
Potential problem loans	429	408	549
Other impaired loans	636	624	839
Gross impaired loans	2,102	1,966	2,110

Allowance for loan losses by loan portfolio
	2Q18			1Q18			2Q17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	204	654	858	220	662	882	217	682	899
Net movements recognized in statements of operations	16	44	60	4	32	36	14	56	70
Gross write-offs	(15)	(27)	(42)	(24)	(54)	(78)	(17)	(36)	(53)
Recoveries	2	8	10	3	13	16	2	7	9
Net write-offs	(13)	(19)	(32)	(21)	(41)	(62)	(15)	(29)	(44)
Provisions for interest	4	3	7	2	6	8	3	2	5
Foreign currency translation impact and other adjustments, net	2	10	12	(1)	(5)	(6)	(4)	(9)	(13)
Balance at end of period	213	692	905	204	654	858	215	702	917
of which individually evaluated for impairment	172	474	646	164	464	628	172	540	712
of which collectively evaluated for impairment	41	218	259	40	190	230	43	162	205
Gross loans held at amortized cost (CHF million)
Balance at end of period	155,258	117,711	272,969	154,726	115,386	270,112	149,718	108,550	258,268
of which individually evaluated for impairment [1]	633	1,469	2,102	646	1,320	1,966	607	1,633	2,240
of which collectively evaluated for impairment	154,625	116,242	270,867	154,080	114,066	268,146	149,111	106,917	256,028
	6M18			6M17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	220	662	882	216	722	938
Net movements recognized in statements of operations	20	76	96	31	105	136
Gross write-offs	(39)	(81)	(120)	(31)	(121)	(152)
Recoveries	5	21	26	8	13	21
Net write-offs	(34)	(60)	(94)	(23)	(108)	(131)
Provisions for interest	6	9	15	(5)	4	(1)
Foreign currency translation impact and other adjustments, net	1	5	6	(4)	(21)	(25)
Balance at end of period	213	692	905	215	702	917
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	2Q18			1Q18			2Q17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	779	779	0	617	617	0	734	734
Reclassifications from loans held-for-sale [2]	0	1	1	0	0	0	0	0	0
Reclassifications to loans held-for-sale [3]	1	943	944	0	704	704	0	705	705
Sales [3]	1	887	888	0	673	673	0	907	907
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Purchases, reclassifications and sales (continued)
in	6M18			6M17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	1,396	1,396	0	1,658	1,658
Reclassifications from loans held-for-sale [2]	0	1	1	0	0	0
Reclassifications to loans held-for-sale [3]	1	1,647	1,648	0	3,809	3,809
Sales [3]	1	1,560	1,561	0	3,696	3,696
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2Q18 (CHF million)
Mortgages	95,851	10,913	321	107,085
Loans collateralized by securities	39,944	3,985	96	44,025
Consumer finance	1,724	2,246	178	4,148
Consumer	137,519	17,144	595	155,258
Real estate	19,389	5,766	121	25,276
Commercial and industrial loans	42,332	37,183	1,247	80,762
Financial institutions	8,518	1,930	47	10,495
Governments and public institutions	1,115	63	0	1,178
Corporate & institutional	71,354	44,942	1,415	117,711
Gross loans held at amortized cost	208,873	62,086	2,010	272,969
Value of collateral [1]	193,758	49,991	1,408	245,157
4Q17 (CHF million)
Mortgages	94,553	11,214	272	106,039
Loans collateralized by securities	38,387	3,530	99	42,016
Consumer finance	1,801	2,241	180	4,222
Consumer	134,741	16,985	551	152,277
Real estate	20,278	5,640	85	26,003
Commercial and industrial loans	39,475	35,250	1,300	76,025
Financial institutions	7,258	2,022	46	9,326
Governments and public institutions	1,124	74	1	1,199
Corporate & institutional	68,135	42,986	1,432	112,553
Gross loans held at amortized cost	202,876	59,971	1,983	264,830
Value of collateral [1]	189,048	49,271	1,422	239,741
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2Q18 (CHF million)
Mortgages	106,648	157	20	11	249	437	107,085
Loans collateralized by securities	43,921	3	0	2	99	104	44,025
Consumer finance	3,575	344	44	43	142	573	4,148
Consumer	154,144	504	64	56	490	1,114	155,258
Real estate	25,184	20	6	1	65	92	25,276
Commercial and industrial loans	79,504	372	128	98	660	1,258	80,762
Financial institutions	10,279	164	4	4	44	216	10,495
Governments and public institutions	1,175	3	0	0	0	3	1,178
Corporate & institutional	116,142	559	138	103	769	1,569	117,711
Gross loans held at amortized cost	270,286	1,063	202	159	1,259	2,683	272,969
4Q17 (CHF million)
Mortgages	105,689	102	27	14	207	350	106,039
Loans collateralized by securities	41,867	37	0	0	112	149	42,016
Consumer finance	3,701	297	39	40	145	521	4,222
Consumer	151,257	436	66	54	464	1,020	152,277
Real estate	25,871	37	12	15	68	132	26,003
Commercial and industrial loans	74,831	429	40	201	524	1,194	76,025
Financial institutions	8,947	333	1	2	43	379	9,326
Governments and public institutions	1,197	1	0	0	1	2	1,199
Corporate & institutional	110,846	800	53	218	636	1,707	112,553
Gross loans held at amortized cost	262,103	1,236	119	272	1,100	2,727	264,830
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2Q18 (CHF million)
Mortgages	260	10	270	42	39	81	351	[1]
Loans collateralized by securities	85	13	98	0	2	2	100
Consumer finance	175	6	181	0	1	1	182
Consumer	520	29	549	42	42	84	633
Real estate	101	4	105	0	22	22	127
Commercial and industrial loans	535	233	768	165	362	527	1,295
Financial institutions	1	43	44	0	3	3	47
Corporate & institutional	637	280	917	165	387	552	1,469
Gross impaired loans	1,157	309	1,466	207	429	636	2,102
4Q17 (CHF million)
Mortgages	236	17	253	13	66	79	332	[1]
Loans collateralized by securities	96	16	112	0	2	2	114
Consumer finance	176	9	185	0	1	1	186
Consumer	508	42	550	13	69	82	632
Real estate	73	4	77	0	19	19	96
Commercial and industrial loans	465	134	599	277	458	735	1,334
Financial institutions	1	43	44	0	3	3	47
Governments and public institutions	1	0	1	0	0	0	1
Corporate & institutional	540	181	721	277	480	757	1,478
Gross impaired loans	1,048	223	1,271	290	549	839	2,110
1
As of the end of 2Q18 and 4Q17, CHF 118 million and CHF 90 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	2Q18			4Q17
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	270	256	29	254	239	36
Loans collateralized by securities	100	83	52	111	97	49
Consumer finance	179	158	91	180	160	94
Consumer	549	497	172	545	496	179
Real estate	123	116	11	86	79	11
Commercial and industrial loans	954	925	425	997	959	427
Financial institutions	47	47	38	47	46	37
Governments and public institutions	0	0	0	1	1	0
Corporate & institutional	1,124	1,088	474	1,131	1,085	475
Gross impaired loans with a specific allowance	1,673	1,585	646	1,676	1,581	654
Mortgages	81	81	–	78	78	–
Loans collateralized by securities	0	0	–	3	3	–
Consumer finance	3	3	–	6	6	–
Consumer	84	84	–	87	87	–
Real estate	4	4	–	10	10	–
Commercial and industrial loans	341	341	–	337	337	–
Corporate & institutional	345	345	–	347	347	–
Gross impaired loans without specific allowance	429	429	–	434	434	–
Gross impaired loans	2,102	2,014	646	2,110	2,015	654
of which consumer	633	581	172	632	583	179
of which corporate & institutional	1,469	1,433	474	1,478	1,432	475
Gross impaired loan detail (continued)
in	2Q18			1Q18			2Q17
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	266	1	0	255	0	0	233	1	1
Loans collateralized by securities	98	0	0	102	1	1	112	0	0
Consumer finance	177	1	1	176	0	0	169	1	1
Consumer	541	2	1	533	1	1	514	2	2
Real estate	94	0	0	87	0	0	71	0	0
Commercial and industrial loans	949	2	0	903	7	4	1,110	3	1
Financial institutions	47	0	0	45	0	0	76	0	0
Governments and public institutions	0	0	0	1	0	0	6	0	0
Corporate & institutional	1,090	2	0	1,036	7	4	1,263	3	1
Gross impaired loans with a specific allowance	1,631	4	1	1,569	8	5	1,777	5	3
Mortgages	109	1	0	87	1	0	87	1	0
Loans collateralized by securities	0	0	0	1	0	0	9	0	0
Consumer finance	2	0	0	3	0	0	1	0	0
Consumer	111	1	0	91	1	0	97	1	0
Real estate	3	1	0	2	0	0	37	0	0
Commercial and industrial loans	277	2	0	323	3	0	289	3	1
Corporate & institutional	280	3	0	325	3	0	326	3	1
Gross impaired loans without specific allowance	391	4	0	416	4	0	423	4	1
Gross impaired loans	2,022	8	1	1,985	12	5	2,200	9	4
of which consumer	652	3	1	624	2	1	611	3	2
of which corporate & institutional	1,370	5	0	1,361	10	4	1,589	6	2

Gross impaired loan detail (continued)
in	6M18			6M17
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	260	1	0	217	1	1
Loans collateralized by securities	101	1	1	121	0	0
Consumer finance	177	1	1	170	1	1
Consumer	538	3	2	508	2	2
Real estate	90	0	0	71	0	0
Commercial and industrial loans	928	9	4	1,167	8	3
Financial institutions	46	0	0	92	0	0
Governments and public institutions	1	0	0	8	0	0
Corporate & institutional	1,065	9	4	1,338	8	3
Gross impaired loans with a specific allowance	1,603	12	6	1,846	10	5
Mortgages	97	2	0	81	2	0
Loans collateralized by securities	0	0	0	11	0	0
Consumer finance	3	0	0	4	0	0
Consumer	100	2	0	96	2	0
Real estate	3	1	0	31	0	0
Commercial and industrial loans	300	5	0	278	5	1
Corporate & institutional	303	6	0	309	5	1
Gross impaired loans without specific allowance	403	8	0	405	7	1
Gross impaired loans	2,006	20	6	2,251	17	6
of which consumer	638	5	2	604	4	2
of which corporate & institutional	1,368	15	4	1,647	13	4
Restructured loans held at amortized cost
in	2Q18			1Q18			2Q17
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Mortgages	5	29	29	0	0	0	0	0	0
Commercial and industrial loans	0	0	0	3	15	14	5	14	14
Total	5	29	29	3	15	14	5	14	14
in	6M18			6M17
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Mortgages	5	29	29	0	0	0
Commercial and industrial loans	3	15	14	9	49	49
Total	8	44	43	9	49	49
In 6M18, the loan modifications of the Group included extended loan repayment terms, including suspensions of loan amortizations, the waiver of claims and interest rate concessions.
The Group reported the default of one loan with a recorded investment of CHF 36 million in 2Q18, seven loans with a recorded investment of CHF 40 million in 1Q18 and eight loans with a recorded investment of CHF 76 million in 6M18 within commercial and industrial loans, which had been restructured within the previous 12 months. In 2Q17 and 6M17, the Group did not experience a default on any loan that had been restructured within the previous 12 months.

19 Goodwill
Goodwill
2Q18	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	603	1,518	2,245	3,170	1,010	12	8,558
Foreign currency translation impact	12	45	40	14	19	0	130
Balance at end of period	615	1,563	2,285	3,184	1,029	12	8,688
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	615	1,563	1,513	465	641	0	4,797
6M18
Gross amount of goodwill (CHF million)
Balance at beginning of period	610	1,544	2,268	3,178	1,021	12	8,633
Foreign currency translation impact	5	19	17	6	8	0	55
Balance at end of period	615	1,563	2,285	3,184	1,029	12	8,688
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	615	1,563	1,513	465	641	0	4,797
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined in 2Q18 that a goodwill triggering event occurred for the Global Markets and Investment Banking & Capital Markets reporting units.
Based on its goodwill impairment analysis performed as of June 30, 2018, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of June 30, 2018.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its current five-year strategic business plan updated for full year forecasts based on June year-to-date results which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

20 Other assets and other liabilities
end of	2Q18	1Q18	4Q17
Other assets (CHF million)
Cash collateral on derivative instruments	7,488	6,330	5,141
Cash collateral on non-derivative transactions	909	510	490
Derivative instruments used for hedging	37	33	50
Assets held-for-sale	8,039	8,790	8,300
of which loans [1]	7,980	8,724	8,130
of which real estate [2]	58	66	141
of which long-lived assets	1	0	29
Assets held for separate accounts	182	186	190
Interest and fees receivable	5,160	4,746	4,669
Deferred tax assets	5,191	5,228	5,522
Prepaid expenses	606	478	379
Failed purchases	1,475	1,375	1,327
Defined benefit pension and post-retirement plan assets	2,504	2,389	2,170
Other	3,718	3,713	3,833
Other assets	35,309	33,778	32,071
Other liabilities (CHF million)
Cash collateral on derivative instruments	8,761	8,749	8,644
Cash collateral on non-derivative transactions	552	516	473
Derivative instruments used for hedging	2	16	99
Provisions	1,013	983	1,007
of which off-balance sheet risk	132	116	106
Restructuring liabilities	329	312	306
Liabilities held for separate accounts	182	186	190
Interest and fees payable	5,744	5,308	5,591
Current tax liabilities	666	720	700
Deferred tax liabilities	567	461	394
Failed sales	624	653	720
Defined benefit pension and post-retirement plan liabilities	546	543	541
Other	11,528	11,231	12,947
Other liabilities	30,514	29,678	31,612
1 Included as of the end of 2Q18, 1Q18 and 4Q17 were CHF 623 million, CHF 446 million and CHF 534 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 2Q18, 1Q18 and 4Q17, real estate held-for-sale included foreclosed or repossessed real estate of CHF 7 million, CHF 21 million and CHF 8 million, respectively, of which CHF 4 million, CHF 18 million and CHF 5 million, respectively were related to residental real estate.

21 Long-term debt
Long-term debt
end of	2Q18	1Q18	4Q17
Long-term debt (CHF million)
Senior	143,119	143,757	148,542
Subordinated	21,770	21,415	23,627
Non-recourse liabilities from consolidated VIEs	1,072	994	863
Long-term debt	165,961	166,166	173,032
of which reported at fair value	62,205	61,536	63,628
of which structured notes	49,734	49,032	51,465
Structured notes by product
end of	2Q18	1Q18	4Q17
Structured notes (CHF million)
Equity	33,363	30,760	32,059
Fixed income	12,841	13,827	14,471
Credit	3,170	4,188	4,678
Other	360	257	257
Total structured notes	49,734	49,032	51,465

22 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
2Q18 (CHF million)
Balance at beginning of period	(95)	(13,612)	21	(3,503)	491	(2,153)	(18,851)
Increase/(decrease)	(66)	562	(1)	1	0	733	1,229
Increase/(decrease) due to equity method investments	(4)	0	0	0	0	0	(4)
Reclassification adjustments, included in net income/(loss)	60	(2)	(7)	72	(29)	28	122
Total increase/(decrease)	(10)	560	(8)	73	(29)	761	1,347
Balance at end of period	(105)	(13,052)	13	(3,430)	462	(1,392)	(17,504)
1Q18 (CHF million)
Balance at beginning of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
Increase/(decrease)	(47)	(493)	(6)	10	0	384	(152)
Increase/(decrease) due to equity method investments	1	0	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	13	0	0	70	(31)	7	59
Cumulative effect of accounting changes, net of tax	0	0	(21)	0	0	0	(21)
Total increase/(decrease)	(33)	(493)	(27)	80	(31)	391	(113)
Balance at end of period	(95)	(13,612)	21	(3,503)	491	(2,153)	(18,851)
2Q17 (CHF million)
Balance at beginning of period	(39)	(12,591)	59	(4,175)	604	(1,081)	(17,223)
Increase/(decrease)	(8)	(1,096)	(5)	2	0	(628)	(1,735)
Increase/(decrease) due to equity method investments	0	1	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	18	0	0	80	(28)	(2)	68
Total increase/(decrease)	10	(1,095)	(5)	82	(28)	(630)	(1,666)
Balance at end of period	(29)	(13,686)	54	(4,093)	576	(1,711)	(18,889)
6M18 (CHF million)
Balance at beginning of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
Increase/(decrease)	(113)	69	(7)	11	0	1,117	1,077
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	73	(2)	(7)	142	(60)	35	181
Cumulative effect of accounting changes, net of tax	0	0	(21)	0	0	0	(21)
Total increase/(decrease)	(43)	67	(35)	153	(60)	1,152	1,234
Balance at end of period	(105)	(13,052)	13	(3,430)	462	(1,392)	(17,504)
6M17 (CHF million)
Balance at beginning of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
Increase/(decrease)	(16)	(1,615)	(7)	25	0	(1,141)	(2,754)
Increase/(decrease) due to equity method investments	0	1	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	22	23	0	160	(67)	(2)	136
Total increase/(decrease)	6	(1,591)	(7)	185	(67)	(1,143)	(2,617)
Balance at end of period	(29)	(13,686)	54	(4,093)	576	(1,711)	(18,889)

Details on significant reclassification adjustments
in	2Q18	1Q18	2Q17	6M18	6M17
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	(2)	0	0	(2)	23	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	90	88	100	178	200
Tax expense/(benefit)	(18)	(18)	(20)	(36)	(40)
Net of tax	72	70	80	142	160
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(37)	(39)	(36)	(76)	(86)
Tax expense	8	8	8	16	19
Net of tax	(29)	(31)	(28)	(60)	(67)
1
Includes net releases of CHF 23 million on the sale of Credit Suisse (Monaca) S.A.M. in 1Q17. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 26 – Pension and other post-retirement benefits" for further information.
Additional share information
	2Q18		1Q18		2Q17		6M18		6M17
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,089,897,378		2,556,011,720		2,089,897,378
Issuance of common shares	0		0		466,114,342		0		466,114,342
Balance at end of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720
Treasury shares
Balance at beginning of period	(16,413,030)		(5,757,666)		(6,308,347)		(5,757,666)		0
Sale of treasury shares	173,383,973		197,832,217		240,261,524		371,216,190		405,721,747
Repurchase of treasury shares	(205,279,026)		(210,060,139)		(273,705,085)		(415,339,165)		(446,572,454)
Share-based compensation	42,340,132		1,572,558		37,009,421		43,912,690		38,108,220
Balance at end of period	(5,967,951)		(16,413,030)		(2,742,487)		(5,967,951)		(2,742,487)
Common shares outstanding
Balance at end of period	2,550,043,769	[1]	2,539,598,690	[1]	2,553,269,233	[1]	2,550,043,769	[1]	2,553,269,233	[1]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

23 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under the International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 27 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for a bifurcatable hybrid debt instrument which the Group did not elect to account for at fair value. However, this bifurcated embedded derivative is not subject to an enforceable master netting agreement and is not recorded as a derivative instrument under trading assets and liabilities or other assets and other liabilities. Information on this bifurcated embedded derivative has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
end of	2Q18		4Q17
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	3.7	3.4	2.5	1.8
OTC	71.7	66.9	83.3	79.0
Exchange-traded	0.3	0.4	0.1	0.2
Interest rate products	75.7	70.7	85.9	81.0
OTC-cleared	0.5	0.4	0.2	0.2
OTC	35.1	39.7	29.1	34.6
Exchange-traded	0.0	0.1	0.0	0.0
Foreign exchange products	35.6	40.2	29.3	34.8
OTC	11.2	10.6	11.7	11.7
Exchange-traded	9.9	11.8	9.2	9.8
Equity/index-related products	21.1	22.4	20.9	21.5
OTC-cleared	2.9	3.2	3.6	3.8
OTC	3.6	4.6	3.9	4.7
Credit derivatives	6.5	7.8	7.5	8.5
OTC	0.7	0.6	1.4	0.9
Other products [1]	0.7	0.6	1.4	0.9
OTC-cleared	7.1	7.0	6.3	5.8
OTC	122.3	122.4	129.4	130.9
Exchange-traded	10.2	12.3	9.3	10.0
Total gross derivatives subject to enforceable master netting agreements	139.6	141.7	145.0	146.7
Offsetting (CHF billion)
OTC-cleared	(6.7)	(6.8)	(5.7)	(5.4)
OTC	(108.0)	(113.5)	(114.5)	(122.1)
Exchange-traded	(9.5)	(10.8)	(8.6)	(9.6)
Offsetting	(124.2)	(131.1)	(128.8)	(137.1)
of which counterparty netting	(109.8)	(109.8)	(113.8)	(113.8)
of which cash collateral netting	(14.4)	(21.3)	(15.0)	(23.3)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.4	0.2	0.6	0.4
OTC	14.3	8.9	14.9	8.8
Exchange-traded	0.7	1.5	0.7	0.4
Total net derivatives subject to enforceable master netting agreements	15.4	10.6	16.2	9.6
Total derivatives not subject to enforceable master netting agreements [2]	4.2	4.6	3.4	5.2
Total net derivatives presented in the consolidated balance sheets	19.6	15.2	19.6	14.8
of which recorded in trading assets and trading liabilities	19.6	15.2	19.6	14.7
of which recorded in other assets and other liabilities	0.0	0.0	0.0	0.1
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of June 30, 2018 and December 31, 2017. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2Q18				4Q17
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	84.6	(21.9)	62.7		89.4	(28.8)	60.6
Securities borrowing transactions	21.6	(5.1)	16.5		18.7	(5.0)	13.7
Total subject to enforceable master netting agreements	106.2	(27.0)	79.2		108.1	(33.8)	74.3
Total not subject to enforceable master netting agreements [1]	38.4	–	38.4		41.0	–	41.0
Total	144.6	(27.0)	117.6	[2]	149.1	(33.8)	115.3	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 75,706 million and CHF 77,498 million of the total net amount as of the end of 2Q18 and 4Q17, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2Q18				4Q17
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	38.9	(24.7)	14.2		49.4	(31.5)	17.9
Securities lending transactions	6.2	(2.3)	3.9		7.1	(2.3)	4.8
Obligation to return securities received as collateral, at fair value	43.6	0.0	43.6		37.0	0.0	37.0
Total subject to enforceable master netting agreements	88.7	(27.0)	61.7		93.5	(33.8)	59.7
Total not subject to enforceable master netting agreements [1]	3.7	–	3.7		4.9	–	4.9
Total	92.4	(27.0)	65.4		98.4	(33.8)	64.6
of which securities sold under repurchase agreements and securities lending transactions	46.9	(27.0)	19.9	[2]	60.3	(33.8)	26.5	[2]
of which obligation to return securities received as collateral, at fair value	45.5	0.0	45.5		38.1	0.0	38.1
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 9,457 million and CHF 15,262 million of the total net amount as of the end of 2Q18 and 4Q17, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	2Q18						4Q17
	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	15.4	4.9		0.0		10.5	16.2	5.2		0.0		11.0
Securities purchased under resale agreements	62.7	62.7		0.0		0.0	60.6	60.6		0.0		0.0
Securities borrowing transactions	16.5	16.0		0.0		0.5	13.7	13.2		0.0		0.5
Total financial assets subject to enforceable master netting agreements	94.6	83.6		0.0		11.0	90.5	79.0		0.0		11.5
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.6	1.7		0.0		8.9	9.6	2.1		0.0		7.5
Securities sold under repurchase agreements	14.2	14.2		0.0		0.0	17.9	17.9		0.0		0.0
Securities lending transactions	3.9	3.4		0.0		0.5	4.8	4.4		0.0		0.4
Obligation to return securities received as collateral, at fair value	43.6	39.2		0.0		4.4	37.0	32.7		0.0		4.3
Total financial liabilities subject to enforceable master netting agreements	72.3	58.5		0.0		13.8	69.3	57.1		0.0		12.2
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

24 Tax
The 2Q18 income tax expense of CHF 398 million includes the impact of the ongoing re-assessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2018, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.1 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 20 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2013; Switzerland – 2011; the US – 2010; the UK – 2009; and the Netherlands – 2006.
Effective tax rate
in	2Q18	1Q18	2Q17	6M18	6M17
Effective tax rate (%)	37.8	34.3	47.4	36.1	28.3
Tax expense reconciliation
in	2Q18
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	231
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(1)
Other non-deductible expenses	120
Changes in deferred tax valuation allowance	13
Lower taxed income	(34)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	(5)
Other	74
Income tax expense	398
Foreign tax rate differential
2Q18 included a foreign tax benefit of CHF 1 million in respect of earnings in lower tax jurisdictions, such as Singapore, partially offset by earnings in higher tax jurisdictions, such as the US.
Other non-deductible expenses
2Q18 included the impact of CHF 116 million relating to the non-deductible interest expenses and non-deductible bank levy costs and CHF 4 million relating to other non-deductible expenses relating to a litigation matter.
Changes in deferred tax valuation allowance
2Q18 included the impact of the increase of valuation allowances of CHF 67 million mainly in respect of two of the Group’s operating entities, one in the UK and one in Asia, and a decrease of valuation allowances of CHF 54 million mainly in respect of one of the Group’s operating entities in the UK related to estimated current year earnings.
Lower taxed income
2Q18 primarily included the impacts of CHF 18 million related to non-taxable life insurance income and a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 14 million.

Other
2Q18 included a tax expense of CHF 38 million from an adverse earnings mix in one of the Group’s operating entities in Switzerland, a tax expense of CHF 36 million relating to own-credit valuation movements and a tax expense of CHF 6 million relating to the increase of tax contingency accruals. The remaining balance included various smaller items.
Net deferred tax assets
end of	2Q18	1Q18
Net deferred tax assets (CHF million)
Deferred tax assets	5,191	5,228
of which net operating losses	1,798	2,046
of which deductible temporary differences	3,393	3,182
Deferred tax liabilities	(567)	(461)
Net deferred tax assets	4,624	4,767
25 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, Contingent Capital share awards, Capital Opportunity Facility awards and other cash awards.
> Refer to “Note 28 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q18 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	2Q18	1Q18	2Q17	6M18	6M17
Deferred compensation expense (CHF million)
Share awards	130	148	130	278	276
Performance share awards	92	109	87	201	185
Contingent Capital Awards	42	52	65	94	150
Contingent Capital share awards	0	1	6	1	11
Capital Opportunity Facility awards	3	3	3	6	7
2008 Partner Asset Facility awards [1]	0	0	0	0	7
Other cash awards	71	54	87	125	182
Total deferred compensation expense	338	367	378	705	818
1 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2Q18
Estimated unrecognized compensation expense (CHF million)
Share awards	736
Performance share awards	363
Contingent Capital Awards	244
Contingent Capital share awards	1
Other cash awards	284
Total	1,628

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
2Q18 activity
In 2Q18, the Group granted deferred fixed cash compensation of CHF 98 million to certain employees in the Americas. This compensation will be expensed in the Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a three-year period from the grant date. Amortization of this compensation totaled CHF 33 million in 2Q18.

Share-based award activity
	2Q18			6M18
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	119.0	80.1	8.4	84.9	54.2	8.4
Granted	0.9	0.0	0.0	38.5	26.5	0.0
Settled	(33.8)	(25.9)	(4.8)	(36.6)	(25.9)	(4.8)
Forfeited	(0.6)	(0.2)	0.0	(1.3)	(0.8)	0.0
Balance at end of period	85.5	54.0	3.6	85.5	54.0	3.6
of which vested	8.7	3.8	0.6	8.7	3.8	0.6
of which unvested	76.8	50.2	3.0	76.8	50.2	3.0
26 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
The Group expects to contribute CHF 432 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2018. As of the end of 2Q18, CHF 251 million of contributions have been made.
Components of net periodic benefit costs
in	2Q18	1Q18	2Q17	6M18	6M17
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	65	65	67	130	133
Interest costs on benefit obligation	39	39	36	78	73
Expected return on plan assets	(150)	(149)	(151)	(299)	(303)
Amortization of recognized prior service cost/(credit)	(31)	(32)	(33)	(63)	(65)
Amortization of recognized actuarial losses	90	89	100	179	201
Settlement losses/(gains)	0	(1)	0	(1)	(1)
Curtailment losses/(gains)	(6)	(7)	(8)	(13)	(26)
Special termination benefits	10	7	4	17	4
Net periodic benefit costs	17	11	15	28	16
Service costs on benefit obligation are reflected in compensation and benefits and restructuring expenses. Other components of net periodic benefit costs are reflected in general and administrative expenses and restructuring expenses.

27 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 30 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2Q18	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	10,168.2	2.4	2.5	0.0	0.0	0.0
Swaps	14,920.1	53.0	49.0	49.5	0.1	0.2
Options bought and sold (OTC)	2,584.0	20.6	19.7	0.0	0.0	0.0
Futures	788.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1,236.7	0.3	0.4	0.0	0.0	0.0
Interest rate products	29,697.1	76.3	71.6	49.5	0.1	0.2
Forwards	1,289.5	13.4	14.0	12.6	0.1	0.0
Swaps	526.9	17.8	21.2	0.0	0.0	0.0
Options bought and sold (OTC)	439.8	5.8	6.0	0.7	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.2	0.0	0.1	0.0	0.0	0.0
Foreign exchange products	2,270.7	37.0	41.3	13.3	0.1	0.0
Forwards	2.3	0.1	0.1	0.0	0.0	0.0
Swaps	187.7	4.1	4.6	0.0	0.0	0.0
Options bought and sold (OTC)	224.0	8.0	7.3	0.0	0.0	0.0
Futures	37.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	410.7	10.0	12.0	0.0	0.0	0.0
Equity/index-related products	862.6	22.2	24.0	0.0	0.0	0.0
Credit derivatives [2]	462.6	6.7	8.1	0.0	0.0	0.0
Forwards	6.0	0.0	0.0	0.0	0.0	0.0
Swaps	18.7	1.3	1.0	0.0	0.0	0.0
Options bought and sold (OTC)	8.2	0.1	0.1	0.0	0.0	0.0
Futures	12.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.3	0.0	0.0	0.0	0.0	0.0
Other products [3]	46.7	1.4	1.1	0.0	0.0	0.0
Total derivative instruments	33,339.7	143.6	146.1	62.8	0.2	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 33,402.5 billion, CHF 143.8 billion and CHF 146.3 billion, respectively, as of June 30, 2018.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q17	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,509.3	1.2	1.2	0.0	0.0	0.0
Swaps	13,047.8	60.4	56.6	46.8	0.2	0.2
Options bought and sold (OTC)	2,374.5	25.2	24.0	0.0	0.0	0.0
Futures	547.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	419.2	0.2	0.3	0.0	0.0	0.0
Interest rate products	24,898.6	87.0	82.1	46.8	0.2	0.2
Forwards	1,387.9	10.7	11.1	13.3	0.0	0.2
Swaps	581.1	15.2	19.9	0.0	0.0	0.0
Options bought and sold (OTC)	414.8	4.6	4.8	2.1	0.0	0.0
Futures	13.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,402.2	30.5	35.8	15.4	0.0	0.2
Forwards	0.9	0.0	0.1	0.0	0.0	0.0
Swaps	198.7	3.8	4.9	0.0	0.0	0.0
Options bought and sold (OTC)	221.3	8.3	7.9	0.0	0.0	0.0
Futures	32.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	373.2	9.3	10.3	0.0	0.0	0.0
Equity/index-related products	826.9	21.4	23.2	0.0	0.0	0.0
Credit derivatives [2]	524.9	7.7	8.9	0.0	0.0	0.0
Forwards	7.0	0.0	0.1	0.0	0.0	0.0
Swaps	17.9	1.5	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	10.1	0.1	0.0	0.0	0.0	0.0
Futures	15.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.0	0.0	0.0	0.0	0.0
Other products [3]	52.7	1.6	1.5	0.0	0.0	0.0
Total derivative instruments	28,705.3	148.2	151.5	62.2	0.2	0.4
The notional amount, PRV and NRV (trading and hedging) was CHF 28,767.5 billion, CHF 148.4 billion and CHF 151.9 billion, respectively, as of December 31, 2017.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 23 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Fair value hedges
in	2Q18	1Q18	2Q17	6M18	6M17
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(106)	(649)	282	(755)	31
Total	(106)	(649)	282	(755)	31
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	100	690	(301)	790	(44)
Total	100	690	(301)	790	(44)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(6)	41	(19)	35	(13)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2Q18	1Q18	2Q17	6M18	6M17
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(31)	(61)	8	(92)	1
Foreign exchange products	(79)	3	(26)	(76)	(30)
Total	(110)	(58)	(18)	(168)	(29)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	(24)	(16)	(2)	(40)	(2)
Foreign exchange products [2,3]	(42)	0	(16)	(42)	(20)
Total	(66)	(16)	(18)	(82)	(22)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(1)	(1)	(2)	(2)	1
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
As of the end of 2Q18, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was four years.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 64 million.
Net investment hedges
in	2Q18	1Q18	2Q17	6M18	6M17
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	141	17	133	158	(54)
Total	141	17	133	158	(54)
Represents gains/(losses) on effective portion.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	2Q18				4Q17
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	4.3	0.1	0.9	5.3	5.4	0.1	1.2	6.7
Collateral posted	3.3	0.1	–	3.4	4.4	0.1	–	4.5
Impact of a one-notch downgrade event	0.2	0.0	0.0	0.2	0.2	0.1	0.1	0.4
Impact of a two-notch downgrade event	0.8	0.2	0.3	1.3	0.9	0.2	0.5	1.6
Impact of a three-notch downgrade event	0.9	0.3	0.5	1.7	1.0	0.4	0.7	2.1
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 10.2 billion and CHF 6.7 billion as of the end of 2Q18 and 4Q17, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2Q18							4Q17
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(49.5)	46.3		(3.2)	14.7		0.5	(57.6)	53.8		(3.8)	15.3		0.9
Non-investment grade	(26.0)	23.0		(3.0)	16.4		0.1	(28.2)	25.5		(2.7)	14.3		0.5
Total single-name instruments	(75.5)	69.3		(6.2)	31.1		0.6	(85.8)	79.3		(6.5)	29.6		1.4
of which sovereign	(17.8)	16.1		(1.7)	5.9		(0.3)	(21.0)	19.2		(1.8)	6.2		0.2
of which non-sovereign	(57.7)	53.2		(4.5)	25.2		0.9	(64.8)	60.1		(4.7)	23.4		1.2
Multi-name instruments (CHF billion)
Investment grade [2]	(94.5)	92.3		(2.2)	41.1		0.0	(107.1)	104.7		(2.4)	59.3		0.7
Non-investment grade	(20.3)	20.1		(0.2)	8.2	[3]	0.7	(21.0)	19.6		(1.4)	12.0	[3]	0.9
Total multi-name instruments	(114.8)	112.4		(2.4)	49.3		0.7	(128.1)	124.3		(3.8)	71.3		1.6
of which sovereign	(0.2)	0.2		0.0	0.0		0.0	(0.3)	0.3		0.0	0.3		0.0
of which non-sovereign	(114.6)	112.2		(2.4)	49.3		0.7	(127.8)	124.0		(3.8)	71.0		1.6
Total instruments (CHF billion)
Investment grade [2]	(144.0)	138.6		(5.4)	55.8		0.5	(164.7)	158.5		(6.2)	74.6		1.6
Non-investment grade	(46.3)	43.1		(3.2)	24.6		0.8	(49.2)	45.1		(4.1)	26.3		1.4
Total instruments	(190.3)	181.7		(8.6)	80.4		1.3	(213.9)	203.6		(10.3)	100.9		3.0
of which sovereign	(18.0)	16.3		(1.7)	5.9		(0.3)	(21.3)	19.5		(1.8)	6.5		0.2
of which non-sovereign	(172.3)	165.4		(6.9)	74.5		1.6	(192.6)	184.1		(8.5)	94.4		2.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2Q18	4Q17
Credit derivatives (CHF billion)
Credit protection sold	190.3	213.9
Credit protection purchased	181.7	203.6
Other protection purchased	80.4	100.9
Other instruments [1]	10.2	6.5
Total credit derivatives	462.6	524.9
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2Q18 (CHF billion)
Single-name instruments	14.4	56.7	4.4	75.5
Multi-name instruments	23.7	71.0	20.1	114.8
Total instruments	38.1	127.7	24.5	190.3
4Q17 (CHF billion)
Single-name instruments	21.6	59.4	4.8	85.8
Multi-name instruments	31.2	79.9	17.0	128.1
Total instruments	52.8	139.3	21.8	213.9
28 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2017 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q18 (CHF million)
Credit guarantees and similar instruments	2,212	1,135	3,347	3,134		3	1,554
Performance guarantees and similar instruments	5,066	1,971	7,037	6,095		47	2,809
Derivatives [2]	18,267	6,219	24,486	24,486		445	–	[3]
Other guarantees	4,977	2,097	7,074	7,066		54	4,255
Total guarantees	30,522	11,422	41,944	40,781		549	8,618
4Q17 (CHF million)
Credit guarantees and similar instruments	1,817	1,269	3,086	2,837		12	1,603
Performance guarantees and similar instruments	4,931	2,212	7,143	6,216		44	3,012
Derivatives [2]	15,520	8,984	24,504	24,504		403	–	[3]
Other guarantees	4,461	2,217	6,678	6,673		47	3,833
Total guarantees	26,729	14,682	41,411	40,230		506	8,448
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2017 to June 30, 2018 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2018 to June 30, 2019, the Group’s share in this deposit insurance guarantee program based on FINMA’s estimate will be CHF 0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first six months of 2018, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not material. The balance of outstanding repurchase claims as of the end of 2Q18 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 32 – Litigation” for further information.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2017 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2017 for a description of these commitments.
Other commitments
end of	2Q18						4Q17
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,231	390	5,621	5,301		3,499	4,976	115	5,091	5,000		3,218
Irrevocable loan commitments [2]	25,834	90,804	116,638	111,328		50,786	24,296	82,105	106,401	101,270		42,307
Forward reverse repurchase agreements	170	0	170	170		170	12	0	12	12		12
Other commitments	432	229	661	661		1	219	128	347	347		0
Total other commitments	31,667	91,423	123,090	117,460		54,456	29,503	82,348	111,851	106,629		45,537
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 115,633 million and CHF 108,663 million of unused credit limits as of the end of 2Q18 and 4Q17 respectively, which were revocable at the Group's sole discretion upon notice to the client.

29 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial papers (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M18 and 6M17 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group maintained continuing involvement from the time of the transaction, regardless of when the securitization occurred.
Securitizations
in	6M18	6M17
Gains and cash flows (CHF million)
CMBS
Net gain [1]	7	34
Proceeds from transfer of assets	3,568	2,917
Cash received on interests that continue to be held	23	18
RMBS
Net gain/(loss) [1]	(4)	6
Proceeds from transfer of assets	16,765	5,807
Purchases of previously transferred financial assets or its underlying collateral	(1)	(2)	[2]
Servicing fees	1	1
Cash received on interests that continue to be held	406	146
Other asset-backed financings
Net gain [1]	58	24
Proceeds from transfer of assets	3,950	3,404
Purchases of previously transferred financial assets or its underlying collateral [3]	(232)	(209)	[2]
Fees [4]	67	56
Cash received on interests that continue to be held	1	1
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Line item was omitted in 6M17.
3 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.
4 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2017 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q18 and 4Q17, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q18	4Q17
CHF million
CMBS
Principal amount outstanding	23,938	19,918
Total assets of SPE	37,020	31,586
RMBS
Principal amount outstanding	47,792	35,645
Total assets of SPE	48,862	36,770
Other asset-backed financings
Principal amount outstanding	24,176	20,916
Total assets of SPE	45,550	39,330
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 30 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	6M18							6M17
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			463				2,626			60				637
of which level 2			463				2,542			60				538
of which level 3			0				84			0				99
Weighted-average life, in years			5.7				7.6			7.7				9.5
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.5	–	13.5			–	[2]	6.7	–	16.8
Cash flow discount rate (rate per annum), in % [3]	3.6	–	9.8		3.0	–	13.2	2.9	–	3.0		2.3	–	11.7
Expected credit losses (rate per annum), in % [4]	1.8	–	1.8		2.8	–	5.5	0.0	–	0.0		3.2	–	3.7
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q18 and 4Q17.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2Q18											4Q17
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			709				2,748			159				579				1,985			665
of which non-investment grade			90				709			9				100				508			50
Weighted-average life, in years			5.4				8.1			5.8				4.7				8.1			6.4
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	20.0			–				–		1.0	–	25.0			–
Impact on fair value from 10% adverse change			–				(29.2)			–				–				(35.0)			–
Impact on fair value from 20% adverse change			–				(56.4)			–				–				(68.1)			–
Cash flow discount rate (rate per annum), in % [4]	3.1	–	12.6		2.9	–	29.4	0.9	–	21.2		2.7	–	12.3		1.9	–	30.6	1.0	–	21.2
Impact on fair value from 10% adverse change			(13.9)				(60.8)			(1.8)				(8.8)				(49.2)			(12.4)
Impact on fair value from 20% adverse change			(27.3)				(118.3)			(3.5)				(17.0)				(95.3)			(24.5)
Expected credit losses (rate per annum), in % [5]	0.5	–	9.7		0.9	–	26.6	0.7	–	21.2		0.6	–	6.3		0.5	–	28.2	0.7	–	21.2
Impact on fair value from 10% adverse change			(5.0)				(25.3)			(1.5)				(3.9)				(23.6)			(6.6)
Impact on fair value from 20% adverse change			(10.0)				(49.4)			(2.9)				(7.8)				(46.1)			(12.9)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q18 and 4Q17.
> Refer to “Note 31 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q18	4Q17
CHF million
Other asset-backed financings
Trading assets	213	347
Other assets	0	48
Liability to SPE, included in other liabilities	(213)	(395)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group's default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 2Q18 and 4Q17.

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2Q18	4Q17
CHF billion
Government debt securities	24.3	31.4
Corporate debt securities	12.3	15.1
Asset-backed securities	2.8	5.0
Other	0.2	0.6
Securities sold under repurchase agreements	39.6	52.1
Government debt securities	2.6	2.7
Corporate debt securities	0.4	0.4
Equity securities	4.0	4.8
Other	0.3	0.3
Securities lending transactions	7.3	8.2
Government debt securities	1.3	1.8
Corporate debt securities	0.6	0.6
Asset-backed securities	0.1	0.0
Equity securities	43.5	35.6
Other	0.0	0.1
Obligation to return securities received as collateral, at fair value	45.5	38.1
Total	92.4	98.4
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2Q18 (CHF billion)
Securities sold under repurchase agreements	7.6		21.9		5.4	4.7	39.6
Securities lending transactions	4.7		2.4		0.2	0.0	7.3
Obligation to return securities received as collateral, at fair value	45.3		0.0		0.2	0.0	45.5
Total	57.6		24.3		5.8	4.7	92.4
4Q17 (CHF billion)
Securities sold under repurchase agreements	7.2		32.5		5.2	7.2	52.1
Securities lending transactions	5.7		2.2		0.0	0.3	8.2
Obligation to return securities received as collateral, at fair value	37.9		0.0		0.0	0.2	38.1
Total	50.8		34.7		5.2	7.7	98.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2017 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
In 2Q16, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 130 days as of the end of 2Q18. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement, commercial paper, credit card receivables and car loans.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q18 and 4Q17.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2Q18 (CHF million)
Cash and due from banks	34	0	75	68	53	10	240
Trading assets	56	0	106	147	929	14	1,252
Investment securities	0	0	679	0	0	0	679
Other investments	0	0	0	199	1,127	284	1,610
Net loans	0	0	32	0	20	247	299
Premises and equipment	0	0	0	0	126	0	126
Other assets	371	10	925	12	46	675	2,039
of which loans held-for-sale	370	0	144	0	3	0	517
Total assets of consolidated VIEs	461	10	1,817	426	2,301	1,230	6,245
Trading liabilities	1	0	0	0	2	0	3
Long-term debt	173	0	838	0	26	35	1,072
Other liabilities	1	0	1	8	110	100	220
Total liabilities of consolidated VIEs	175	0	839	8	138	135	1,295
4Q17 (CHF million)
Cash and due from banks	22	0	96	32	70	12	232
Trading assets	17	0	10	179	1,122	20	1,348
Investment securities	0	0	381	0	0	0	381
Other investments	0	0	0	350	1,197	286	1,833
Net loans	0	0	0	3	21	243	267
Premises and equipment	0	0	0	0	151	0	151
Other assets	83	4	1,070	21	32	1,188	2,398
of which loans held-for-sale	83	0	152	0	3	0	238
Total assets of consolidated VIEs	122	4	1,557	585	2,593	1,749	6,610
Trading liabilities	0	0	0	0	3	0	3
Long-term debt	51	0	752	0	26	34	863
Other liabilities	0	0	1	26	111	66	204
Total liabilities of consolidated VIEs	51	0	753	26	140	100	1,070
Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2017 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
2Q18 (CHF million)
Trading assets	159	5,829	900	207	2,839	9,934
Net loans	312	1,375	2,111	4,040	1,092	8,930
Other assets	5	12	111	0	458	586
Total variable interest assets	476	7,216	3,122	4,247	4,389	19,450
Maximum exposure to loss	476	8,880	3,122	7,293	5,203	24,974
Total assets of non-consolidated VIEs	6,517	83,744	92,329	18,825	41,654	243,069
4Q17 (CHF million)
Trading assets	746	4,573	1,014	224	2,388	8,945
Net loans	620	1,563	2,438	4,591	328	9,540
Other assets	9	11	67	1	437	525
Total variable interest assets	1,375	6,147	3,519	4,816	3,153	19,010
Maximum exposure to loss	1,375	7,617	3,526	7,061	4,079	23,658
Total assets of non-consolidated VIEs	15,874	64,839	66,703	16,270	35,198	198,884
30 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	185	0	–		–		185
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	75,706	0	–		–		75,706
Debt	1,126	858	0	–		–		1,984
of which corporates	0	764	0	–		–		764
Equity	43,389	140	9	–		–		43,538
Securities received as collateral	44,515	998	9	–		–		45,522
Debt	24,772	40,650	2,161	–		12		67,595
of which foreign governments	24,521	3,688	219	–		–		28,428
of which corporates	123	9,874	1,233	–		12		11,242
of which RMBS	0	22,228	446	–		–		22,674
of which CMBS	0	3,191	20	–		–		3,211
of which CDO	4	1,450	108	–		–		1,562
Equity	39,705	2,841	182	–		1,026		43,754
Derivatives	7,130	133,357	3,116	(124,039)		–		19,564
of which interest rate products	2,451	73,145	707	–		–		–
of which foreign exchange products	350	36,435	231	–		–		–
of which equity/index-related products	4,327	17,175	747	–		–		–
of which credit derivatives	0	5,913	745	–		–		–
Other	1,965	572	2,136	–		–		4,673
Trading assets	73,572	177,420	7,595	(124,039)		1,038		135,586
Debt	99	2,079	153	–		–		2,331
of which foreign governments	99	1,141	0	–		–		1,240
of which corporates	0	410	0	–		–		410
of which RMBS	0	526	151	–		–		677
of which CMBS	0	0	2	–		–		2
Investment securities	99	2,079	153	–		–		2,331
Private equity	0	0	23	–		407		430
of which equity funds	0	0	23	–		147		170
Hedge funds	0	0	0	–		194		194
of which debt funds	0	0	0	–		121		121
Other equity investments	22	85	124	–		1,083		1,314
of which private	22	84	96	–		1,083		1,285
Life finance instruments	0	0	1,201	–		–		1,201
Other investments	22	85	1,348	–		1,684		3,139
Loans	0	11,527	4,184	–		–		15,711
of which commercial and industrial loans	0	4,140	1,859	–		–		5,999
of which financial institutions	0	5,026	1,426	–		–		6,452
Other intangible assets (mortgage servicing rights)	0	0	151	–		–		151
Other assets	75	8,293	1,560	(185)		–		9,743
of which loans held-for-sale	0	6,281	1,355	–		–		7,636
Total assets at fair value	118,283	276,293	15,000	(124,224)		2,722		288,074
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	169	0	–		–		169
Customer deposits	0	2,941	466	–		–		3,407
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	9,457	0	–		–		9,457
Debt	1,126	858	0	–		–		1,984
of which corporates	0	764	0	–		–		764
Equity	43,389	140	9	–		–		43,538
Obligation to return securities received as collateral	44,515	998	9	–		–		45,522
Debt	4,297	4,214	41	–		–		8,552
of which foreign governments	4,272	326	0	–		–		4,598
of which corporates	6	3,779	41	–		–		3,826
Equity	18,744	242	54	–		2		19,042
Derivatives	8,122	135,036	2,948	(130,924)		–		15,182
of which interest rate products	2,749	68,649	230	–		–		–
of which foreign exchange products	326	40,835	159	–		–		–
of which equity/index-related products	5,045	17,806	1,129	–		–		–
of which credit derivatives	0	7,165	900	–		–		–
Trading liabilities	31,163	139,492	3,043	(130,924)		2		42,776
Short-term borrowings	0	10,010	1,665	–		–		11,675
Long-term debt	0	49,242	12,963	–		–		62,205
of which treasury debt over two years	0	899	0	–		–		899
of which structured notes over one year and up to two years	0	7,088	543	–		–		7,631
of which structured notes over two years	0	29,659	12,155	–		–		41,814
of which other debt instruments over two years	0	2,664	108	–		–		2,772
of which other subordinated bonds	0	5,062	1	–		–		5,063
of which non-recourse liabilities	0	1,033	39	–		–		1,072
Other liabilities	0	6,870	1,096	(216)		–		7,750
of which failed sales	0	465	99	–		–		564
Total liabilities at fair value	75,678	219,179	19,242	(131,140)		2		182,961
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	212	0	–		–		212
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	77,498	0	–		–		77,498
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	29,828	40,645	2,292	–		–		72,765
of which foreign governments	29,561	4,256	270	–		–		34,087
of which corporates	179	10,231	1,412	–		–		11,822
of which RMBS	0	21,399	320	–		–		21,719
of which CMBS	0	2,501	16	–		–		2,517
of which CDO	0	2,255	126	–		–		2,381
Equity	51,025	3,481	163	–		1,053		55,722
Derivatives	3,577	141,347	3,289	(128,592)		–		19,621
of which interest rate products	1,219	84,932	801	–		–		–
of which foreign exchange products	19	30,302	188	–		–		–
of which equity/index-related products	2,338	18,251	833	–		–		–
of which credit derivatives	0	7,107	634	–		–		–
Other	2,922	2,294	3,010	–		–		8,226
Trading assets	87,352	187,767	8,754	(128,592)		1,053		156,334
Debt	244	1,780	42	–		–		2,066
of which foreign governments	97	1,139	0	–		–		1,236
of which corporates	0	238	0	–		–		238
of which RMBS	0	167	40	–		–		207
of which CMBS	0	171	2	–		–		173
Equity	6	119	0	–		–		125
Investment securities	250	1,899	42	–		–		2,191
Private equity	0	0	29	–		351		380
of which equity funds	0	0	22	–		141		163
Hedge funds	0	0	0	–		391		391
of which debt funds	0	0	0	–		239		239
Other equity investments	25	9	271	–		1,122		1,427
of which private	18	9	271	–		1,122		1,420
Life finance instruments	0	7	1,301	–		–		1,308
Other investments	25	16	1,601	–		1,864		3,506
Loans	0	10,777	4,530	–		–		15,307
of which commercial and industrial loans	0	3,437	2,207	–		–		5,644
of which financial institutions	0	4,890	1,480	–		–		6,370
Other intangible assets (mortgage servicing rights)	0	0	158	–		–		158
Other assets	101	7,570	1,511	(164)		–		9,018
of which loans held-for-sale	0	5,800	1,350	–		–		7,150
Total assets at fair value	124,425	287,070	16,642	(128,756)		2,917		302,298
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	197	0	–		–		197
Customer deposits	0	3,056	455	–		–		3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	15,262	0	–		–		15,262
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Obligation to return securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	5,160	4,139	2	–		–		9,301
of which foreign governments	5,108	746	0	–		–		5,854
of which corporates	12	3,334	2	–		–		3,348
Equity	14,217	883	55	–		9		15,164
Derivatives	3,731	144,615	3,169	(136,861)		–		14,654
of which interest rate products	1,254	80,534	317	–		–		–
of which foreign exchange products	8	35,707	100	–		–		–
of which equity/index-related products	2,468	19,459	1,301	–		–		–
of which credit derivatives	0	7,982	898	–		–		–
Trading liabilities	23,108	149,637	3,226	(136,861)		9		39,119
Short-term borrowings	0	10,174	845	–		–		11,019
Long-term debt	0	51,127	12,501	–		–		63,628
of which treasury debt over two years	0	936	0	–		–		936
of which structured notes over one year and up to two years	0	6,216	149	–		–		6,365
of which structured notes over two years	0	32,782	12,259	–		–		45,041
of which other debt instruments over two years	0	2,221	61	–		–		2,282
of which other subordinated bonds	0	5,567	0	–		–		5,567
of which non-recourse liabilities	0	833	30	–		–		863
Other liabilities	0	7,379	1,478	(233)		–		8,624
of which failed sales	0	439	223	–		–		662
Total liabilities at fair value	59,805	238,163	18,551	(137,094)		9		179,434
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 6M18, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were mainly in exchange-traded derivatives and equity securities as prices became observable. The transfers from trading liabilities were primarily in exchange-traded derivatives as prices became observable.
In 6M18, transfers out of level 1 to level 2 were primarily from trading assets, mainly in equity and debt securities, for which suitable closing prices were unobtainable as of the end of 6M18, and trading liabilities, mainly in equity securities, for which suitable closing prices were unobtainable as of the end of 6M18.
Transfers between level 1 and level 2
in	6M18			6M17
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2		Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Securities received as collateral	8	19		0	137
Debt	42	108		7	206
Equity	521	182		663	161
Derivatives	2,551	1		2,287	0
Trading assets	3,114	291		2,957	367
Liabilities (CHF million)
Obligations to return securities received as collateral	8	19	.	0	137
Debt	13	2		0	44
Equity	41	97		49	78
Derivatives	2,837	18		2,594	32
Trading liabilities	2,891	117		2,643	154

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M18	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	58	(80)	0	0	0		0	0		0	0		0	0	9
Debt	2,292	514	(425)	1,503	(1,540)	0	0	(10)		(165)	0		(4)	0		0	(4)	2,161
of which corporates	1,412	305	(279)	1,181	(1,289)	0	0	(9)		(97)	0		(4)	0		0	13	1,233
of which RMBS	320	161	(120)	289	(146)	0	0	(1)		(64)	0		0	0		0	7	446
of which CMBS	16	20	(1)	3	(13)	0	0	0		(5)	0		0	0		0	0	20
of which CDO	126	14	(13)	16	(36)	0	0	0		(1)	0		0	0		0	2	108
Equity	163	40	(22)	39	(81)	0	0	(3)		45	0		(1)	0		0	2	182
Derivatives	3,289	167	(182)	0	0	786	(651)	(26)		(267)	0		0	0		0	0	3,116
of which interest rate products	801	11	(22)	0	0	61	(45)	0		(92)	0		0	0		0	(7)	707
of which equity/index-related products	833	108	(115)	0	0	242	(234)	(17)		(56)	0		0	0		0	(14)	747
of which credit derivatives	634	45	(44)	0	0	310	(130)	(6)		(77)	0		0	0		0	13	745
Other	3,010	22	(62)	22,527	(23,478)	0	(18)	2		107	0		1	0		0	25	2,136
Trading assets	8,754	743	(691)	24,069	(25,099)	786	(669)	(37)		(280)	0		(4)	0		0	23	7,595
Investment securities	42	0	(4)	153	(28)	0	(157)	0		143	0		0	0		0	4	153
Equity	300	0	(110)	49	(84)	0	0	0		(1)	0		2	0		0	(9)	147
Life finance instruments	1,301	0	0	87	(152)	0	0	0		(52)	0		0	0		0	17	1,201
Other investments	1,601	0	(110)	136	(236)	0	0	0		(53)	0		2	0		0	8	1,348
Loans	4,530	493	(30)	32	(187)	824	(1,403)	0		(103)	0		0	0		0	28	4,184
of which commercial and industrial loans	2,207	57	(25)	0	(30)	366	(707)	0		(22)	0		0	0		0	13	1,859
of which financial institutions	1,480	321	(5)	31	(36)	286	(634)	0		(25)	0		0	0		0	8	1,426
Other intangible assets (mortgage servicing rights)	158	0	0	0	0	0	0	0		0	0		(10)	0		0	3	151
Other assets	1,511	201	(56)	681	(716)	142	(130)	0		(19)	0		0	0		0	(54)	1,560
of which loans held-for-sale [2]	1,350	174	(49)	633	(673)	142	(130)	0		(35)	0		0	0		0	(57)	1,355
Total assets at fair value	16,642	1,437	(906)	25,129	(26,346)	1,752	(2,359)	(37)		(312)	0		(12)	0		0	12	15,000
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0		41	0		0	0		(21)	(9)	466
Obligation to return securities received as collateral	46	0	(15)	58	(80)	0	0	0		0	0		0	0		0	0	9
Trading liabilities	3,226	226	(288)	69	(35)	926	(787)	(1)		(322)	0		(2)	0		0	31	3,043
of which interest rate derivatives	317	13	(5)	0	0	120	(87)	5		(135)	0		0	0		0	2	230
of which foreign exchange derivatives	100	19	(1)	0	0	44	(4)	0		(1)	0		0	0		0	2	159
of which equity/index-related derivatives	1,301	84	(170)	0	0	328	(339)	(7)		(76)	0		0	0		0	8	1,129
of which credit derivatives	898	72	(106)	0	0	309	(222)	4		(70)	0		0	0		0	15	900
Short-term borrowings	845	133	(55)	0	0	1,474	(739)	(1)		(55)	0		(5)	0		36	32	1,665
Long-term debt	12,501	2,035	(1,794)	0	0	2,538	(2,014)	3		(382)	0		0	(2)		(128)	206	12,963
of which structured notes over two years	12,259	1,721	(1,728)	0	0	1,927	(1,721)	4		(370)	0		0	(2)		(129)	194	12,155
Other liabilities	1,478	19	(29)	7	(115)	0	(356)	(6)		(23)	0		111	0		0	10	1,096
of which failed sales	223	12	(26)	2	(107)	0	0	0		(6)	0		0	0		0	1	99
Total liabilities at fair value	18,551	2,413	(2,181)	134	(230)	4,938	(3,896)	(5)		(741)	0		104	(2)		(113)	270	19,242
Net assets/(liabilities) at fair value	(1,909)	(976)	1,275	24,995	(26,116)	(3,186)	1,537	(32)		429	0		(116)	2		113	(258)	(4,242)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (22) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M17	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	39	0	0	0	0	0	0		(1)	0		0	0		0	0	39
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(195)	0		0	0		0	0		0	(5)	0
Securities received as collateral	70	3	(1)	31	(87)	0	0	0		0	0		0	0		0	(2)	14
Debt	3,977	326	(555)	1,447	(2,764)	0	0	(7)		(97)	0		6	0		0	(223)	2,110
of which corporates	1,674	113	(279)	1,040	(1,390)	0	0	(6)		(40)	0		4	0		0	(117)	999
of which RMBS	605	189	(130)	64	(206)	0	0	2		(62)	0		0	0		0	(31)	431
of which CMBS	65	4	(15)	0	(11)	0	0	(3)		(2)	0		0	0		0	(3)	35
of which CDO	1,165	14	(114)	132	(965)	0	0	0		(17)	0		0	0		0	(37)	178
Equity	240	15	(18)	32	(124)	0	0	0		2	0		0	0		0	(12)	135
Derivatives	4,305	215	(657)	0	0	503	(856)	103		(50)	0		0	0		0	(252)	3,311
of which interest rate products	748	4	(32)	0	0	90	(102)	5		34	0		0	0		0	(33)	714
of which equity/index-related products	914	85	(45)	0	0	191	(320)	9		38	0		0	0		0	(59)	813
of which credit derivatives	688	126	(188)	0	0	40	(161)	25		(38)	0		0	0		0	(38)	454
Other	4,243	49	(51)	6,774	(8,022)	0	(221)	3		262	0		0	0		0	(224)	2,813
Trading assets	12,765	605	(1,281)	8,253	(10,910)	503	(1,077)	99		117	0		6	0		0	(711)	8,369
Investment securities	72	0	(16)	64	(80)	0	(67)	(1)		68	0		0	0		0	(4)	36
Equity	318	0	0	98	(116)	0	0	0		(12)	0		23	0		0	(19)	292
Life finance instruments	1,588	0	0	96	(245)	0	0	0		22	0		0	0		0	(96)	1,365
Other investments	1,906	0	0	194	(361)	0	0	0		10	0		23	0		0	(115)	1,657
Loans	6,585	491	(372)	54	(487)	631	(1,418)	(19)		114	0		0	0		0	(367)	5,212
of which commercial and industrial loans	3,816	216	(103)	51	(321)	250	(1,033)	(7)		76	0		0	0		0	(198)	2,747
of which financial institutions	1,829	275	(9)	3	(162)	349	(335)	0		(10)	0		0	0		0	(110)	1,830
Other intangible assets (mortgage servicing rights)	138	0	0	1	(1)	0	0	0		0	0		(2)	0		0	(8)	128
Other assets	1,679	100	(37)	346	(562)	1,010	(95)	(2)		(123)	0		(1)	0		0	(139)	2,176
of which loans held-for-sale	1,316	55	(26)	317	(447)	1,009	(95)	(2)		(33)	0		0	0		0	(121)	1,973
Total assets at fair value	23,390	1,238	(1,707)	8,943	(12,488)	2,170	(2,852)	77		185	0		26	0		0	(1,351)	17,631
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	26	0	0		(10)	0		0	0		13	(6)	433
Obligation to return securities received as collateral	70	3	(1)	31	(87)	0	0	0		0	0		0	0		0	(2)	14
Trading liabilities	3,737	217	(732)	81	(80)	569	(994)	79		23	0		5	0		0	(225)	2,680
of which interest rate derivatives	538	6	(30)	0	0	13	(229)	3		(6)	0		0	0		0	(25)	270
of which foreign exchange derivatives	150	10	(1)	0	0	5	(4)	0		(57)	0		0	0		0	(8)	95
of which equity/index-related derivatives	1,181	12	(81)	0	0	321	(410)	(3)		117	0		0	0		0	(76)	1,061
of which credit derivatives	851	143	(226)	0	0	103	(175)	17		(41)	0		0	0		0	(50)	622
Short-term borrowings	516	89	(22)	0	0	332	(277)	(2)		9	0		8	0		0	(33)	620
Long-term debt	13,415	744	(1,623)	0	0	2,289	(1,785)	45		718	0		0	12		124	(943)	12,996
of which structured notes over two years	12,434	603	(1,533)	0	0	1,936	(1,496)	45		726	0		0	12		124	(879)	11,972
Other liabilities	1,684	72	(31)	117	(170)	7	(364)	(18)		(25)	0		174	0		0	(91)	1,355
of which failed sales	219	20	(13)	106	(131)	0	0	(1)		12	0		0	0		0	(13)	199
Total liabilities at fair value	19,832	1,125	(2,409)	229	(337)	3,223	(3,420)	104		715	0		187	12		137	(1,300)	18,098
Net assets/(liabilities) at fair value	3,558	113	702	8,714	(12,151)	(1,053)	568	(27)		(530)	0		(161)	(12)		(137)	(51)	(467)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	2Q18				2Q17
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	397	(116)	281	[1]	(557)	(161)	(718)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(79)	3	(76)		(1,107)	11	(1,096)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 6M18 were CHF 1,437 million, primarily from trading assets and loans. The transfers were primarily in the equity derivatives and financing and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 6M18 were CHF 906 million, primarily in trading assets and equity securities. The transfers were primarily in equity derivatives and credit and financing businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 2Q18 were CHF 709 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in equity derivatives and financing and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 2Q18 were CHF 424 million, primarily in trading assets and equity investments. The transfers were primarily equity derivative and financing and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on the Group’s valuation control framework.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price and earnings before interest, taxes, depreciation and amortization (EBITDA) multiple.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate and basis spread.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate, correlation, contingent probability and credit spreads.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk and correlation.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and funding spread. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as collateralized financing entities, are measured on the basis of the more observable fair value of the VIEs’ financial liabilities.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for short-term borrowings and long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and recovery rate.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, contingent probability, recovery rate, price, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), default rate, capitalization rate, discount rate, prepayment rate, gap risk, or credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable inputs mean reversion and funding spread would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 2Q18	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	9	–	–	–	–	–
Debt	2,161
of which corporates	1,233
of which	653	Option model	Correlation, in %	(60)	100	62
			Volatiliy, in %	0	96	25
of which	493	Market comparable	Price, in %	0	104	78
of which RMBS	446	Discounted cash flow	Discount rate, in %	0	30	7
			Prepayment rate, in %	2	23	9
			Default rate, in %	0	8	3
			Loss severity, in %	0	100	51
of which CMBS	20	Discounted cash flow	Capitalization rate, in %	14	14	14
			Discount rate, in %	6	13	11
			Prepayment rate, in %	0	27	6
of which CDO	108	Discounted cash flow	Discount rate, in %	4	14	7
			Prepayment rate, in %	0	20	19
			Credit spread, in bp	482	663	576
			Default rate, in %	0	2	2
			Loss severity, in %	30	100	32
Equity	182
of which	111	Vendor price	Price, in actuals	0	427	5
of which	70	Market comparable	EBITDA multiple	2	8	7
			Price, in %	100	100	100
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,116
of which interest rate products	707	Option model	Correlation, in %		3	100	76
			Prepayment rate, in %		1	25	9
			Volatility skew, in %		(4)	0	(2)
of which equity/index-related products	747	Option model	Correlation, in %		(60)	100	73
			Volatility, in %		0	96	33
			Buyback probability, in %	[2]	50	100	75
			Gap risk, in %	[3]	0	4	1
of which credit derivatives	745	Discounted cash flow	Credit spread, in bp		1	2,913	566
			Recovery rate, in %		0	45	20
			Discount rate, in %		2	28	16
			Default rate, in %		2	20	5
			Loss severity, in %		16	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	20	6
			Funding spread, in %		1	2	1
			Funding rate, in %		12	12	12
Other	2,136
of which	1,092	Market comparable	Price, in %		0	115	16
of which	903	Discounted cash flow	Market implied life expectancy, in years		3	16	7
Trading assets	7,595
Investment securities	153	–	–		–	–	–
Private equity	23	–	–		–	–	–
Other equity investments	124	–	–		–	–	–
Life finance instruments	1,201	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,348
Loans	4,184
of which commercial and industrial loans	1,859
of which	1,545	Discounted cash flow	Credit spread, in bp		90	1,905	510
of which	313	Market comparable	Price, in %		0	100	61
of which financial institutions	1,426
of which	1,245	Discounted cash flow	Credit spread, in bp		32	1,764	592
Other intangible assets (mortgage servicing rights)	151	–	–		–	–	–
Other assets	1,560
of which loans held-for-sale	1,355
of which	717	Discounted cash flow	Credit spread, in bp		89	1,301	277
			Recovery rate, in %		42	87	68
of which	323	Market comparable	Price, in %		0	101	88
Total level 3 assets at fair value	15,000
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q17	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	46	–	–	–	–	–
Debt	2,292
of which corporates	1,412
of which	387	Option model	Correlation, in %	(60)	98	55
of which	545	Market comparable	Price, in %	0	139	84
of which	444	Discounted cash flow	Credit spread, in bp	37	952	230
of which RMBS	320	Discounted cash flow	Discount rate, in %	1	24	11
			Prepayment rate, in %	1	36	10
			Default rate, in %	0	12	4
			Loss severity, in %	0	100	57
of which CMBS	16	Discounted cash flow	Capitalization rate, in %	14	14	14
			Discount rate, in %	8	16	14
			Prepayment rate, in %	0	5	4
of which CDO	126	Discounted cash flow	Discount rate, in %	5	13	8
			Prepayment rate, in %	5	20	13
			Credit spread, in bp	464	669	553
			Default rate, in %	2	5	3
			Loss severity, in %	0	80	34
Equity	163
of which	67	Vendor price	Price, in actuals	0	2,080	10
of which	81	Market comparable	EBITDA multiple	2	9	7
			Price, in %	18	100	67
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,289
of which interest rate products	801	Option model	Correlation, in %		20	100	72
			Prepayment rate, in %		6	34	17
			Volatility skew, in %		(4)	1	(1)
of which equity/index-related products	833	Option model	Correlation, in %		(60)	98	65
			Volatility, in %		0	105	64
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	634	Discounted cash flow	Credit spread, in bp		1	956	217
			Recovery rate, in %		0	45	20
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Loss severity, in %		1	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	14	6
Other	3,010
of which	1,605	Market comparable	Price, in %		0	110	23
of which	1,095	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	8,754
Investment securities	42	–	–		–	–	–
Private equity	29	–	–		–	–	–
Other equity investments	271	–	–		–	–	–
Life finance instruments	1,301	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,601
Loans	4,530
of which commercial and industrial loans	2,207
of which	1,924	Discounted cash flow	Credit spread, in bp		89	1,116	420
of which	250	Market comparable	Price, in %		0	99	56
of which financial institutions	1,480
of which	1,426	Discounted cash flow	Credit spread, in bp		43	1,430	371
Other intangible assets (mortgage servicing rights)	158	–	–		–	–	–
Other assets	1,511
of which loans held-for-sale	1,350
of which	849	Discounted cash flow	Credit spread, in bp		117	973	292
			Recovery rate, in %		18	87	73
of which	280	Market comparable	Price, in %		0	102	88
Total level 3 assets at fair value	16,642
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 2Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	466	–	–		–	–	–
Obligation to return securities received as collateral	9	–	–		–	–	–
Trading liabilities	3,043
of which interest rate derivatives	230
of which	165	Option model	Basis spread, in bp		(31)	147	42
			Correlation, in %		20	100	58
			Prepayment rate, in %		1	25	7
of which foreign exchange derivatives	159
of which	59	Option model	Correlation, in %		(10)	70	52
			Prepayment rate, in %		21	25	23
of which	31	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		267	473	426
of which	47	Market comparable	Price, in %		100	101	100
of which equity/index-related derivatives	1,129
of which	1,100	Option model	Correlation, in %		(60)	100	68
			Volatility, in %		0	96	28
			Buyback probability, in %	[2]	50	100	75
of which credit derivatives	900
of which	30	Option model	Funding spread, in bp		68	68	68
of which	708	Discounted cash flow	Credit spread, in bp		0	2,913	378
			Discount rate, in %		2	28	15
			Default rate, in %		2	20	4
			Recovery rate, in %		20	60	34
			Loss severity, in %		16	100	66
			Correlation, in %		38	82	49
			Funding spread, in %		1	2	2
			Funding rate, in %		14	14	14
			Prepayment rate, in %		0	20	6
of which	116	Market comparable	Price, in %		59	94	79
Short-term borrowings	1,665
of which	1,410	Option model	Correlation, in %		(40)	100	70
			Volatility, in %		3	96	27
of which	252	Discounted cash flow	Credit spread, in bp		(1)	517	65
			Recovery rate, in %		20	49	33
Long-term debt	12,963
of which structured notes over two years	12,155
of which	9,647	Option model	Correlation, in %		(60)	100	61
			Volatility, in %		0	96	23
			Buyback probability, in %	[2]	50	100	75
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(110)	(1)	(7)
of which	1,496	Discounted cash flow	Credit spread, in bp		(14)	2,260	98
Other liabilities	1,096
of which failed sales	99
of which	67	Market comparable	Price, in %		0	101	52
Total level 3 liabilities at fair value	19,242
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	455	–	–		–	–	–
Obligation to return securities received as collateral	46	–	–		–	–	–
Trading liabilities	3,226
of which interest rate derivatives	317
of which	205	Option model	Basis spread, in bp		(25)	52	19
			Correlation, in %		20	100	60
			Prepayment rate, in %		6	34	9
of which	81	Market comparable	Price, in %		1	102	44
of which foreign exchange derivatives	100
of which	64	Option model	Correlation, in %		(10)	70	51
			Prepayment rate, in %		27	34	30
of which	7	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,301
of which	947	Option model	Correlation, in %		(60)	98	55
			Volatility, in %		0	105	25
			Buyback probability, in %	[2]	50	100	90
of which	62	Vendor price	Price, in actuals		0	53	18
of which credit derivatives	898	Discounted cash flow	Credit spread, in bp		2	973	172
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Recovery rate, in %		10	60	38
			Loss severity, in %		25	100	67
			Correlation, in %		38	85	54
			Prepayment rate, in %		0	20	7
			Term TRS/repo spread, in bp		176	176	176
Short-term borrowings	845
of which	288	Option model	Correlation, in %		(40)	98	60
			Volatility, in %		4	105	26
of which	527	Discounted cash flow	Credit spread, in bp		2	278	175
			Recovery rate, in %		25	40	29
of which	24	Market comparable	Price, in %		11	47	47
Long-term debt	12,501
of which structured notes over two years	12,259
of which	9,739	Option model	Correlation, in %		(60)	99	55
			Volatility, in %		0	105	21
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	1,571	Discounted cash flow	Credit spread, in bp		2	729	105
Other liabilities	1,478
of which failed sales	223
of which	122	Market comparable	Price, in %		0	100	51
of which	25	Discounted cash flow	Credit spread, in bp		1,430	1,430	1,430
Total level 3 liabilities at fair value	18,551
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.
Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation) and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.
EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Contingent probability
Contingent probability is the primary significant unobservable input for contingent foreign exchange forward trades where the delivery or exercise and the premium payment are contingent on an event such as completion of an M&A deal or regulatory approval for a product.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of	2Q18							4Q17
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	12		0		12	0		0		0		0	0
Equity funds	76		950	[1]	1,026	0		61		992	[2]	1,053	0
Equity funds sold short	(1)		(1)		(2)	0		0		(9)		(9)	0
Total funds held in trading assets and liabilities	87		949		1,036	0		61		983		1,044	0
Debt funds	87		34		121	0		164		75		239	0
Equity funds	14		15		29	0		2		53		55	0
Others	2		42		44	0		2		95		97	9
Hedge funds	103		91	[3]	194	0		168		223	[4]	391	9
Debt funds	1		0		1	0		1		0		1	0
Equity funds	147		0		147	46		141		0		141	64
Real estate funds	221		0		221	40		178		0		178	44
Others	34		4		38	21		31		0		31	15
Private equities	403		4		407	107		351		0		351	123
Equity method investments	57		1,026		1,083	25		71		1,051		1,122	5
Total funds held in other investments	563		1,121		1,684	132		590		1,274		1,864	137
Total fair value	650	[5]	2,070	[6]	2,720	132	[7]	651	[5]	2,257	[6]	2,908	137	[7]
1
55% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 8% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 1% is redeemable on an annual basis with a notice period primarily of less than 30 days.

2
54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 9% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 2% is redeemable on an annual basis with a notice period of more than 60 days.

3
68% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 31% is redeemable on demand with a notice period primarily of less than 30 days and 1% is redeemable on a monthly basis with a notice period primarily of more than 60 days.

4
51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 43% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 6% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 141 million and CHF 229 million attributable to noncontrolling interests as of the end of 2Q18 and 4Q17, respectively.
6 Includes CHF 18 million and CHF 167 million attributable to noncontrolling interests as of the end of 2Q18 and 4Q17, respectively.
7 Includes CHF 27 million and CHF 53 million attributable to noncontrolling interests as of the end of 2Q18 and 4Q17, respectively.
Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
Nonrecurring fair value changes
end of	2Q18	4Q17
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2Q18			4Q17
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	639	3,454	(2,815)	708	3,375	(2,667)
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	75,706	75,595	111	77,498	76,643	855
Loans	15,711	16,161	(450)	15,307	15,372	(65)
Other assets [1]	9,102	11,635	(2,533)	8,468	10,910	(2,442)
Due to banks and customer deposits	(819)	(756)	(63)	(907)	(861)	(46)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,457)	(9,456)	(1)	(15,262)	(15,180)	(82)
Short-term borrowings	(11,675)	(11,960)	285	(11,019)	(11,104)	85
Long-term debt	(62,205)	(66,068)	3,863	(63,628)	(63,759)	131
Other liabilities	(564)	(1,667)	1,103	(661)	(1,716)	1,055
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	6M18		6M17
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	4	[1]	7	[1]
of which related to credit risk	(3)		0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	653	[1]	852	[1]
Other investments	200	[2]	130	[2]
of which related to credit risk	(1)		2
Loans	288	[1]	841	[1]
of which related to credit risk	(238)		39
Other assets	372	[1]	256	[1]
of which related to credit risk	88		23
Due to banks and customer deposits	(2)	[1]	(7)	[1]
of which related to credit risk	(12)		7
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38)	[1]	(37)	[1]
Short-term borrowings	1,968	[2]	(264)	[2]
Long-term debt	1,915	[2]	(3,554)	[2]
of which related to credit risk	37		0
Other liabilities	100	[3]	158	[3]
of which related to credit risk	15		106
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and the cumulative amount that is attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.

Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2Q18	Cumulative	2Q17		2Q18	2Q17
Financial instruments (CHF million)
Deposits	4	(36)	(4)		0	0
Short-term borrowings	(18)	(60)	0		2	0
Long-term debt	834	(1,340)	(613)		25	(2)
of which treasury debt over two years	284	(179)	(209)		0	0
of which structured notes over two years	526	(1,180)	(423)		25	(7)
Total	820	(1,436)	(617)		27	(2)
1 Amounts are reflected gross of tax.
Financial instruments not carried at fair value
The following table provides the carrying value and the fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2Q18 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	41,911	0	41,912	0	41,912
Loans	268,274	0	270,720	5,137	275,857
Other financial assets [1]	129,114	112,421	16,126	730	129,277
Financial liabilities
Due to banks and deposits	381,290	201,135	180,111	0	381,246
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	10,429	19	10,412	0	10,431
Short-term borrowings	18,898	0	18,900	0	18,900
Long-term debt	103,757	0	103,920	418	104,338
Other financial liabilities [2]	17,668	4	17,635	137	17,776
4Q17 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	37,848	0	37,848	0	37,848
Loans	260,093	0	264,290	3,212	267,502
Other financial assets [3]	170,870	109,645	60,469	1,109	171,223
Financial liabilities
Due to banks and deposits	372,867	201,575	171,281	0	372,856
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	11,233	0	11,233	0	11,233
Short-term borrowings	14,871	0	14,870	0	14,870
Long-term debt	109,403	0	112,488	235	112,723
Other financial liabilities [3]	61,316	0	61,131	172	61,303
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.
3 4Q17 balances included brokerage receivables and payables, which, effective January 1, 2018, are no longer included due to the adoption of ASU 2016-01.

31 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	2Q18	4Q17
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	122,349	130,038
of which encumbered	61,237	73,189
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2Q18	4Q17
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	456,723	433,190
of which sold or repledged	211,771	212,155
32 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 38 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 38 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.5 billion.
In 2Q18, the Group recorded net litigation provisions of CHF 94 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
Government and regulatory related matters
NYAG litigation
On June 12, 2018, the New York State Court of Appeals ordered the partial dismissal of the complaint filed by the New York Attorney General (NYAG) referencing 64 RMBS issued, sponsored, deposited, and underwritten by Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates in 2006 and 2007. The Court of Appeals held that the NYAG’s claim pursuant to New York’s Martin Act was time-barred and remanded the action to the Supreme Court of the State of New York (SCNY), New York County for further proceedings on the NYAG’s claim pursuant to New York’s Executive Law.
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On May 3, 2018, the Washington State Supreme Court granted a petition for review of the dismissal of the action brought by the Federal Home Loan Bank of Seattle against CSS LLC and its affiliates relating to approximately USD 104 million of RMBS at issue.
On July 9, 2018, following a settlement, the Tennessee state court presiding in the action brought by the Tennessee Consolidated Retirement System dismissed with prejudice all claims against CSS LLC relating to approximately USD 24 million of RMBS at issue.
On July 27, 2018, following a settlement, the SCNY presiding in the action brought by Phoenix Light SF Ltd. and affiliated entities dismissed with prejudice all claims against CSS LLC and its affiliates related to approximately USD 281 million of RMBS at issue.
Bank loan litigation
On July 18, 2018, the Bank affiliates filed a request for review by the Texas Supreme Court in the action against Bank affiliates by an entity related to Highland Capital Management LP.
Tax and securities law matters
On May 19, 2014, Credit Suisse AG entered into settlement agreements with several US regulators regarding its US cross-border matters. As part of the agreements, Credit Suisse AG, among other things, engaged an independent corporate monitor that reports to the New York State Department of Financial Services (DFS). As of July 31, 2018, the monitor has concluded both his review and his assignment.
Rates-related matters
Regulatory matters
On July 26, 2018, Credit Suisse Group AG and certain affiliates received a Statement of Objections from the European Commission (Commission), alleging that Credit Suisse engaged in anticompetitive practices in connection with its foreign exchange trading business. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation.
Civil litigation
LIBOR litigation
In the multi-district litigation before the US District Court for the Southern District of New York (SDNY), on June 15, 2018, plaintiffs in several non-class actions filed amended complaints or filed for leave to amend their currently operative complaints. On July 13, 2018, defendants moved to dismiss the amended complaints and opposed leave to amend.
Foreign exchange litigation
On May 31, 2018, plaintiffs served a motion for class certification in the consolidated class action relating to the alleged manipulation of foreign exchange rates.

On July 10, 2018, the United States Court of Appeals for the Second Circuit issued an order affirming in full the SDNY’s decision to dismiss the putative US Employee Retirement Income Security Act of 1974 (ERISA) class action against Credit Suisse AG and affiliates as well as other defendant financial institutions and denying plaintiffs’ request for leave to amend their complaint.
Mexican government bonds litigation
Credit Suisse AG and affiliates have been named in multiple putative class actions in US federal court alleging a conspiracy among Credit Suisse and other dealer banks to manipulate the Mexican government bond market. These actions have been consolidated in the SDNY and on July 18, 2018 plaintiffs filed their consolidated amended complaint.
OTC trading cases
On May 10, 2018, in the consolidated multi-district litigation relating to interest rate swaps, the SDNY issued an order granting in part and denying in part class plaintiffs’ motion for leave to amend and file a third amended consolidated class action complaint. The SDNY granted plaintiffs’ motion to add a new plaintiff and factual allegations relating to the claims that survived the motion to dismiss, but denied plaintiffs’ attempt to revive the dismissed claims. On May 30, 2018, plaintiffs filed the third amended complaint. On June 14, 2018, a new direct action complaint was filed by swap execution facility trueEx LLC. On June 20, 2018, the trueEx LLC complaint was added to the existing multi-district litigation.
Customer account matters
On July 17, 2018, the High Court of New Zealand dismissed, subject to appeal, a civil liability lawsuit brought against Credit Suisse AG and an affiliate in connection with claims that a former relationship manager in Switzerland had exceeded his investment authority. The same civil liability lawsuit was stayed against a New Zealand incorporated affiliate.
Hiring practices investigation
On May 30, 2018, Credit Suisse (Hong Kong) Limited (CSHKL) entered into a non-prosecution agreement to resolve the investigation of past hiring practices between 2007 and 2013 in the Asia Pacific region by the US Department of Justice (DOJ), under which CSHKL paid a penalty of USD 47 million. No criminal charges were filed and no monitor was required. As part of the agreement, Credit Suisse AG will continue to cooperate with the DOJ, will maintain prescribed standards in its compliance programs and will report to the DOJ on the functioning of its enhanced compliance programs. On July 5, 2018, Credit Suisse Group AG reached a settlement with the US Securities and Exchange Commission to resolve the parallel investigation of the same conduct for USD 29.7 million.
Write-downs litigation
On July 2, 2018, Credit Suisse Group AG and the individual defendants named in the putative class action filed a motion to dismiss the complaint.
33 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 2Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,048	4,046		5,094	202		(206)	5,090
Interest expense	(1,081)	(2,386)		(3,467)	(215)		185	(3,497)
Net interest income	(33)	1,660		1,627	(13)		(21)	1,593
Commissions and fees	924	2,196		3,120	7		32	3,159
Trading revenues	177	357		534	(23)		17	528
Other revenues	417	(87)		330	696	[2]	(711)	315
Net revenues	1,485	4,126		5,611	667		(683)	5,595
Provision for credit losses	1	72		73	0		0	73
Compensation and benefits	741	1,612		2,353	15		179	2,547
General and administrative expenses	463	1,272		1,735	4		(319)	1,420
Commission expenses	58	270		328	0		0	328
Restructuring expenses	89	56		145	0		30	175
Total other operating expenses	610	1,598		2,208	4		(289)	1,923
Total operating expenses	1,351	3,210		4,561	19		(110)	4,470
Income/(loss) before taxes	133	844		977	648		(573)	1,052
Income tax expense	24	306		330	1		67	398
Net income/(loss)	109	538		647	647		(640)	654
Net income/(loss) attributable to noncontrolling interests	4	5		9	0		(2)	7
Net income/(loss) attributable to shareholders	105	533		638	647		(638)	647
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	109	538		647	647	(640)	654
Gains/(losses) on cash flow hedges	0	(7)		(7)	(3)	0	(10)
Foreign currency translation	596	(39)		557	1	7	565
Unrealized gains/(losses) on securities	0	(8)		(8)	0	0	(8)
Actuarial gains/(losses)	7	4		11	0	62	73
Net prior service credit/(cost)	0	0		0	0	(29)	(29)
Gains/(losses) on liabilities related to credit risk	30	643		673	43	45	761
Other comprehensive income/(loss), net of tax	633	593		1,226	41	85	1,352
Comprehensive income/(loss)	742	1,131		1,873	688	(555)	2,006
Comprehensive income/(loss) attributable to noncontrolling interests	8	29		37	0	(25)	12
Comprehensive income/(loss) attributable to shareholders	734	1,102		1,836	688	(530)	1,994
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,350	3,252		4,602	138		(138)	4,602
Interest expense	(1,095)	(1,762)		(2,857)	(151)		143	(2,865)
Net interest income	255	1,490		1,745	(13)		5	1,737
Commissions and fees	862	2,007		2,869	7		29	2,905
Trading revenues	21	228		249	(1)		(11)	237
Other revenues	226	129		355	321	[2]	(350)	326
Net revenues	1,364	3,854		5,218	314		(327)	5,205
Provision for credit losses	2	80		82	0		0	82
Compensation and benefits	762	1,815		2,577	19		(1)	2,595
General and administrative expenses	421	1,198		1,619	(12)		(80)	1,527
Commission expenses	60	290		350	0		0	350
Restructuring expenses	37	24		61	0		8	69
Total other operating expenses	518	1,512		2,030	(12)		(72)	1,946
Total operating expenses	1,280	3,327		4,607	7		(73)	4,541
Income/(loss) before taxes	82	447		529	307		(254)	582
Income tax expense/(benefit)	126	163		289	4		(17)	276
Net income/(loss)	(44)	284		240	303		(237)	306
Net income/(loss) attributable to noncontrolling interests	33	(33)		0	0		3	3
Net income/(loss) attributable to shareholders	(77)	317		240	303		(240)	303
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(44)	284		240	303	(237)	306
Gains/(losses) on cash flow hedges	0	8		8	2	0	10
Foreign currency translation	(709)	(379)		(1,088)	0	(13)	(1,101)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	0	(5)
Actuarial gains/(losses)	4	9		13	0	69	82
Net prior service credit/(cost)	0	0		0	0	(28)	(28)
Gains/(losses) on liabilities related to credit risk	(6)	(556)		(562)	(26)	(42)	(630)
Other comprehensive income/(loss), net of tax	(711)	(923)		(1,634)	(24)	(14)	(1,672)
Comprehensive income/(loss)	(755)	(639)		(1,394)	279	(251)	(1,366)
Comprehensive income/(loss) attributable to noncontrolling interests	40	(73)		(33)	0	30	(3)
Comprehensive income/(loss) attributable to shareholders	(795)	(566)		(1,361)	279	(281)	(1,363)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,996	7,550		9,546	384		(389)	9,541
Interest expense	(2,070)	(4,233)		(6,303)	(410)		350	(6,363)
Net interest income	(74)	3,317		3,243	(26)		(39)	3,178
Commissions and fees	1,827	4,299		6,126	14		65	6,205
Trading revenues	461	587		1,048	9		49	1,106
Other revenues	726	53		779	1,375	[2]	(1,412)	742
Net revenues	2,940	8,256		11,196	1,372		(1,337)	11,231
Provision for credit losses	1	120		121	0		0	121
Compensation and benefits	1,444	3,257		4,701	32		352	5,085
General and administrative expenses	881	2,677		3,558	(2)		(628)	2,928
Commission expenses	124	548		672	0		0	672
Restructuring expenses	149	108		257	0		62	319
Total other operating expenses	1,154	3,333		4,487	(2)		(566)	3,919
Total operating expenses	2,598	6,590		9,188	30		(214)	9,004
Income/(loss) before taxes	341	1,546		1,887	1,342		(1,123)	2,106
Income tax expense	63	566		629	1		130	760
Net income/(loss)	278	980		1,258	1,341		(1,253)	1,346
Net income/(loss) attributable to noncontrolling interests	4	5		9	0		(4)	5
Net income/(loss) attributable to shareholders	274	975		1,249	1,341		(1,249)	1,341
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	278	980		1,258	1,341	(1,253)	1,346
Gains/(losses) on cash flow hedges	0	(43)		(43)	0	0	(43)
Foreign currency translation	236	(174)		62	1	0	63
Unrealized gains/(losses) on securities	0	(13)		(13)	0	(1)	(14)
Actuarial gains/(losses)	6	9		15	0	138	153
Net prior service credit/(cost)	0	0		0	0	(60)	(60)
Gains/(losses) on liabilities related to credit risk	23	968		991	77	84	1,152
Other comprehensive income/(loss), net of tax	265	747		1,012	78	161	1,251
Comprehensive income/(loss)	543	1,727		2,270	1,419	(1,092)	2,597
Comprehensive income/(loss) attributable to noncontrolling interests	5	11		16	0	(15)	1
Comprehensive income/(loss) attributable to shareholders	538	1,716		2,254	1,419	(1,077)	2,596
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	2,611	6,034		8,645	265		(266)	8,644
Interest expense	(2,072)	(3,133)		(5,205)	(291)		222	(5,274)
Net interest income	539	2,901		3,440	(26)		(44)	3,370
Commissions and fees	1,901	3,973		5,874	14		63	5,951
Trading revenues	102	672		774	(4)		41	811
Other revenues	443	209		652	917	[2]	(962)	607
Net revenues	2,985	7,755		10,740	901		(902)	10,739
Provision for credit losses	4	131		135	0		0	135
Compensation and benefits	1,587	3,701		5,288	35		(23)	5,300
General and administrative expenses	894	2,398		3,292	(34)		(130)	3,128
Commission expenses	129	589		718	0		0	718
Restructuring expenses	66	89		155	0		51	206
Total other operating expenses	1,089	3,076		4,165	(34)		(79)	4,052
Total operating expenses	2,676	6,777		9,453	1		(102)	9,352
Income/(loss) before taxes	305	847		1,152	900		(800)	1,252
Income tax expense/(benefit)	109	277		386	1		(33)	354
Net income/(loss)	196	570		766	899		(767)	898
Net income/(loss) attributable to noncontrolling interests	(9)	7		(2)	0		1	(1)
Net income/(loss) attributable to shareholders	205	563		768	899		(768)	899
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	196	570		766	899	(767)	898
Gains/(losses) on cash flow hedges	0	2		2	4	0	6
Foreign currency translation	(1,074)	(502)		(1,576)	(1)	(24)	(1,601)
Unrealized gains/(losses) on securities	0	(7)		(7)	0	0	(7)
Actuarial gains/(losses)	8	17		25	0	160	185
Net prior service credit/(cost)	0	0		0	0	(67)	(67)
Gains/(losses) on liabilities related to credit risk	(22)	(903)		(925)	(150)	(68)	(1,143)
Other comprehensive income/(loss), net of tax	(1,088)	(1,393)		(2,481)	(147)	1	(2,627)
Comprehensive income/(loss)	(892)	(823)		(1,715)	752	(766)	(1,729)
Comprehensive income/(loss) attributable to noncontrolling interests	1	(54)		(53)	0	42	(11)
Comprehensive income/(loss) attributable to shareholders	(893)	(769)		(1,662)	752	(808)	(1,718)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,984	108,652		111,636	266	611	112,513
Interest-bearing deposits with banks	22	995		1,017	501	(496)	1,022
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	57,626	59,991		117,617	0	0	117,617
Securities received as collateral	4,496	41,026		45,522	0	0	45,522
Trading assets	24,408	111,379		135,787	0	(201)	135,586
Investment securities	265	2,064		2,329	19,904	(19,902)	2,331
Other investments	886	4,668		5,554	47,512	(47,440)	5,626
Net loans	12,497	280,681		293,178	0	(5,518)	287,660
Premises and equipment	1,047	3,485		4,532	0	299	4,831
Goodwill	733	3,352		4,085	0	712	4,797
Other intangible assets	189	23		212	0	0	212
Brokerage receivables	21,680	23,452		45,132	0	0	45,132
Other assets	10,709	23,318		34,027	513	769	35,309
Total assets	137,542	663,086		800,628	68,696	(71,166)	798,158
Liabilities and equity (CHF million)
Due to banks	99	17,353		17,452	1,277	(1,270)	17,459
Customer deposits	1	368,838		368,839	0	(1,431)	367,408
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	16,831	3,055		19,886	0	0	19,886
Obligation to return securities received as collateral	4,496	41,026		45,522	0	0	45,522
Trading liabilities	9,740	33,039		42,779	0	(3)	42,776
Short-term borrowings	8,808	22,262		31,070	0	(497)	30,573
Long-term debt	54,159	110,951		165,110	23,560	(22,709)	165,961
Brokerage payables	18,468	15,982		34,450	0	0	34,450
Other liabilities	9,462	20,976		30,438	389	(313)	30,514
Total liabilities	122,064	633,482		755,546	25,226	(26,223)	754,549
Total shareholders' equity	15,381	28,958		44,339	43,470	(44,339)	43,470
Noncontrolling interests	97	646		743	0	(604)	139
Total equity	15,478	29,604		45,082	43,470	(44,943)	43,609

Total liabilities and equity	137,542	663,086		800,628	68,696	(71,166)	798,158
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	3,058	106,452		109,510	516	(211)	109,815
Interest-bearing deposits with banks	32	689		721	493	(488)	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,212	57,134		115,346	0	0	115,346
Securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading assets	24,602	132,172		156,774	0	(440)	156,334
Investment securities	245	1,944		2,189	15,612	(15,610)	2,191
Other investments	902	4,991		5,893	45,517	(45,446)	5,964
Net loans	12,456	270,781		283,237	0	(4,088)	279,149
Premises and equipment	1,001	3,444		4,445	0	241	4,686
Goodwill	722	3,314		4,036	0	706	4,742
Other intangible assets	195	28		223	0	0	223
Brokerage receivables	19,717	27,251		46,968	0	0	46,968
Other assets	11,217	19,739		30,956	389	726	32,071
Total assets	137,781	660,591		798,372	62,527	(64,610)	796,289
Liabilities and equity (CHF million)
Due to banks	270	15,141		15,411	755	(753)	15,413
Customer deposits	1	362,302		362,303	0	(1,141)	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15,352	11,144		26,496	0	0	26,496
Obligation to return securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading liabilities	6,549	32,583		39,132	0	(13)	39,119
Short-term borrowings	12,224	14,154		26,378	0	(489)	25,889
Long-term debt	50,396	121,646		172,042	19,357	(18,367)	173,032
Brokerage payables	21,585	21,718		43,303	0	0	43,303
Other liabilities	10,454	21,229		31,683	513	(584)	31,612
Total liabilities	122,253	632,569		754,822	20,625	(21,347)	754,100
Total shareholders' equity	15,409	27,261		42,670	41,902	(42,670)	41,902
Noncontrolling interests	119	761		880	0	(593)	287
Total equity	15,528	28,022		43,550	41,902	(43,263)	42,189

Total liabilities and equity	137,781	660,591		798,372	62,527	(64,610)	796,289
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 6M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(1,907)	13,692		11,785	(130)	[2]	156	11,811
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	11	(310)		(299)	(8)		8	(299)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,462	(2,425)		(963)	0		0	(963)
Purchase of investment securities	0	(379)		(379)	(4,846)		4,846	(379)
Proceeds from sale of investment securities	0	255		255	0		0	255
Maturities of investment securities	180	131		311	0		0	311
Investments in subsidiaries and other investments	(85)	(221)		(306)	(5)		5	(306)
Proceeds from sale of other investments	168	474		642	4		(9)	637
(Increase)/decrease in loans	151	(12,169)		(12,018)	0		1,416	(10,602)
Proceeds from sales of loans	0	3,903		3,903	0		0	3,903
Capital expenditures for premises and equipment and other intangible assets	(133)	(343)		(476)	0		(53)	(529)
Proceeds from sale of premises and equipment and other intangible assets	0	80		80	0		(51)	29
Other, net	3	201		204	0		0	204
Net cash provided by/(used in) investing activities of continuing operations	1,757	(10,803)		(9,046)	(4,855)		6,162	(7,739)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(171)	6,811		6,640	522		(803)	6,359
Increase/(decrease) in short-term borrowings	(2,189)	6,649		4,460	0		(8)	4,452
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	1,206	(7,974)		(6,768)	0		0	(6,768)
Issuances of long-term debt	7,734	8,299		16,033	4,622		(4,744)	15,911
Repayments of long-term debt	(6,104)	(14,436)		(20,540)	0		0	(20,540)
Sale of treasury shares	0	0		0	0		6,175	6,175
Repurchase of treasury shares	0	0		0	(757)		(6,142)	(6,899)
Dividends paid	(1)	(13)		(14)	(661)		10	(665)
Other, net	(448)	(462)		(910)	1,009		25	124
Net cash provided by/(used in) financing activities of continuing operations	27	(1,126)		(1,099)	4,735		(5,487)	(1,851)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	49	437		486	0		(9)	477
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(74)	2,200		2,126	(250)		822	2,698

Cash and due from banks at beginning of period [3]	3,058	106,452		109,510	516		(211)	109,815
Cash and due from banks at end of period [3]	2,984	108,652		111,636	266		611	112,513
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 6 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

3 Includes restricted cash.

Condensed consolidating statements of cash flows (continued)
in 6M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(7,549)	6,351		(1,198)	(1,063)	[2]	29	(2,232)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	0	126		126	0		0	126
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(1,301)	(1,029)		(2,330)	0		0	(2,330)
Purchase of investment securities	0	(44)		(44)	(1,677)		1,677	(44)
Proceeds from sale of investment securities	0	7		7	0		0	7
Maturities of investment securities	76	116		192	0		0	192
Investments in subsidiaries and other investments	(160)	(727)		(887)	(4,101)		4,101	(887)
Proceeds from sale of other investments	243	588		831	0		0	831
(Increase)/decrease in loans	(216)	(5,520)		(5,736)	(3,725)		4,253	(5,208)
Proceeds from sales of loans	0	3,785		3,785	0		0	3,785
Capital expenditures for premises and equipment and other intangible assets	(117)	(355)		(472)	0		(1)	(473)
Proceeds from sale of premises and equipment and other intangible assets	1	50		51	0		(50)	1
Other, net	30	23		53	0		0	53
Net cash provided by/(used in) investing activities of continuing operations	(1,444)	(2,980)		(4,424)	(9,503)		9,980	(3,947)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	52	4,177		4,229	259		(264)	4,224
Increase/(decrease) in short-term borrowings	615	2,102		2,717	0		0	2,717
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	734	(1,212)		(478)	0		0	(478)
Issuances of long-term debt	15,419	7,279		22,698	5,719		(5,691)	22,726
Repayments of long-term debt	(7,375)	(28,271)		(35,646)	0		90	(35,556)
Issuances of common shares	0	0		0	4,253		0	4,253
Sale of treasury shares	0	0		0	0		5,834	5,834
Repurchase of treasury shares	0	0		0	(565)		(5,880)	(6,445)
Dividends paid	(8)	(4)		(12)	(584)		8	(588)
Other, net	(287)	3,807		3,520	592		(3,842)	270
Net cash provided by/(used in) financing activities of continuing operations	9,150	(12,122)		(2,972)	9,674		(9,745)	(3,043)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(166)	(2,140)		(2,306)	700		(1)	(1,607)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(9)	(10,891)		(10,900)	(192)		263	(10,829)

Cash and due from banks at beginning of period [3]	2,491	118,575		121,066	938		(843)	121,161
Cash and due from banks at end of period [3]	2,482	107,684		110,166	746		(580)	110,332
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 8 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

3 Includes restricted cash.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CCAR	Comprehensive Capital Analysis and Review
CDO	Collateralized debt obligation
CDS	Credit default swaps
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CMS	Constant maturity swap
CP	Commercial paper
CPR	Constant prepayment rate
D
DFS	New York State Department of Financial Services
DOJ	US Department of Justice
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
IHC	Intermediate holding company
IPO	Initial public offering
IPRE	Income producing real estate
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
L
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYAG	New York Attorney General
O
OFAC	Office of Foreign Assets Control
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court of the State of New York
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
STC	Simple, transparent and comparable
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	6M18	2017		2016		2015
Share price (common shares, CHF)
Average	16.66	15.11		13.71		23.85
Minimum	14.78	13.04		9.92		18.22
Maximum	18.61	17.84		21.31		27.89
End of period	14.95	17.40		14.61		21.69
Share price (American Depositary Shares, USD)
Average	17.19	15.35		13.88		25.43
Minimum	14.73	13.37		10.21		20.48
Maximum	19.98	18.02		21.36		29.69
End of period	14.88	17.85		14.31		21.69
Market capitalization
Market capitalization (CHF million)	38,212	44,475		30,533		42,456
Market capitalization (USD million)	38,033	45,625		29,906		42,456
Dividend per share (CHF)
Dividend per share	–	0.25	[1]	0.70	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of July 30, 2018	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Positive
Rating and Investment Information	–	A	Negative
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A	Positive
Fitch Ratings	F1	A	Positive

Financial calendar and contacts
Financial calendar
Third quarter results 2018	Thursday, November 1, 2018

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Additional information
Results and financial information	credit-suisse.com/results
Printed copies	credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170, USA
Overnight correspondence address	BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845, USA
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	2Q18	1Q18	4Q17	2Q17	2Q18	1Q18	2Q17	6M18	6M17
1 USD / CHF	0.99	0.95	0.98	0.96	0.98	0.95	0.98	0.97	0.99
1 EUR / CHF	1.16	1.18	1.17	1.09	1.17	1.16	1.08	1.17	1.08
1 GBP / CHF	1.31	1.34	1.32	1.24	1.33	1.32	1.26	1.33	1.25
100 JPY / CHF	0.90	0.90	0.87	0.85	0.90	0.87	0.88	0.89	0.88

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

Credit Suisse Annual Reporting Suite

Our 2017 annual publication suite consisting of Annual Report, Corporate Responsibility Report and Corporate Responsibility – At a Glance is available on our website www.credit-suisse.com/investors.

Production: Management Digital Data AG
Printer: Neidhart + Schön AG

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520134 English / 229006E